5/19



03050644

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Doral Industries Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

FILE NO. 82- 2800

FISCAL YEAR 12-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/21/03

generation after generation

2002 ANNUAL REPORT




SUPERFOLD



Home Furnishings

Cosco Home & Office	Dorel Home Products
Ameriwood	Ridgewood
Charleswood	Dorel Asia

Metal folding furniture; Step stools; Ladders; Futons;
Imported furniture items
Office/home office furniture; Entertainment units


COSCO


DOREL


AMERIWOOD
INDUSTRIES


RIDGEWOOD
CHARLESWOOD

Mass merchants; Furniture stores;
Hardware/home centers; Office superstores

Columbus, Indiana	St. Louis, Missouri

High Point, North Carolina	Mississauga, Ontario

Columbus, Indiana	Montreal, Quebec
Cornwall, Ontario	Ontario, California
Dowagiac, Michigan	Tiffin, Ohio
Greenwood, Indiana	Wright City, Missouri

Recent Developments

Ampa Group –
The newest member of Dorel Juvenile.

During the first quarter of 2003 Dorel completed its largest-ever acquisition. Ampa Group is universally known in France for its high quality, innovative products sold under the Bébé Confort, Babidéal, MonBébé and Baby Relax brands. All are well-recognized and have a commanding market share in Europe with long-established distribution channels through independent retailers and mass merchants. Products, in all price categories, include prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel as well as feeding accessories. *The Ampa Group is highly profitable.* Sales for the fiscal year ended September 30, 2002 were approximately $US187 million. It has manufacturing facilities in France, Italy and Portugal and employs over 1,000 people.


baby Relax
MONBEBE
bébé confort
babidéal

Segmented Information

Please note that as of fiscal 2003, Dorel is modifying the reporting of its operating segments. The Ready-to-Assemble and Home Furnishing segments are now combined under Home Furnishings. The operating units within these two segments have increasingly become integrated in both the way they are operated and reported internally.





Juvenile

THE WORLD OF DOREL

DIVISIONS	Dorel Juvenile Group, North America Dorel Juvenile Group, Europe Ampa Group
PRODUCT RANGE	Infant car seats; Strollers; High chairs; Playpens; Toddler bed Early learning/infant health/safety aids
BRANDS	MAXI-COSI COSCO Quinny baby Relax monbebe bébé confort babidéal
CUSTOMERS	Mass merchants; Department stores; Hardware/home centers; Specialty boutiques
DESIGN/ PRODUCT DEVELOPMENT CENTRES	Canton, Massachussetts Cholet, France Columbus, Indiana Helmond, Holland
SHOWROOMS	High Point, North Carolina Mississauga, Ontario
MANUFACTURING/ DISTRIBUTION FACILITIES	Columbus, Indiana Greenwood, Indiana Montreal, Quebec Ontario, California --- Cholet, France Helmond, Holland Lausanne, Switzerland Machelen, Belgium Norfolk, United Kingdom Sabadell, Spain Telgate, Italy Thetford, United Kingdom Villa do Conde, Portugal

financial highlights

ANNUAL RESULTS 1998-2002

Operating Results (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000	1999	1998
Sales	992,073	916,769	757,540	596,702	492,554
Cost of sales	760,423	718,123	582,741	452,974	381,826
Gross profit	231,650	198,647	174,799	143,728	110,729
as percent of sales	23.4 %	21.7 %	23.1 %	24.1 %	22.5 %
Operating expenses	145,956	147,354	127,356	85,996	74,635
Restructuring costs					
and other one-time charges	–	20,000	12,037	–	10,067
Pretax earnings	85,694	31,293	35,406	57,732	26,027
as percent of sales	8.6 %	3.4 %	4.7 %	9.7 %	5.3 %
Income taxes	24,099	4,731	5,432	17,756	8,330
Net earnings from continuing operations	61,595	26,562	29,974	39,977	17,697
as percent of sales	6.2 %	2.9 %	4.0 %	6.7 %	3.6 %
Income (loss) from discontinued operations	–	(1,058)	(12,668)	(1,401)	1,000
Net earnings	61,595	25,504	17,306	38,576	18,697
as percent of sales	6.2 %	2.8 %	2.3 %	6.5 %	3.8 %
Earnings per share from continuing operations					
Basic *	2.05	0.94	1.07	1.43	0.65
Fully diluted *	2.00	0.93	1.05	1.41	0.65
Earnings per share					
Basic *	2.05	0.91	0.62	1.38	0.69
Fully diluted *	2.00	0.89	0.61	1.36	0.69
Book value per share at end of year **	11.31	7.52	6.75	6.55	5.63

* Adjusted to account for the weighted daily average number of shares outstanding.

** Based on the number of shares outstanding at year end.

DOREL INDUSTRIES INC. is a global manufacturer of consumer products. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,500 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.



Cornwall, Ontario
Mississauga, Ontario
Montreal, Quebec
Canton, Massachussetts
Columbus, Indiana
Dowagiac, Michigan
Greenwood, Indiana
High Point, North Carolina
Ontario, California
Tiffin, Ohio
Wright City, Missouri
NORTH AMERICA
Cholet, France
Norfolk, UK
Thetford, UK
Sabadell, Spain
Helmond, Holland
Villa do Conde, Portugal
Lausanne, Switzerland
Telgate, Italy
Machelen, Belgium
EUROPE
Kowloon, Hong Kong
ASIA



MARTIN SCHWARTZ, President & CEO

Message to Shareholders

THE CONTINUING SLUGGISH U.S. AND EUROPEAN ECONOMIES MADE FOR A VERY CHALLENGING 2002. ALL THE MORE REASON WE AT DOREL ARE PARTICULARLY PROUD OF OUR RECORD PERFORMANCE THIS PAST YEAR, OUR 40TH YEAR OF OPERATIONS. WE POSTED ANOTHER YEAR OF GAINS, RECORDING FURTHER IMPROVEMENT IN BOTH SALES AND EARNINGS. This was accomplished the old fashioned way – through consistent hard work and an across the board commitment to controlling and where possible, cutting costs. Subsequent to year-end we announced the most significant acquisition in our history which solidly positions us as the global leader in juvenile products. Please refer to "Subsequent to Year End Event" further in this message.

Our continuing growth resulted from the development of innovative, popular products and solid relationships with the world's largest mass marketers. Sales grew by more than 8% despite unsteady consumer confidence and K-Mart's entry into Chapter 11 protection. We have created channels of distribution which we believe are second to none. We've earned these by providing our customers with brand-name merchandise that sells easily and quickly and by ensuring an attention to service that retailers can count on day in and day out. These channels are a key to our continued growth, for they are the pipeline that allows Dorel to market our products, whether it's an infant car seat or a leather recliner. We will continue to leverage this position through 2003 with exciting new entries.

Key 2002 Initiatives

Juvenile

We made a number of key moves this past year. During the second quarter a new president was named to head our largest division, the Dorel Juvenile Group USA. This has led to several operational improvements. The overall result was a marked turnaround after Juvenile's disappointing performance in 2001.

As an example, we have addressed the important areas of product development, product safety, and sales in a significant way. Since the Safety 1st acquisition we had operated two product development groups, and two sales and marketing teams. To generate greater innovation with one centralized talent pool and to increase margins, the Dorel Design and Development Center was created this past year in Canton, Massachussetts, the former corporate headquarters of Safety 1st. This group has responsibility for the majority of the Juvenile line including bath seats, gates, monitors, activity centers and walkers, convenience, health and feeding items, as well as strollers and tricycles. Car seat development remains at Cosco in Columbus.

Our sales teams are now realigned with a pure customer orientation. Their mission is to develop the optimum sales potential and level of partnership with our customer base. They will work closely with all product teams to ensure that development efforts and sales plans are fully synchronized. This way we will know exactly what our customers' requirements are on an on-going basis with a structure to quickly fill those needs.

This reorganization has allowed us to increase the speed to market and has elevated our innovation. The Canton location provides access to a broad, experienced talent pool. There have already been several tangible benefits, including a new monitor that has placement with major customers and was developed in 70% of our normal schedule, a new design platform for parents and a line of bath accessories. In addition, the new wheels team has designed a full range of strollers that is launching mid year 2003, that will be developed and shipped in less than 12 months.

In Europe, demand for the highly popular Quinny brand of strollers exceeded expectations. We have moved our European business to a trusted manufacturing partner in China who has a long, successful and highly efficient record with us. Our supply chain is strong, our products have been further improved and our costs have declined.

Home Furnishings

In Home Furnishings, Ameriwood, our ready-to-assemble furniture (RTA) unit has also centralized product design efforts. The best talent available has been recruited and is now based at the division's Wright City, Missouri location. Furthermore, to continue to diligently control costs we are now out-sourcing a portion of the metal and wood products to China. Ameriwood is also aggressively seeking additional business opportunities. Two product managers and product designers with extensive backgrounds have been added to the team. They are developing new programs and products for new business segments. To lead these efforts, a new Vice-President of Marketing and Business Development has been named.

The work begun last year to radically improve the futon business has been most successful. The line was solidly profitable in 2002, thanks to higher volume, spectacular increases in productivity and better control of raw material costs. There is also a new, much clearer focus on Cosco's home furnishings business, which until this year was under the umbrella of Cosco's juvenile business. We have created the new position of President of Cosco Home & Office. He oversees a growing business with his own dedicated group, including a separate design team. Dorel Asia continued its progress in 2002. A number of its products, such as affordable leather recliners, were hugely successful in the American market.

Ensuring Growth in 2003

Throughout 2002 our manufacturing strategy shifted increasingly to outsourcing versus manufacturing in-house. We have developed an exceptionally strong capability to source a wide variety of products, designed by Dorel, and manufactured in Asia, allowing us to maintain a highly competitive position. We are, and will continue to be, relentless in our pursuit to be the lowest cost producer in all areas of our operations. To enhance quality control levels and to deal proactively with these suppliers we have opened an office in Shanghai. A full-time senior Dorel management position has been created to oversee all activities in the Orient. We will be focusing a great deal of attention on the Orient through 2003.

A clear indication of the strong relationships we enjoy with our customers is the countless number of awards we have won from the world's largest retailers. As further recognition of this, the Dorel Juvenile Group was the recipient of the 2002 award sponsored by DSN Retailing Today, a key juvenile industry publication. The division was selected as the number one supplier in its product category by buyers and merchandise managers of the leading retailers.

There are several operational initiatives that will also ensure our progress this year. I invite you to review the message from our Chief Operating Officer, Pierre Dupuis, on page 12.

Strong Balance Sheet Provides Major Opportunities

An emphasis on improved cash and working capital management, supported by healthy profits, has resulted in the Company's strongest balance sheet ever. During the year $104 million in cash was generated versus $51 million one year ago. This improvement, along with the proceeds of the shares issued in the second quarter of 2002, has allowed the Company to lower net debt levels to $39 million and its debt-to-equity ratio to its lowest level since 1988. This provides Dorel with the financial flexibility for growth.

Subsequent to Year End Event, Expanding our European Presence

During the first quarter of 2003 we completed the acquisition of the Ampa Group of France. Better known as Bébé Confort, one of its four well-known brands, the Company has a dominant position in France and is one of the top three players in Spain, Italy and Portugal. It is also a market leader in Switzerland and Belgium. They have a multi-brand/multi-product strategy that has served them exceptionally well. It is important to note that this new business, very strong in southern Europe, dovetails perfectly with our existing Maxi operations in northern Europe. The Ampa Group is a highly profitable company. Sales in its last full fiscal year were close to $190 million. After all related costs, it is expected this will contribute between $0.15 to $0.20 per share this year to net earnings.

Outlook

Each year we set the bar higher. Our record of growth speaks for itself. Notwithstanding the challenges of the past year Dorel once again enhanced its position. The improvements made throughout 2002 to our operations, gains in market share in all of our segments, our strong financial position and the highly strategic juvenile products acquisition in Europe have established a very strong platform for an exciting 2003. Dorel expects to earn between US$2.45 to US$2.56 per share for the current year, up from the US$2.00 per share in 2002. Nonetheless, we must remain cognizant of the fragile economy and alert in order to capitalize on opportunities. We will continue to strive for operational excellence, never satisfied that we have fully achieved this goal.



PIERRE DUPUIS
Chief Operating Officer

JEFFREY SCHWARTZ
Chief Financial Officer and Secretary

JEFF SEGEL
Executive Vice-President, Sales and Marketing

FRANK RANA
Vice-President, Finance and Assistant-Secretary

ALAN SCHWARTZ
Executive Vice-President, Operations

ED WYSE
Vice-President, Corporate Procurement

Board Changes

We welcome Mr. Harold P. "Sonny" Gordon, Q.C. to the Company's Board of Directors. Among his many accomplishments, Sonny served as a Director and Vice Chairman at Hasbro, Inc., a major publicly traded toy and games company. His vast and varied international experience will serve Dorel extremely well.

I wish to thank Mr. Bruce Kaufman for his many years of guidance as a Dorel Board member since our initial public offering. He has stepped down to become increasingly involved in the day-to-day operations of one of Dorel's foreign subsidiaries.

Our thousands of employees worldwide have once again demonstrated their ability to outperform the competition. Their consistent efforts and professionalism are greatly appreciated. I welcome the 1,000 staff from the Ampa Group and look forward to meeting many of them in the months ahead. On behalf of the entire Dorel team, I thank our shareholders for their continued support.

Martin Schwartz
President and Chief Executive Officer



designing **performance** product by product

Dorel's disciplined, consistent approach to product development is underlined by the commitment of the various design teams dedicated to innovation, quality and safety at all of its divisions. At the Dorel Juvenile Group Design and Development Center in Canton, Massachusetts, a talented group of designers, engineers and marketing specialists pool their creative resources to generate an uninterrupted flow of exciting new products.






product development
DOREL
RIDGEWOOD
CHARLESWOOD
bébé confort
Safety 1st
babidéal
MAXI-COSI
MONBEBE
COSCO
Quinny
baby Relax
DOREL


GEOGRAPHIC DISTRIBUTION
OF SALES
91%
North America
9%
Europe/
elsewhere



distribution channels


DOREL





building **performance** market by market

Dorel has earned the trust and loyalty of its wide base of customers, from the world's largest mass merchants to specialty boutiques. Strong relationships are diligently maintained. Dorel dedicates offices in close proximity to a number of its main customers. It is upon this solid foundation that Dorel maximizes its innovation to market new products and product lines.



teamwork


DOREL



ROBERT **KLASSEN**
President and CEO
Ready-To-Assemble Furniture Group

TOM **SZCZUREK**
President
Cosco Home & Office

BRUCE **CAZENAVE**
President and CEO
Dorel Juvenile Group - North America

DOMINIQUE **FAVARIO**
President and CEO
Ampa Group

KEES **SPREEUWENBERG**
President and CEO
Dorel Juvenile Group - Europe


Chantonnay
Cholet
Poitiers
NETHERLANDS



Highly experienced professionals lead a multi-disciplined team at each of the Dorel divisions. Senior executives have been carefully recruited to ensure their integration into the Dorel culture of maximizing results. Each manages his business as though it were their own and drive optimum performance.

maintaining **performance**

division by division





PIERRE DUPUIS, Chief Operating Officer

Message from our Chief Operating Officer

DOREL OUTPERFORMED ITS PEERS IN 2002 AS IT CONTINUED TO WIN MARKET SHARE IN THE CONSUMER PRODUCT SEGMENT. THE STRATEGY OF MARKETING POPULAR PRICED PRODUCTS THROUGH MASS MERCHANTS IN NORTH AMERICA CONTINUED TO PROVE SUCCESSFUL. Despite last year's sluggish economy, consumers again turned to Dorel's lines of affordable juvenile, ready-to-assemble furniture and home furnishings products. Much was accomplished last year to refine procedures and operations across all divisions to ensure that we maximize the popularity of our products and continue to grow profitably.

The arrival of a new President of the Dorel Juvenile Group in North America was an important factor in the turnaround of this segment. Several key operational aspects have been addressed. At Cosco's million square foot facility in Columbus, Indiana, the entire factory floor is being re-designed to further maximize efficiencies and costs. Head count is down to just 700 from well over a thousand two years ago. The Canadian Juvenile distribution operations have been relocated to the existing Dorel Home Products facility in Montreal, resulting in greater efficiency and cost savings. A better emphasis on execution, including an aggressive approach on reducing returns related to defective products, has started to provide the desired results. Distribution costs have been reduced as five smaller distribution centers have been consolidated into two. One is located in Indiana, close to the factory, while the second is in Ontario, California. Inventory is down 6% year over year. Overall, the Juvenile segment is supporting more business with less inventory and less distribution expense.

As mentioned in Martin's Message to Shareholders, product development and product safety is a vital priority at Dorel. This past year we introduced one of the most significant car seat safety innovations in over a decade, the LATCH system – Lower Anchors and Tethers for Children. All new model cars must be equipped to accept the LATCH seats. The units, which are much easier to install and safer, are certain to be a desired item by parents and are expected to reduce future liability. Also launched was a line of car seats and strollers under the Safety 1st label which are now the top selling products of their type.

While the European economy has created a softer market abroad, Maxi has taken the offensive with the introduction of new products to stimulate business. New car seats, offering enhanced side protection have been introduced. Required changes to the supply chain have been completed to meet the overwhelming demand of the popular Quinny stroller line. A new Juvenile Europe distribution centre has been opened which also serves the U.K. The acquisition of Quint in 2001 was, in retrospect, a winning strategy in growing our share of the luxury stroller business in Europe. Current volumes and profitability are well in line with our initial expectations.

Improvements in productivity, operating cost containment including lower raw material prices and aggressive marketing of a dynamic ready-to-assemble furniture line all contributed the RTA segment out-performing its competition. 2002's spectacular progress of the futon business, now managed under the Ameriwood umbrella, is an example of what Dorel can do with its resources. With an emphasis on continuous improvement and plant efficiency, a benchmarking program has been initiated at all Ameriwood Product facilities. Underlining the growth in RTA, the Cornwall, Ontario factory was again expanded and now encompasses over a half million square feet. Several cost-saving initiatives developed at Cornwall were implemented at Ameriwood's other plants. Demand in Dorel's RTA business remains strong, in large part due to the significant depth of product offerings and solid customer relationships with U.S. mass merchants.

The decision to create the new position of President of Cosco Home & Office resulted in a much clearer focus on the home furnishings business. Under Tom Szczurek's leadership, there is now a specific group, including a design team, dedicated to this segment. Several products have been either re-designed or newly introduced. Staple items, such as folding furniture and step stools have been re-designed and given a new, fresh look. The collection of ladders and work deck platforms has been expanded with next generation products such as the Superfold Step ladder, an item that has received rave reviews. The line of commercial furniture has also been expanded and a licensing agreement has been reached with Samsonite for marketing purposes.

Another increasingly solid contributor to Home Furnishings is Dorel Asia, which accounted for an important share of the segment's turn-around. The unit continues to develop its business of domestically designing and sourcing unique furniture products for North American mass merchants. An example of this is the overwhelming success of a line of leather reclining chairs introduced in the second quarter which complemented the already well-established lines of Juvenile and kitchen furniture.

Each of Dorel's divisions has created a solid foundation for continued growth. The combination we have put in place is a powerful one – strong brands, efficient manufacturing, cost-effective procurement, consolidated distribution, strong customer relationships and innovative product development. But all of this requires a dedicated group of people to drive progress. Dorel is fortunate to employ a motivated, professional workforce at its facilities around the world. Together, we look forward to another exciting year.

Pierre Dupuis
Chief Operating Officer

Management's Discussion and Analysis
of financial position and results of operations

This Management's Discussion and Analysis of financial position and results of operations ("MD & A") should be read in conjunction with the Consolidated Financial Statements of the Company's fiscal years ended December 30, 2002, 2001 and 2000 as well as the notes to the financial statements beginning on page 31 of this annual report. Please note that all figures contained in this MD & A exclude the amortization of goodwill that is included in the 2001 figures. This exclusion allows the reader greater comparability when comparing year over year results. More information on goodwill and its related amortization can be found in the accompanying financial statements.

Subsequent to year end, the Company made two major announcements that the reader of this MD & A should consider as they will materially affect the Company's results and the way they are reported in 2003. Firstly, Dorel announced that it will be modifying the way in which it will report its operating segments going forward. The Ready-to-Assemble and Home Furnishing segments are to be combined into one segment that will be referred to as Home Furnishings. Over the past number of years the operating units within these two segments have become increasingly integrated in the way they are operated and in the way they are reported internally. This change is in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which considers the similar nature of the customers, products, production processes and distribution channels employed by the business units that make up these two segments.

Secondly, in February 2003 Dorel acquired juvenile products manufacturer Ampa Group of Cholet, France, for approximately US$245 million. Founded in 1875, Ampa is a privately-held organization universally known in France through its major brands: Bébé Confort, Babidéal, MonBébé and Baby Relax. The Company's brands are extremely well-recognized and have gained wide acceptance from consumers for their high quality, broad and innovative product lines that incorporate state-of-the-art features and up-to-date fashion. The Ampa Group or Bébé Confort, as it is widely known throughout much of Europe, is a leading force in the French market with long-established distribution channels through independent retailers and mass merchants. Products, in all price categories, include prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel as well as feeding accessories.

Ampa sales for its fiscal year ended September 30, 2002 were approximately $US187 million. It has manufacturing facilities in France, Italy and Portugal and employs over 1,000 people. They are an ideal addition to Dorel's existing European operations. Dorel currently has a significant market position in the Netherlands, Germany, the UK and Belgium. On the other hand, Ampa is strong mainly in France, Spain, Italy and Portugal. The strategic benefits of this purchase are therefore highly significant. A large portion of Bébé Confort's products are currently manufactured in their own European factories, backed by lines of imported products. This combination will be a forceful one for future product development and in gaining additional market share.

Corporate Objectives, Core Businesses and Strategies

Overview

Dorel Industries' goal is to be one of the premier consumer products companies in North America and Europe. The Company carries out its business in three distinct product areas; Juvenile Products, Ready-to-Assemble (RTA) Furniture and Home Furnishings. These segments consist of several operating divisions or subsidiaries. Each is managed independently by a separate group of managers. Management of the Company coordinates the businesses of each segment and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

The Juvenile segment operates as the Dorel Juvenile Group (DJG) and comprises DJG USA, DJG Canada and DJG Europe. The principal brand names of DJG are Cosco and Safety 1st in North America and Maxi-Cosi, Quinny and Safety 1st in Europe. In addition, the Company has licensing agreements with well-recognized brand names such as Eddie Bauer and Looney Tunes. The RTA segment consists of Ameriwood Industries and Ridgewood Industries both based in North America, and sells under the Ameriwood, Ridgewood and Charleswood brand names. The Home Furnishings segment includes Cosco Home & Office Products which has a licensing agreement with the Samsonite luggage company, Dorel Home Products and Dorel Asia.

The Company's head office is based in Montreal, Quebec, Canada. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana;

Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. European operations are headquartered in Helmond, Holland with major sales offices in the United Kingdom, Germany and France. The Company's imported furniture business is carried out through Dorel Asia based in Hong Kong. As of December 30, 2002 Dorel employed approximately 3,500 people in nine countries. The Ampa acquisition brings the total number of Dorel employees to 4,500 in fourteen countries.

Dorel's ultimate goal is to satisfy consumer needs while achieving maximum financial results for its stakeholders. This is accomplished by emphasizing high quality products that are accessible to all consumers and by continually investing in new product development. The Company's growth has resulted from both increasing sales of existing businesses and by acquiring businesses that Management believes add value to the Company. Recent key and strategic acquisitions include Quint BV (based in Europe) in 2001, Safety 1st in 2000, Ameriwood Industries in 1998, and subsequent to year-end Ampa Group in February, 2003.

Sales Philosophy and Channels of Distribution

Dorel conducts its business through a variety of sales and distribution arrangements. These consist of salaried employees; individual agents who carry the Company's products on either an exclusive or non-exclusive basis; individual specialized agents who sell products, including Dorel's, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ their own sales force. While retailers carry out the bulk of the advertising of Dorel's products, the Juvenile Products Segment does advertise and promote its products through the use of advertisements in specific magazines and multi-product brochures.

Dorel believes that its commitment to providing a high quality, industry-leading level of service has allowed it to develop particularly successful and mutually beneficial relationships with major retailers. As an example of this commitment to service, the Company has been awarded more than 40 Awards of Excellence from its major customers since 1992. This level of customer satisfaction has been achieved by fostering particularly close contacts between Dorel's sales representatives and the customers. To this end, permanent, full-service agency account teams dedicated exclusively to certain major accounts have been established. These dedicated account teams provide these customers with the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.

Dorel believes that the trend among its mass merchant customer base to buy from fewer but larger suppliers who are capable of delivering a wide range of products, provide greater security of supply and render increased levels of service, will continue. The ability to deliver a wide range of products on a reliable basis, combined with a demonstrated commitment to service, provides an important competitive advantage in this environment. These relationships with major accounts have the additional benefit of providing important feedback that is used to improve product offerings and to respond rapidly to changing market trends.

Segments

Juvenile Products Segment


TOTAL SALES
5 year CAGR - 23%
($'000)
1,000,000
800,000
600,000
400,000
200,000
98
99
00
01
2002

The Juvenile Products Segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids. Dorel is among the three largest juvenile products companies in North America along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc.

Although Dorel manufactures and sells juvenile products at all price levels – entry level to high-end price points – Dorel's products are designed for consumers whose priorities are safety and quality at reasonable prices. Its products are sold principally through mass merchants, department stores and hardware/home centres. In recent years, licensing agreements with well-recognized brand names have accelerated the entry into the higher priced juvenile products market. In Europe, Dorel also sells higher-end juvenile products to boutiques and smaller stores along with major European chains.

RTA Furniture Segment

RTA furniture is manufactured and packaged as component parts and is assembled by the consumer. Dorel's RTA Furniture Segment produces office furniture, metal and wood home office furniture, computer tables, microwave stands, entertainment and home theater units. Dorel is one of the four largest producers of RTA furniture in North America, along with Bush Industries, O'Sullivan Industries and Sauder.

RTA furniture, by its nature, is a reasonably priced alternative to traditional wooden furniture and as such is sold mainly to mass merchants, office superstores and hardware/ home centers.

Home Furnishings Segment

The Home Furnishings Segment produces metal folding furniture, futons, step stools, ladders and other imported furniture items. This segment capitalizes on the chains of distribution established by the other segments of Dorel's business and sells to the same types of customers.

The home furnishings industry segment that Dorel competes in is characterized by a large number of smaller competitors. As such, there is little market share information available that would determine the Company's size or performance in relation to its competitors.

Other

Dorel is the sole owner of all patents and manufacturing licenses for its products. The loss of any one of these patents would not adversely impact Dorel's operations. In 2002, 91% of Dorel's sales were in North America and 9% were in Europe and elsewhere. Generally, retail sales of Dorel products are not subject to major seasonal variations. However, sales in the RTA Furniture Segment tend to be stronger in the second half of the year. Quality control is an essential part of Dorel's competitive position. Dorel's products are designed and developed to exclusive specifications and rigid safety standards, particularly as regards to the Juvenile Products Segment.

Results of Operations – 2002 Compared to 2001

Overview

Below is a summary of several financials that provide a view of the Company's operations in 2002 versus 2001:

Key Components of Results of Operations

	2002			2001			
			% OF SALES			% OF SALES	% CHANGE
Sales	$	992,073	100.0 %	$	916,769	100.0 %	8.2 %
Earnings from operations before one-time charges	$	107,520	10.8 %	$	86,222	9.4 %	24.7 %
Income from continuing operations before one-time charges (1)	$	61,595	6.2 %	$	46,954	5.1 %	31.2 %
Net income (excluding goodwill amortization)	$	61,595	6.2 %	$	33,494	3.7 %	83.9 %
EBITDA (2)	$	120,983	12.2 %	$	98,914	10.8 %	22.3 %
Diluted EPS from continuing operations before one-time charges (3)	$	2.00		$	1.64		22.0 %

Notes

(1) calculated as income (excluding goodwill amortization) from continuing operations plus one-time charges net of tax

(2) calculated as income (excluding goodwill amortization) from continuing operations before income taxes plus interest, amortization and one-time charges

(3) calculated as diluted EPS (excluding goodwill amortizaion) plus one-time charges, net of tax, per share


EBITDA
(before one time changes)
5 year CAGR- 24%
($'000)
150,000
120,000
90,000
60,000
30,000
120,983
98
99
00
01
2002


EARNINGS PER SHARE*
($)
2.0
1.5
1.0
0.5
2.00
98
99
00
01
2002


* income from continuing operations excluding goodwill amortization, before one-time charges


EARNINGS*
5 year CAGR- 29%
($'000)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
61,595
98
99
00
01
2002

* income from continuing operations, before one-time charges

Results by Quarter

($ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	QUARTER ENDED				
	MARCH 31 2002	JUNE 30 2002	SEPT. 30 2002	DEC. 31 2002	TOTALS
Sales	$ 254,983	$ 239,992	$ 256,110	$ 240,988	$ 992,073
Cost of sales	195,220	184,370	196,637	184,197	760,423
Gross profit	59,763	55,622	59,473	56,791	231,650
as percent of sales	23.4 %	23.2 %	23.2 %	23.6 %	23.4 %
Expenses					
Operating	26,750	24,725	26,324	29,171	106,969
Amortization	5,979	6,045	6,119	6,707	24,850
Research and development costs	1,086	1,585	1,503	(475)	3,698
Interest on long-term debt	3,239	2,228	2,492	2,027	9,987
Other interest	(24)	151	212	112	452
Total expenses	37,030	34,734	36,650	37,542	145,956
Income before taxes	22,733	20,888	22,823	19,249	85,694
as percent of sales	8.9 %	8.7 %	8.9 %	8.0 %	8.6 %
Income taxes	7,005	5,992	6,478	4,624	24,099
Net income	15,728	14,896	16,345	14,625	61,595
as percent of sales	6.2 %	6.2 %	6.4 %	6.1 %	6.2 %
Earnings per share					
Basic	$ 0.56	$ 0.50	$ 0.52	$ 0.47	$ 2.05
Diluted	$ 0.55	$ 0.49	$ 0.51	$ 0.46	$ 2.00

($ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	QUARTER ENDED				
	MARCH 31 2001	JUNE 30 2001	SEPT. 30 2001	DEC. 31 2001	TOTALS
Sales	$ 245,150	$ 218,619	$ 233,528	$ 219,472	$ 916,769
Cost of sales	190,368	168,778	183,927	175,050	718,123
Gross profit	54,782	49,841	49,601	44,422	198,646
as percent of sales	22.3 %	22.8 %	21.2 %	20.2 %	21.7 %
Expenses					
Operating	23,464	22,397	22,276	29,027	97,164
Amortization	7,742	7,971	8,092	5,353	29,158
Research and development costs	1,007	1,209	907	(554)	2,569
Product liability	-	-	-	20,000	20,000
Interest on long-term debt	5,112	4,659	4,404	3,468	17,643
Other interest	196	113	261	249	819
Total expenses	37,521	36,349	35,940	57,544	167,354
Income before taxes	17,261	13,492	13,661	(13,122)	31,292
as percent of sales	7.0 %	6.2 %	5.8 %	-6.0 %	3.4 %
Income taxes	5,129	3,437	3,332	(7,168)	4,731
Net earnings from continuing operations	12,132	10,055	10,329	(5,954)	26,562
as percent of sales	4.9 %	4.6 %	4.4 %	-2.7 %	2.9 %
Loss from discontinued operations	-	-	-	(1,058)	(1,058)
Net income	12,132	10,055	10,329	(7,012)	25,504
as percent of sales	6.4 %	6.0 %	5.6 %	-4.0 %	3.6 %

Results by Quarter (cont.)

($ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	QUARTER ENDED				
	MARCH 31 2001	JUNE 30 2001	SEPT. 30 2001	DEC. 30 2001	TOTALS
Earnings per share from continuing operations					
Basic	$ 0.43	$ 0.36	$ 0.37	$ (0.21)	$ 0.94
Diluted	$ 0.43	$ 0.35	$ 0.36	$ (0.21)	$ 0.93
Earnings per share - Net income					
Basic	$ 0.43	$ 0.36	$ 0.37	$ (0.25)	$ 0.91
Diluted	$ 0.43	$ 0.35	$ 0.36	$ (0.25)	$ 0.89

Segments

Dorel's segmented results are summarized below:

	2002		2001		CHANGE	
	$('000)	% OF SALES	$('000)	% OF SALES	$('000)	%
Juvenile						
Sales	**528,446**	**100.0 %**	503,892	100.0 %	24,554	4.9 %
Gross profit	**129,541**	**24.5 %**	115,881	23.0 %	13,660	11.8 %
Operating expenses	**68,146**	**12.9 %**	62,945	12.5 %	5,201	8.3 %
Amortization	**16,291**	**3.1 %**	13,326	2.6 %	2,965	22.2 %
Research and development	**2,115**	**0.4 %**	1,270	0.3 %	845	66.5 %
Earnings from operations	**42,989**	**8.1 %**	38,340 *	7.6 %	4,649	12.1 %
Ready-to-Assemble						
Sales	**257,513**	**100.0 %**	260,235	100.0 %	(2,722)	-1.0 %
Gross profit	**67,763**	**26.3 %**	66,120	25.4 %	1,643	2.5 %
Operating expenses	**14,363**	**5.6 %**	14,861	5.7 %	(498)	-3.4 %
Amortization	**4,404**	**1.7 %**	4,602	1.8 %	(198)	-4.3 %
Research and development	**1,010**	**0.4 %**	1,014	0.4 %	(4)	-0.4 %
Earnings from operations	**47,986**	**18.6 %**	45,643	17.5 %	2,343	5.1 %
Home Furnishings						
Sales	**206,114**	**100.0 %**	152,642	100.0 %	53,472	35.0 %
Gross profit	**34,346**	**16.7 %**	16,687	10.9 %	17,659	105.8 %
Operating expenses	**14,338**	**7.0 %**	12,060	7.9 %	2,278	18.9 %
Amortization	**2,890**	**1.4 %**	2,103	1.4 %	787	37.4 %
Research and development	**573**	**0.3 %**	285	0.2 %	288	101.1 %
Earnings from operations	**16,545**	**8.0 %**	2,239	1.5 %	14,306	638.9 %

* before one-time charges

Note:

In 2002, the Company changed the structure of its internal organization with respect to the manufacture and sale of metal and wood furniture previously reported within the Home Furnishings segment. These products are now considered part of the Ready-to-Assemble (RTA) segment. Accordingly, results for the prior year as previously reported have been restated to reflect this change.


JUVENILE SALES
5 year CAGR - 30%
($'000)
600,000
500,000
400,000
300,000
200,000
100,000
98
99
00
01
2002


RTA SALES
5 year CAGR - 21%
($'000)
300,000
250,000
200,000
150,000
100,000
50,000
98
99
00
01
2002


HOME FURNISHINGS SALES
5 year CAGR - 14%
($'000)
250,000
200,000
150,000
100,000
50,000
98
99
00
01
2002

Juvenile

One of the most significant events in the Juvenile segment in 2002 was the appointment of Mr. Bruce Cazenave as President and CEO of the Dorel Juvenile Group (DJG) North America, effective May 1, 2002. Mr. Cazenave assumed responsibility for Dorel's North American Juvenile Products business. Prior to his joining Dorel, Mr. Cazenave was President and CEO of a large privately owned manufacturer and marketer of candles and home decor accessories. He was previously with The Timberland Company, and Bruce spent 15 years at Black & Decker Inc. Mr. Cazenave is a graduate of Johns Hopkins University and George Washington University where he obtained a Master of Science Degree in Operations Research in 1978.

With a focus on safety, fashion and convenience, Dorel launched its most exciting and complete line of juvenile products ever during the year, as well as a wide range of branded products under the Eddie Bauer license.

A highlight was Dorel's LATCH (Lower Anchors and Tethers for Children) System car seat line, representing one of the most important car seat safety innovations in over a decade. Additional items included a variety of products ranging from safer, more comfortable booster car seats, to radio child monitors, to lighter strollers, high chairs and walkers. To further enhance product development, all product development, with the exception of car seats, was consolidated at the Safety 1st location in Canton, Massachusetts.

Sales in the Juvenile Segment grew by 5% in 2002. Almost all of the sales growth was internal, coming both from Europe and North America. In North America, growth came principally in car seats, whereas in Europe, the growth was driven by the line of Quinny strollers. Juvenile margins were up versus last year with both Europe and North America contributing to the increase. In North America, a great deal of emphasis was placed on controlling customer deductions for such things as returns and other allowances. In both North America and Europe, duplicate expenses incurred in 2001 in connection with revamped distribution networks were eliminated.

Operating costs in 2002 increased by $5.2 million over 2001 due mainly to higher expenses related to product liability and other legal costs. Though on plan, these costs were higher than the prior year. Amortization increased over 2001, the majority of the increase due to higher amortization on molds and deferred research and development costs. Research and development expense increased in 2002. In fact, true spending for the Company as a whole was $9.1 million (2001 - $9.9 million) of which $3.7 million (2001 - $2.6 million) was expensed and $5.4 million (2001 - $6.9 million) was deferred and is being amortized to operations on a straight-line basis over a period of two years. Related amortization amounted to $3.8 million (2001- $2.7 million). The majority of this spending was in the Juvenile segment.

All of the above factors translated into an increase of over 12% in earnings from operations in the Juvenile Segment in 2002.

At the beginning of 2002, the Company had provided guidance for 2002 of sales to reach between $525 and $575 million and earnings from operations to range between 7.5% and 8.5% of sales. In April, the profitability guidance was increased from 8.5% to 9.5% of sales. The final actual figure was earnings from operations of 8.1% of sales. The main reasons for the shortfall in the final figure was some unforeseen retail softness seen in the fourth quarter in North America as well as lower than expected results in Europe. The lower results in Europe were caused by both a soft economy and some supply problems. The supply problems were addressed in the year and should not be a negative factor going forward.

For 2003, it was announced on January 28, 2003 that the Juvenile Segment was expected to record sales of between $560 and $600 million and earnings from operations of between 9.5% and 10.5% of sales. It was stated that improvements were expected in Europe and North America and that sales growth was expected to be outpaced by earnings as operations should improve due to Management's considerable emphasis on improving margins, cutting costs and leveraging purchasing power. Subsequent to that guidance the acquisition of Ampafrance, a juvenile products Company in France was announced. The addition of Ampafrance is expected to add sales in the region of $150 million and increase the earnings from 10 to 11% as a percentage of sales.

Ready-to-Assemble

The Ready-to-Assemble (RTA) furniture industry had a difficult year in 2002. Many competitors were hurt by several large bankruptcies in the last few years as well as increased competition from overseas suppliers, mainly from the Orient, who continue to bring in other types of furniture to compete with traditional RTA items. As traditional RTA furniture cannot be profitably produced and imported from the Orient, these competitive items featured metal and glass as well as wood components. To combat this, Ameriwood introduced several collections in the year featuring exciting new finishes and hardware. In addition, furniture collections incorporating stylish metal and wood components were shown.

Unlike our publicly traded competitors, the RTA Segment posted increased profitability in 2002 compared to 2001 despite a 1% decrease in sales. In fact, unit sales were actually up but price reductions had the effect of decreasing sales in absolute dollars by approximately $8 million. Despite the pricing pressure, margins were up and costs were down resulting in a 5% increase in earnings from operations. This performance was achieved despite a large RTA customer remaining in bankruptcy protection throughout the year.

This impressive performance came from several key areas. Firstly, margins increased by 9/10ths of a percentage point. Raw material costs continued to hover at all-time low levels. Particle board costs, which make up substantially all of the raw material of RTA products, began to drop in 2000 and stayed low throughout 2002. Efficiencies were also up over 2001 due to a philosophy of continual improvement at the RTA plants. Operating costs decreased by $0.5 million and as a percentage of sales, also dropped to 5.6% from 5.7% the year before. Amortization dropped in 2002 due to minimal capital spending in 2002 and 2001. In fact, over the past three years, net capital spending has averaged $3.2 million per annum.

In 2002, it was expected that the RTA segment would achieve sales of between $270 and $285 million and earnings from operations of between 16.5% and 17.5% of sales. Actual results were sales of $258 million with earnings from operations of 18.6%. While the failure to improve sales was disappointing, the segment was able to achieve its earnings target.

Home Furnishings

Home Furnishings continued to benefit from continued strength in demand for futons and a successful program that significantly lowered the cost structure of its Montreal operations. The futon business had its most profitable year in its history. Dorel Asia continued to grow as an important part of the business. The ability of Dorel to source product from Asia for several large customers proved to be very successful. As retailers looked more and more to Asia for furniture and related products, this part of Dorel's business was able to successfully capture some of this growing market and accounted for nearly a third of the segment's profits. Imported furniture items, such as inexpensive leather recliners, were an important part of the new product introductions throughout the year. Sales at Cosco Home & Office, Dorel's Home Furnishings operations in the U.S., increased in 2002, driven by sales of ladders and folding tables and chairs, and accounted for the last third of the segment's profits. Several new storable tables and an innovative line of stackable chairs with a unique European look were introduced in the year. During the fourth quarter, Cosco entered into a licensing agreement with the Samsonite Corporation for items targeted at the office furniture market. Also in the year, the Company's facility in Cartersville, Georgia was closed and the production of step stools was shifted to the Orient.

Margins for the year improved to 16.7% from 10.9% in the prior year. As detailed above, the majority of the improvement came at Dorel Home Products with the changes made there, but Cosco Home & Office also improved margins through a better mix of products. Operating costs increased by $2.3 million but the percentage of sales dropped to 7.0% from 7.9%. This is due to the fact that the increases came only in variable selling costs while fixed costs were held constant. Amortization also increased by $0.8 million. This was due to accelerated amortization on production machinery at Dorel Home Products that is being phased out with the continued increase in the imported components of the futons that are assembled there.

As a result of the above, Home Furnishings Segment sales were up 35% in 2002 and earnings jumped from $2.2 million to $16.5 million.

In 2002 preliminary guidance called for sales of between $165 and $175 million and earnings from operations of 4% to 5% of sales. Actual results of sales of $206 million with earnings of 8% of sales, were obviously higher than originally forecasted. All three of the businesses exceed expectations. Cosco Home & Office ladders introduced in 2001 as well as folding furniture far exceeded plan. The growth of Dorel Asia and the scope of the improved profitability at Dorel Home Products all contributed to the much better than expected results.

For 2003, the newly combined (as described previously) Home Furnishings segment should record sales of between $500 and $550 million with earnings from operations of between 13% to 14% of sales. Imports are becoming a larger part of the segment and will continue to drive sales growth. The dramatic pace of improvement in the futon business will be more modest, but all three of the other units within the group are expected to show strong growth in sales and earnings. A much greater effort is being made within the RTA manufacturing operations to open new accounts and to develop new product lines for markets where in the past Dorel has not competed. These factors, along with the expected improvements in purchasing, should allow this segment to show growth over 2002.

Other Expenses

Interest in 2002 was down from 2001 as improved cash flow and the funds received from a stock issuance in May reduced debt levels significantly throughout the year.

Corporate expenses increased to $11.4 million versus $8.5 million over the prior year and reflect a more active head office function as the Company continues to grow. Income taxes jumped to $24.1 million from $4.7 million based on the Company's much improved pre-tax income. Dorel's tax rate increased in 2002 from 12% to 28%. The increase in the effective tax rate is attributable to the proportionate change in pre-tax profits in the different tax jurisdictions in which Dorel operates.

One-Time Charges

There were no one-time charges in fiscal 2002.

A one-time charge of $20.0 million was taken in 2001 as described below.

A one-time product liability cost of $2.3 million was incurred in 2000 in connection with the establishment of a new self-insurance program for a portion of Dorel's insurance coverage. This program became much larger late in 2001 due to drastic increases in insurance costs resulting from a series of events that significantly impacted insurance companies in general. Dorel made a strategic decision to become less reliant on traditional insurance by increasing its self-insurance product liability program and lessening its dependence on third-party insurers. This change in policy was due to the unprecedented tightening of insurance markets that resulted in exorbitant increases in premiums and required retention levels. The one-time charge of $20.0 million, was based on the Company's latest actuarial reports and was not related to specific cases. Rather it was a general provision required as part of increased self-insurance to address the potential liability risks and associated costs of the Company's products currently in the market place. Dorel's success in becoming the market share leader of children's car seats had resulted in a significant increase in the amount of its car seats that are in use. In fact, over the past six years leading up to the 2001 charge, there had been an almost fivefold increase in the Company's car seat sales.

Liquidity and Capital Resources

Cash Flow

During 2002, cash flow from operations was $126.9 million as compared to $47.2 million in 2001. This represented an increase of $79.7 million. Free cash flow, defined as cash flow from operations less investing activities, improved to $103.8 million from $51.2 million. 2002 accounts receivable collections and inventory turns were better than at any time in recent years. This improved cash flow management, combined with the US$75.0 million of cash received for shares issued during the year resulted in significant debt reduction. Total debt, net of cash, decreased by US$178 million to only US$39 million from US$217 million at the end of 2001.



CASH FLOW FROM OPERATIONS VS. SALES
($'000)
125,000
100,000
75,000
50,000
25,000
($'000)
1,200,000
1,000,000
800,000
600,000
400,000
200,000
7.0%
5.4%
6.5%
5.1%
12.8%
98
99
00
01
2002
CASH FLOW FROM OPERATIONS
SALES

Inventory turns, which improved from 4.4 to 4.9 in 2001 again rose to 5.2 in 2002. As stated in the 2001 MD & A, it is the Company's goal to increase that figure to 6 turns and we remain committed to that goal.

The Company reinvested, net of disposals, $23.1 million in various capital projects, principally capital assets and deferred research and development costs. This compares to $23.7 million in 2001.

Balance Sheet

The Company's balance sheet strengthened in 2002 as evidenced by the drop in borrowings and the increase in cash as detailed above. The debt to assets ratio dropped from 0.38 in 2001 to 0.05 at the end of 2002 and the debt to equity ratio improved to 0.26 from 1.11 in 2001. These ratios at the end of 2002 are the lowest that they have been since the Company became publicly traded in 1987.

On June 22, 2001, Dorel entered into an agreement with a third party to sell $30.0 million of eligible accounts receivable at a discount. Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables. This agreement was renewed in 2002 and as of December 30, 2002, $30.0 million of accounts receivable were sold under this agreement and this amount is excluded from the accounts receivable balance. The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale. At December 30, 2002, the retained interest totalled $750,000.

On May 22, 2002 Dorel completed a previously-announced agreement with a syndicate of underwriters led by CIBC World Markets Inc. under which the underwriters agreed to buy and sell to the public up to 3 million of Dorel's Class B Subordinate Voting Shares at a price of CAN$38.50 per share. Dorel issued 2,929,200 shares from treasury for gross proceeds to the Company of CAN$112.8 million. The net proceeds of US$72.4 million from the offering was used by Dorel to reduce bank indebtedness.

In July 2002, the Company sold, through one of its subsidiaries, US$50.0 million in principal amount of 6.80% Series A Senior Guaranteed Notes due July 26, 2012. The net proceeds from the sale of the Notes were used to repay floating debt that was outstanding at the time. Under the terms of the Note issuance agreement, Dorel may issue up to US$50.0 million of additional Notes on or before July 26, 2005. The Notes were purchased by a group of institutional investors led by The Prudential Insurance Company of America.

Working capital at the end of 2002 was $173.8 million compared to $176.1 million in 2001. Equity increased to $354.0 million from $212.0 million. As detailed in the notes to the financial statements, Dorel has the availability on its various borrowing facilities to provide for continued operational growth. The Company is compliant with all covenants connected with these borrowings.

Exchange rates had a positive impact on the balance sheet as the Cumulative Translation Adjustment (CTA) account, which is used to reflect the change in the net book value of Dorel's foreign currency subsidiaries, improved from a debit position of $4.3 million to a credit of $2.9 million. This originates from both the Company's Canadian operations and its Dutch subsidiary and is due to the strengthening of the Euro and the Canadian dollar against the United States dollar, which is Dorel's reporting currency. It should be noted that the Company's subsidiaries are considered as self-sustaining and as such any foreign exchange fluctuations in their value are reflected in the CTA account as opposed to the income statement.

Risks and Uncertainties

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the United States. At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products. In this regard, Cosco maintains its own in house sled test for children's car restraints.

As detailed in the Juvenile results section, Dorel has made a strategic decision to become less reliant on traditional insurance by increasing its self-insurance product liability program and lessening its dependence on third-party insurers. The Company continues to maintain traditional insurance for catastrophic losses. Although Dorel believes its product liability insurance structure is sufficient, no assurance can be given that a judgment will not be rendered against it in an amount exceeding the amount of insurance coverage or in respect of a claim for which Dorel is not insured.

Credit Risk

Most of Dorel's sales are to major retail chains. In recent years, the retail environment has been highly competitive. If major retailers cease operations, there could be a material adverse effect on the Company's consolidated results of operations. As detailed in Note 4 of the financial statements, K-Mart in the United States filed for protection from creditors in early 2002 and are reorganizing their affairs under relevant bankruptcy and insolvency legislation. The long-term outcome of this situation cannot reasonably be determined. Dorel is shipping K-Mart and this could increase Dorel's bad debt expense if K-Mart were to suddenly cease operations. It should be noted that the Company conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize these types of risks.

Concentration of Sales

For the year ended December 30, 2002, approximately 69% of Dorel's sales were made to its three largest customers. This compares to 66% in 2001. Dorel does not have long-term contracts with its customers, and as such sales are dependent upon Dorel's continuing ability to deliver attractive products at a reasonable price, combined with high levels of service. There can be no assurance that Dorel will be able to sell to such customers on an economically advantageous basis in the future or that such customers will continue to buy from Dorel.

Foreign Currency

Over 2/3rds of Dorel's operations are based in the United States. As such, in 2000 the Company elected to change its reporting currency to the U.S. dollar to better reflect the true results of operations and its financial position as well as to minimize fluctuations in reported results. Dorel's operating units outside of the United States assume the majority of the Company's foreign exchange risk with respect to both its purchases and sales. Dorel's Canadian operations tend to benefit from a stronger U.S. dollar as large portions of its sales are to the United States and the majority of its costs are in Canadian dollars. Dorel's European operations tend to suffer from a stronger U.S. dollar as large portions of its purchases are in U.S. dollars while its sales are not. Where advantageous, the Company uses futures and forward contracts to hedge against these adverse fluctuations in currency.

Again, it should be noted that the Company's subsidiaries are considered as self-sustaining. As such any foreign exchange fluctuations that occur upon the translation of their local currency financial statements are reflected in the CTA account on the balance sheet as opposed to the consolidated income statement.

Environmental

All Dorel segments currently operate within existing environmental regulations. Dorel made nominal capital expenditures with respect to environmental protection matters in 2002. Dorel assumed certain environmental liabilities and contingencies associated with the Michigan plant acquired with the purchase of Ameriwood in 1998. A provision at December 30, 2002 of $516 thousand has been set-up in connection with this liability. Any amounts incurred in excess of the provision are not expected to have a material adverse affect on the Company.

Raw Material Costs

Dorel's main commodities are plastic resin, particleboard and paperboard. Plastic resin saw generally higher prices in 2002 versus 2001. Particleboard and paperboard saw generally lower costs in 2002 versus 2001. In fact, 2002 levels for these two commodities were at very low levels. A dramatic increase in any of these costs could have an adverse effect on the results going forward.

Critical Accounting Policies and Estimates

These statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A complete list of all relevant account policies is listed in Note 1 to the financial statements.

We believe the following are the most critical accounting policies that affect Dorel's results as presented herein and that would have the most material effect on the financial statements should these policies change or be applied in a different manner:

- **Goodwill:** Under the new rules it is required that goodwill with an indefinite life will no longer be amortized to income. Instead, the Company must determine at least once annually whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit's net assets including goodwill, thus indicating impairment. The fair value of a reporting unit and assets and liabilities within a reporting unit may be determined using alternative methods for market valuation, including quoted market prices, discounted cash flows and net realizable values. In estimating the fair value of a reporting unit, the Company chose a valuation method and made assumptions and estimates in a number of areas, including future cash flows and discount rates.

- **Product Liability:** The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure. The estimated product liability exposure was calculated by an independent actuarial firm based on historical sales volumes, past claims history and management and actuarial assumptions. The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2002. Significant assumptions used in the actuarial model include management's estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

- **Self-Insurance Reserves:** Certain of the Company's subsidiaries are self-insured up to certain limits for auto and general liability, workers' compensation and certain employee health benefits including medical, dental, vision and short-term disability. Reserves are based on actuarial studies, where appropriate, historical valuations and known or estimated future claims.

- **Pension Plans and Post Retirement Benefits:** The costs of pension and other postretirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefits obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates.

- **Allowances for Sales Returns and other Customer Programs:** At the time revenue is recognized certain provisions may also be recorded, including returns and allowances, which involve estimates based on current discussions with applicable customers, historical experience with a particular customer and/or product, and other relevant factors. Historical sales returns, allowances, write-offs, changes in our internal credit policies and customer concentrations are used when evaluating the adequacy of our allowance for sales returns. In addition, the Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, promotions, advertising allowances and other volume-based incentives. Historical sales data, written and verbal agreements, customer vendor agreements, changes in our internal credit policies and customer concentrations are analyzed when evaluating the adequacy of our allowances.

- **Foreign Currency Translation:** The financial statements of the Company's self-sustaining operations whose functional currency is other than the United States dollar are translated from such functional currency to the United States dollar using the current rate method. Resulting unrealized gains or losses are accumulated as a separate component of shareholders' equity. If any of the Company's foreign currency subsidiaries were to be deemed as integrated as opposed to self-sustaining, these gains or losses would be included in the income statement as opposed to the balance sheet and could materially affect the results for the year.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) within the 90-day period leading to and ending on the filing date of this annual report, have concluded that the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the Evaluation Date, there were no significant changes in the Company's internal controls or, to their knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures. These certifications can be found in the Company's December 30, 2002 Form 40-F to be filed with the SEC.

Forward Looking Statements

Certain sections of this Management's Discussion and Analysis may contain forward looking statements. Such statements, based on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Actual future results may differ. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of this Management's Discussion and Analysis and in the Corporation's Annual Information Form.

Management's Report

Dorel Industries Inc.'s Annual Report for the year ended December 30, 2002, and the financial statements included herein, were prepared by the Corporation's Management and approved by the Board of Directors. The Audit Committee of the Board is responsible for reviewing the financial statements in detail and for ensuring that the Corporation's internal control systems, management policies and accounting practices are adhered to.

The financial statements contained in this Annual Report have been prepared in accordance with the accounting policies which are enunciated in said report and which Management believes to be appropriate for the activities of the Corporation. The external auditors appointed by the Corporation's shareholders, Goldsmith Miller Hersh, have audited these financial statements and their report appears below. All information given in this Annual Report is consistent with the financial statements included herein.

Martin Schwartz
President and Chief Executive Officer

Jeffrey Schwartz
Vice-President, Finance

Auditors' Report

TO THE SHAREHOLDERS OF DOREL INDUSTRIES INC.

We have audited the consolidated balance sheets of DOREL INDUSTRIES INC. as at December 30, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three year period ended December 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 30, 2002, in accordance with Canadian generally accepted accounting principles.

Goldsmith Miller Hersh

Chartered Accountants

Montreal, Quebec
February 7, 2003

Consolidated Balance Sheet

AS AT DECEMBER 30, 2002 (IN THOUSANDS OF U.S. DOLLARS)

	[illegible]	[illegible]
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 54,450	$ 18,640
Accounts receivable (Note 4)	98,267	95,445
Inventories (Note 5)	142,157	152,411
Prepaid expenses	10,465	8,743
Funds held by ceding insurer (Note 20)	11,298	–
Income taxes refundable	–	5,156
Future income taxes	11,114	11,195
	327,751	291,590
CAPITAL ASSETS (Note 6)	95,374	98,366
DEFERRED CHARGES (Note 7)	14,111	12,557
GOODWILL (Note 8)	155,669	151,624
INTANGIBLE ASSETS (Note 9)	5,818	4,055
FUTURE INCOME TAXES	–	1,327
OTHER ASSETS (Note 14)	11,400	9,055
	$ 610,123	$ 568,574

LIABILITIES

CURRENT LIABILITIES		
Bank indebtedness (Note 10)	$ **8,346**	$ 7,911
Accounts payable and accrued liabilities (Note 11)	**131,805**	104,873
Income taxes payable	**11,721**	–
Current portion of long-term debt	**2,061**	2,680
	153,933	115,464
LONG-TERM DEBT (Note 12)	**83,301**	225,246
POST-RETIREMENT BENEFIT OBLIGATION (Note 14)	**13,213**	12,879
FUTURE INCOME TAXES	**5,670**	3,073

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 15)	**138,446**	63,023
RETAINED EARNINGS	**212,660**	153,223
CUMULATIVE TRANSLATION ADJUSTMENT (Note 17)	**2,900**	(4,334)
	354,006	211,912
	$ **610,123**	$ 568,574

COMMITMENTS (Note 18)

CONTINGENT LIABILITIES (Note 19)

PRODUCT LIABILITY (Note 20)

See accompanying notes.

APPROVED ON BEHALF OF THE BOARD

Martin Schwartz
Director

Jeffrey Schwartz
Director

Consolidated Statement of Retained Earnings

FOR THE YEAR ENDED DECEMBER 30, 2002 (IN THOUSANDS OF U.S. DOLLARS)

	2002	2001	2000
Balance, beginning of year	$ 153,223	$ 127,719	$ 119,345
Adoption of new accounting recommendations (Note 2)	–	–	(8,233)
	153,223	127,719	111,112
Net income	61,595	25,504	17,306
Share issue expenses (net of income taxes $1,072)	(1,990)	–	–
Premium paid on repurchase of shares (Note 15)	(168)	–	(699)
BALANCE, END OF YEAR	$ 212,660	$ 153,223	$ 127,719

See accompanying notes.

Consolidated Statement of Income

FOR THE YEAR ENDED DECEMBER 30, 2002 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000
SALES	$ 992,073	$ 916,769	$ 757,540
EXPENSES			
Cost of sales	760,423	718,123	582,741
Operating	106,969	97,164	83,189
Amortization	24,850	21,168	21,041
Research and development costs	3,698	2,569	2,876
Product liability (Note 20)	–	20,000	2,300
Restructuring costs (Note 21)	–	–	9,737
Interest on long-term debt	9,987	17,643	14,968
Other interest	452	819	574
	906,379	877,486	717,426
INCOME FROM OPERATIONS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL	85,694	39,283	40,114
Income taxes (Note 22)			
Current	19,388	(973)	9,389
Future	4,711	5,704	(3,957)
	24,099	4,731	5,432
INCOME FROM CONTINUING OPERATIONS BEFORE AMORTIZATION OF GOODWILL	61,595	34,552	34,682
Amortization of goodwill	–	7,990	4,708
INCOME FROM CONTINUING OPERATIONS	61,595	26,562	29,974
LOSS FROM DISCONTINUED OPERATIONS (Note 23)	–	(1,058)	(12,668)
NET INCOME	$ 61,595	$ 25,504	$ 17,306

EARNINGS PER SHARE (Note 24)			
Basic			
Income from continuing operations before amortization of goodwill	$ –	$ 1.23	$ 1.23
Income from continuing operations	$ –	$ 0.94	$ 1.07
Net income	$ 2.05	$ 0.91	$ 0.62
Fully diluted			
Income from continuing operations before amortization of goodwill	$ –	$ 1.21	$ 1.22
Income from continuing operations	$ –	$ 0.93	$ 1.05
Net income	$ 2.00	$ 0.89	$ 0.61

See accompanying notes.

Consolidated Statement of Cash Flows

FOR THE YEAR ENDED DECEMBER 30, 2002 (IN THOUSANDS OF U.S. DOLLARS)

	2002	2001	[illegible]
CASH PROVIDED BY (USED IN):			
OPERATING ACTIVITIES			
Income from continuing operations	$ 61,595	$ 26,562	$ 29,974
Adjustments for:			
Amortization	24,850	21,168	21,041
Amortization of goodwill	–	7,990	4,708
Future income taxes	4,711	5,704	(3,957)
(Gain) loss on disposal of capital assets	858	(146)	(25)
Funds held by ceding insurer	(11,298)	–	–
Write down of assets in restructuring	–	–	4,354
	80,716	61,278	56,095
Changes in non-cash working capital (Note 25)	46,222	(14,126)	(6,782)
CASH PROVIDED BY OPERATING ACTIVITIES	126,938	47,152	49,313
FINANCING ACTIVITIES			
Bank indebtedness	(902)	3,258	4,016
Long-term debt	(142,704)	(40,320)	(18,401)
Issuance of capital stock	75,472	528	32
Repurchase of capital stock	(218)	–	(816)
Share issue expenses	(3,062)	–	–
CASH USED IN FINANCING ACTIVITIES	(71,414)	(36,534)	(15,169)
INVESTING ACTIVITIES			
Acquisition of subsidiary companies	–	(9,156)	(143,541)
Cash acquired	–	548	6,861
	–	8,608	(136,680)
Financed by long-term debt	–	8,608	136,680
	–	–	–
Proceeds from sale of accounts receivable	–	27,750	–
Additions to capital assets	(15,840)	(11,199)	(15,119)
Deferred charges	(5,818)	(7,050)	(7,003)
Intangible assets	(3,571)	(4,424)	(571)
Other assets	2,120	(1,000)	(1,120)
Proceeds from sale of discontinued operations	–	–	1,187
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(23,109)	4,077	(22,626)
NET CASH USED IN DISCONTINUED OPERATIONS	–	(3,675)	(10,557)
OTHER			
Effect of exchange rate changes on cash	3,395	950	(374)
INCREASE IN CASH AND CASH EQUIVALENTS	35,810	11,970	587
Cash and cash equivalents, beginning of year	18,640	6,670	6,083
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 54,450	$ 18,640	$ 6,670

See accompanying notes.

Notes to Consolidated Financial Statements

AS AT DECEMBER 30, 2002 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

Note 1 - Nature of Operations

Dorel Industries Inc. is a consumer products manufacturer and importer of juvenile products and home furnishings. The Company's principal business segments consist of ready-to-assemble (RTA) furniture, juvenile furniture and accessories, and home furnishings. The principal markets for the Company's products are Canada, United States and Europe.

Note 2 - Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency.

The material differences between Canadian and United States GAAP are described and reconciled in Note 28.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the date of their acquisition. *All significant intercompany accounts and transactions have been eliminated.*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Significant estimates and assumptions were used to evaluate the carrying value of long-lived assets; valuation allowances for accounts receivable and inventories; liabilities for potential litigation claims and settlements including product liability; and assets and obligations related to employee pension and post-retirement benefits. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Accounts Receivable

The retained interest recorded upon the sale of accounts receivable is calculated based on the estimated fair value at the date of sale. To obtain fair values, management uses its best estimate of the future expected cash flows based on historical deductions for returns and allowances. Gains or losses on the sale of accounts receivable are recorded to the extent actual collections differ from the estimated fair value at the date of sale.

Inventories

Raw material inventories are valued at the lower of cost and replacement cost. Finished goods inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in; first-out basis, and on a last-in; first-out basis for one of the Company's subsidiaries.

Amortization

Capital assets are amortized as follows:

	METHOD	RATE
Buildings and improvements	Straight-line	40 years
Machinery and equipment	Declining balance	15%
Moulds	Straight-line	5 years
Furniture and fixtures	Declining balance	20%
Vehicles	Declining balance	30%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight-line	5 years

Deferred charges

Deferred charges are carried at cost less accumulated amortization.

Research and Development Costs

The Company incurred costs on activities which relate to research and development of new products. Research costs are expensed as they are incurred. Development costs are also expensed as incurred unless they meet specific criteria related to technical, market and financial feasibility. The Company incurred $9,109 (2001 - $9,940) of research and development costs of which $3,698 (2001 - $2,569) were expensed and $5,411 (2001 - $6,921) were deferred and are being amortized to operations on a straight-line basis over a period of two years. Related amortization amounted to $3,754 (2001- $2,734, 2000 - $1,745).

Financing Costs

The Company incurred certain costs related to the issue of long-term debt. These amounts are amortized to operations on a straight-line basis over the terms of the related long-term debt.

Note 2 - Accounting Policies (cont.)

Goodwill

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired of subsidiary companies. Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Section 3062, "Goodwill and Other Intangible Assets". The new rules require that goodwill with an indefinite life will no longer be amortized to income. Instead, the Company must determine at least once annually whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit's net assets including goodwill, thus indicating impairment. Any impairments are then recorded as a separate charge against income and a reduction of the carrying value of goodwill. Under the transitional provisions of this standard, a transitional goodwill impairment test was carried out with no resulting impairment in the carrying value of goodwill.

Intangible Assets

Patents

Patents are amortized by the straight-line method over their expected useful lives.

Licences

Licences are amortized in line with sales of products for which the licences have been acquired.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets for potential impairment on an ongoing basis. The Company considers projected future operating results, trends and other circumstances in making such evaluations. Impaired assets are written down to estimated fair value, being determined based on discounted expected future cash flows.

Foreign Currency

The financial statements of self-sustaining operations whose functional currency is other than the United States dollar are translated from such functional currency to the United States dollar using the current rate method. Under this method, assets and liabilities are translated at the rates in effect at the balance sheet date. Income and expenses are translated at average rates of exchange for the year. Resulting unrealized gains or losses are accumulated as a separate component of shareholders' equity.

Foreign currency transactions and balances are translated using the temporal method. Under this method all monetary assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated at the average exchange rates for the year, except for amortization which is translated on the same basis as the related assets. Translation gains and losses are reflected in net income.

Derivative Financial Instruments

The Company uses a number of derivative financial instruments, mainly foreign exchange contracts and interest-rate swap agreements to reduce its exposure to fluctuations in interest rates and foreign exchange rates. These derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing and are measured for effectiveness on an ongoing basis. The Company does not use derivative financial instruments for trading purposes. The foreign currency gains and losses on these contracts are not recognized in the consolidated financial statements until the underlying transaction is recorded in net income. Payments and receipts under interest-rate swap agreements are recognized as adjustments to interest expense.

Beginning January 1, 2004, the Company will adopt the recommendations of the Canadian Institute of Chartered Accountants Guideline 13 "Hedging Relationships", which establishes certain conditions for when hedge accounting may be applied. The Company has not yet determined the impact, if any, that will result from the adoption of this guideline.

Pension Plans and Post-Retirement Benefits

Pension Plans

The Company's subsidiaries maintain defined benefit plans and defined contribution plans for their employees. Pension benefit obligations under the defined benefit plans are determined annually by independent actuaries using management's assumptions and the accrued benefit method. The plans provide benefits based on a defined benefit amount and length of service.

Pension expense consists of the following:

- the cost of pension benefits provided in exchange for employees' services rendered in the period.
- interest on the actuarial present value of accrued pension benefits less earnings on pension fund assets.
- amounts which represent the amortization of the unrecognized net pension assets that arose when accounting policies were first applied and subsequent gains or losses arising from changes in actuarial assumptions, and experience gains or losses related to return on assets on the straight-line basis, over the expected average remaining service life of the employee group.

Post-Retirement Benefits Other Than Pensions

Post-retirement benefits other than pensions include health care and life insurance benefits for retired employees. The costs of providing these benefits are accrued over the working lives of employees in a manner similar to pension costs.

Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3461 "Employee Future Benefits" which has been applied retroactively without restating prior years. The cumulative effect of adopting the new recommendations at January 1, 2000 was to decrease retained earnings by $6,105, increase future income tax assets by $4,788, and increase accumulated post-retirement benefit obligation by $11,971.

Note 2 - Accounting Policies (cont.)

Pension Plans and Post-Retirement Benefits (cont.)
Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets, the discount rate used to value future payment streams, expected trends in health care costs, and other actuarial assumptions. Annually, the Company evaluates the significant assumptions to be used to value its pension and post-retirement plan assets and liabilities based on current market conditions and expectations of future costs.

Future Income Taxes
Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values using the enacted income tax rate in effect at the balance sheet date. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3465 "Income Taxes" which has been applied retroactively without restating prior years. The cumulative effect of adopting the new recommendations at January 1, 2000 was to decrease retained earnings and to increase future income tax liabilities by $2,128.

Environmental Liabilities
Liabilities are recorded when environmental claims or remedial efforts are probable, and the costs can be reasonably estimated. Environmental expenditures related to current operations are generally expensed as incurred.

Reclassifications
Certain of the prior years' accounts have been reclassified to conform to the 2002 financial statement presentation. Segmented information has been adjusted to reflect the reclassifications between the Ready-to-Assemble and Home Furnishings Segments.

Change in Accounting Principles
Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This standard applies to awards granted after January 1, 2002, and is to be applied prospectively. The Company will not change the method currently used to account for stock options granted to employees, but will provide the required pro-forma disclosures on the impact of the fair value method, which produces estimated compensation charges. The Company's stock option plan and other disclosures are outlined in Note 16.

Future Accounting Changes
Beginning March 31, 2003, the Company will adopt the recommendations of the Canadian Institute of Chartered Accountants Accounting Guideline 14 "Disclosure of Guarantees", which establishes disclosure requirements for any obligations and risks arising from issuing guarantees.

Note 3 - Business Acquisitions

On April 27, 2001, the Company acquired all the outstanding shares of Quint B.V., a developer and distributor of juvenile products including strollers and furniture for a total consideration of $9,156, which was financed through long-term debt.

The assets acquired and liabilities assumed consist of the following:

Assets		
Cash	$	548
Accounts receivable		1,995
Inventories		3,117
Capital assets		276
Goodwill		7,924
	$	13,860
Liabilities		
Accounts payable and accrued liabilities		3,915
Long-term debt		789
		4,704
Total purchase price	$	9,156

On June 6, 2000, the Company acquired all the outstanding shares of Safety 1st, Inc., a developer, marketer and distributor of juvenile products including child safety and childcare, convenience, activity, and home security products, mainly based in the U.S.A., for a total consideration of $150,488, which was financed through long-term debt in the amount of $136,680.

Note 3 - Business Acquisitions (cont.)

The assets acquired and liabilities assumed consist of the following:

Assets		
Cash	$	6,861
Accounts receivable		24,187
Inventories		25,071
Capital assets		18,817
Goodwill		144,242
Future income taxes		12,351
Other assets		5,259
	$	236,788
Liabilities		
Accounts payable and accrued liabilities		25,227
Long-term debt		61,073
		86,300
Total purchase price	$	150,488

These combinations have been recorded under the purchase method of accounting with the results of operations of the acquired businesses being included in the accompanying consolidated financial statements since the date of acquisition.

Note 4 - Accounts Receivable

Accounts receivable consist of the following:

		2002		2001
Accounts receivable	$	158,006	$	146,918
Allowance for anticipated credits		(54,711)		(47,265)
Allowance for doubtful accounts		(5,028)		(4,208)
	$	98,267	$	95,445

The Company entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount. Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables. As at December 30, 2002, the Company sold $30,000 (2001 - $29,236) of accounts receivable under this agreement and excluded this amount from the balance as at December 30, 2002 and 2001, respectively. The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale. At December 30, 2002 and 2001, the retained interest totalling $750 is included in prepaid expenses.

On January 22, 2002, one of the Company's larger customers, K-Mart Corporation ("K-Mart") and 37 of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. As at December 30, 2002, the Company has included in accounts receivable, gross pre-petition receivables from K-Mart totalling approximately $22,918. In addition, the Company has provided for its allowance for anticipated credits certain reserves for returns and allowances, advertising and other anticipated deductions related specifically to the gross pre-petition receivables. Management believes that it will be granted the right of offset for these anticipated deductions through the bankruptcy claims administration process. Insurance claims have been filed representing a significant portion of its net pre-petition receivables from K-Mart. Management believes that its remaining allowances for anticipated credits and doubtful accounts recorded at December 30, 2002, are adequate to cover any potential losses associated with the receivables from K-Mart, net of insurance recoveries.

Note 5 - Inventories

Inventories consist of the following:

		2002		2001
Raw materials	$	32,508	$	36,674
Work in process		7,107		8,744
Finished goods		102,542		106,993
	$	142,157	$	152,411

Note 6 - Capital Assets

	Cost	Accumulated amortization	2002	2001
Land	$ 1,799	$ –	$ **1,799**	$ 1,877
Buildings and improvements	42,866	9,671	**33,195**	33,144
Machinery and equipment	67,227	39,513	**27,714**	31,955
Moulds	62,132	44,492	**17,640**	17,324
Furniture and fixtures	4,209	2,121	**2,088**	2,689
Vehicles	632	525	**107**	168
Computer equipment	10,305	5,829	**4,476**	3,760
Leasehold improvements	2,909	1,694	**1,215**	743
Construction in progress - equipment	7,140	–	**7,140**	5,583
Equipment under capital lease	–	–	**–**	1,123
	$ 199,219	$ 103,845	$ **95,374**	$ 98,366

Note 7 - Deferred Charges

	2002	2001
Development costs	$ **11,002**	$ 8,689
Financing costs	**1,125**	1,832
Other	**1,984**	2,036
	$ **14,111**	$ 12,557

Amortization of deferred development costs and all other deferred charges amounted to $3,754 (2001 - $2,734, 2000 - $1,745) and $1,633 (2001 - $1,297, 2000 - $722), respectively.

Upon the acquisition of Safety 1st, Inc. in 2000, the Company capitalized a fixed rate interest swap acquired as part of the transaction, based on its fair value at the date of acquisition. The notional amount of the swap agreement totals $35,000. The agreement requires the Company to pay a fixed rate of 6.38% in exchange for 3-month LIBOR and matures on December 1, 2004. The capitalized swap is amortized using the straight-line method from the acquisition date over the remaining term of the agreement. Periodic interest settlements are recorded in interest expense, net. As at December 30, 2002, the net book value of the swap included in other deferred charges is $623 (2001 - $935).

Note 8 - Goodwill

The following table summarizes the impact of adopting the new standard:

	2002	2001	2000
Net income	$ **61,595**	$ 25,504	$ 17,306
Amortization of goodwill	**–**	7,990	4,708
Adjusted net income	$ **61,595**	$ 33,494	$ 22,014
Adjusted basic earnings per share	$ **2.05**	$ 1.20	$ 0.78
Adjusted fully diluted earnings per share	$ **2.00**	$ 1.17	$ 0.78

Note 9 - Intangible Assets

	Cost	Accumulated amortization	2002	2001
Patents	$ 5,951	$ 1,597	$ **4,354**	$ 4,055
Licences	1,638	174	**1,463**	–
	$ 7,589	$ 1,771	$ **5,818**	$ 4,055

Note 10 - Bank Indebtedness

The average interest rates on the outstanding borrowings for 2002 and 2001 were 4.89% and 5.6%, respectively. As at December 30, 2002, the Company had unused and available bank lines of credit amounting to approximately $26,109 (2001 - $14,649), renegotiated annually.

Note 11 - Accounts Payable and Accrued Liabilities

		2002		2001
Accounts payable	$	91,178	$	82,286
Salaries payable		13,405		9,287
Product liability		27,222		13,300
	$	131,805	$	104,873

Note 12 - Long-Term Debt

		2002		2001
Series "A" Senior Guaranteed Notes				
Bearing interest at 6.80 % per annum with principal repayments commencing in 2004 as follows:				
◦ 5 annual instalments of $1,000 ending in July 2008				
◦ 1 instalment of $8,500 in July 2009				
◦ 2 annual instalments of $10,000 ending in July 2011				
◦ 1 final instalment of $16,500 ending in July 2012	$	50,000	$	–
Term Notes				
Bearing interest at 7.50% per annum with principal repayments as follows:				
◦ 1 annual instalment of $1,500 ending in April 2003				
◦ 5 annual instalments of $4,800 ending in April 2008		25,500		27,000
Bearing interest at 7.63% per annum with principal repayments as follows:				
◦ 1 annual instalment of $500 ending in June 2003				
◦ 5 annual instalments of $1,600 ending in June 2008		8,500		9,000
Revolving Bank Loans				
Bearing interest at various rates per annum, averaging 6.05% based on LIBOR or U.S. bank rates, total availability of $275,000.		–		190,000
Other		1,362		1,301
Obligations under capital lease		–		625
		85,362		227,926
Current portion		2,061		2,680
	$	83,301	$	225,246

The aggregate repayments in subsequent years of existing long-term debt will be:

FISCAL YEAR ENDING		AMOUNT
2003	$	2,061
2004		7,461
2005		7,461
2006		7,461
2007		7,461
	$	31,905

Note 13 - Financial Instruments

In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The Company uses derivative financial instruments as outlined in Note 2, to reduce exposure to fluctuations in interest rates and foreign exchange rates. The derivative financial instruments include foreign exchange contracts and interest rate swaps. The non-derivative financial instruments include those as outlined below. By their nature, all such instruments involve risk, including market risk and the credit risk of non performance by counterparties. These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

Fair Value of Recognized Financial Instruments

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

	[illegible]		[illegible]	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Financial Assets				
Cash and cash equivalents	$ 54,450	$ 54,450	$ 18,640	$ 18,640
Accounts receivable	98,267	98,267	95,445	95,445
Interest rate swap	623	(3,191)	935	(2,969)
Financial Liabilities				
Bank indebtedness	8,346	8,346	7,911	7,911
Accounts payable and accrued liabilities	131,805	131,805	104,873	104,873
Long-term debt	85,362	88,904	227,926	223,651

The carrying amounts shown in the table above are those which are included in the balance sheet and/or notes to the financial statements.

Determination of Fair Value

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities - The carrying amounts approximate fair value because of the short maturity of those financial instruments.

Interest rate swap - The fair value is computed based on the difference between mid-market levels and the fixed swap rate as at December 30, 2002.

Long-term debt - The fair value is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for loans with similar terms and maturity.

Letters of credit - As described in Note 18, the Company has certain letter of credit facilities of which management does not expect any material losses to result from these instruments.

Foreign Exchange Risk Management

The Company enters into various types of foreign exchange contracts to manage its exposure to foreign currency risk as indicated in the following table:

	[illegible]		[illegible]		[illegible]	
	NOTIONAL AMOUNT	FAIR VALUE	NOTIONAL AMOUNT	FAIR VALUE	NOTIONAL AMOUNT	FAIR VALUE
Future contracts	$ 9,318	$ 9,508	$ 20,820	$ 20,780	$ 69,684	$ 69,823
Forward exchange contracts	5,000	5,355	301	298	8,000	7,924
Options	–	–	–	–	5,500	5,533

The term of the currency derivatives ranges from three to twelve months. The Company's market risk with respect to foreign exchange contracts is limited to the exchange rate differential.

Deferred unrealized gains (losses) on these contracts are presented in the following table, showing the periods in which they are expected to be recognized in income.

Note 13 - Financial Instruments (cont.)

	2002	2001	2000
To be recognized within			
Three months	$ 370	$ (18)	$ (9)
Six months	31	(10)	38
Nine months	67	(7)	52
Twelve months	75	(8)	15
	$ 545	$ (43)	$ 96

Concentrations of Credit Risk

Substantially all accounts receivable arise from sales to the retail industry. Accounts receivable from major customers comprised 50.75% and 59.1% of the total at December 30, 2002 and 2001, respectively.

Note 14 - Benefit Plans

Pension Benefits

One of the Company's subsidiaries maintains defined benefit pension plans for specific employees. Obligations under the defined benefit plans are determined annually by independent actuaries using management's assumptions and the accrued benefit method. The plans provide benefits based on a defined benefit amount and length of service.

Information regarding the Company's defined benefit plans is as follows:

	2002	2001
Accrued benefit obligation:		
Balance, beginning of year	$ 16,835	$ 14,881
Current service cost	353	327
Interest cost	1,204	1,176
Plan amendments	(144)	720
Benefits paid	(1,139)	(1,023)
Actuarial losses	1,008	754
Balance, end of year	18,117	16,835
Plan assets:		
Fair value, beginning of year	17,041	17,579
Actual return on plan assets	(2,717)	(2,265)
Employer contributions	4,700	2,750
Benefits paid	(1,139)	(1,023)
Fair value, end of year	17,885	17,041
Funded status-plan surplus (deficit)	(232)	206
Unamortized actuarial loss	10,101	4,931
Unamortized prior service cost	1,531	1,822
Unamortized transition obligation	–	(24)
Accrued benefit asset	$ 11,400	$ 6,935

The accrued benefit asset relating to pension benefits is included in other assets.

Net pension costs for the defined benefit plan comprise the following:

	2002	2001	2000
Current service cost, net of employee contributions	$ 353	$ 327	$ 317
Interest cost	1,204	1,176	1,151
Expected return on assets	(1,617)	(1,635)	(1,662)
Amortization of prior service costs	146	110	110
Amortization of net actuarial (gain)/loss	173	–	–
Amortization of transition obligation	(24)	(63)	(63)
Pension expense (benefit):	$ 235	$ (85)	$ (147)

Total expense under the defined contribution plans was $2,197 (2001 - $1,416, 2000 - $1,641).

Note 14 - Benefit Plans (cont.)

Post-Retirement Benefits

One of the Company's subsidiaries maintains a defined benefit post-retirement benefit plan for substantially all its employees. Information regarding this Company's post-retirement benefit plan is as follows:

		2002		2001
Accrued benefit obligation:				
Balance, beginning of year	$	9,076	$	11,569
Current service cost		392		306
Interest cost		731		807
Plan amendments		–		(1,481)
Benefits paid		(555)		(751)
Actuarial (gains)/losses		1,523		(1,374)
Balance, end of year		11,167		9,076
Plan assets:				
Employer contributions		555		751
Benefits paid		(555)		(751)
Fair value, end of year		–		–
Funded status-plan deficit		(11,167)		(9,076)
Unamortized actuarial (gain)/loss		(749)		(2,359)
Unamortized prior service costs		(1,297)		(1,444)
Accrued benefit liability	$	(13,213)	$	(12,879)

Net costs for the post-retirement benefit plan comprise the following:

		2002		2001		2000
Current service cost, net of employee contributions	$	392	$	306	$	296
Interest cost		732		807		792
Amortization of net actuarial (gain)/loss		(147)		(92)		–
Amortization of prior service costs		(66)		(37)		(55)
Net benefit plan expense	$	911	$	984	$	1,033

Weighted average assumptions as at December 30, 2002:

	PENSION BENEFITS			POST-RETIREMENT BENEFITS	
	2002	2001	2000	2002	2001
Discount rate	6.75 %	7.50 %	8.00 %	6.75 %	7.50 %
Expected long-term return on plan assets	9.50 %	9.50 %	9.50 %	–	–

Plan assets are measured using the fair value method. Unamortized actuarial gains and losses and prior service costs are recognized over the expected average remaining service period.

The Company's health benefit costs were estimated to increase with an annual rate of 9.0% during 2002 (2001 - 7.5%) decreasing to an annual growth rate of 5% in 2007 and thereafter.

Certain of the Company's subsidiaries have elected to act as self-insurer for certain costs related to all active employee health and accident programs. The expense for the year ended December 30, 2002 was $9,388 (2001 - $9,007, 2000 - $8,494) under this self-insured benefit program.

Certain of the Company's subsidiaries maintain a non-qualified deferred compensation plan for certain highly compensated employees, which provides for employer contributions, and are held in a trust. The total contributions made under these plans for the year ended December 30, 2002 was $65 (2001 - $15, 2000 - $39).

Note 15 - Capital Stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

	2002		2001	
	NUMBER	AMOUNT	NUMBER	AMOUNT
Class "A" Multiple Voting Shares				
Balance, beginning of year	4,940,360	$ 2,168	5,035,260	$ 2,207
Converted from Class "A" to Class "B" (1)	(30,900)	(12)	(94,900)	(39)
Balance, end of year	4,909,460	2,156	4,940,360	2,168
Class "B" Subordinate Voting Shares				
Balance, beginning of year	23,230,132	60,855	23,090,232	60,288
Converted from Class "A" to Class "B" (1)	30,900	12	94,900	39
Issuance of capital stock (2)	2,929,200	72,435	–	–
Issued under stock option plan	216,000	3,037	45,000	528
Repurchase of capital stock (3)	(10,000)	(49)	–	–
Balance, end of year	26,396,232	136,290	23,230,132	60,855
TOTAL CAPITAL STOCK		$ 138,446		$ 63,023

1. During the year, the Company converted 30,900 (2001 - 94,900) Class "A" Multiple Voting Shares into Class "B" Subordinate Voting Shares at an average rate of $0.40 per share (2001 - $0.41 per share).
2. Under an agreement dated April 26, 2002 between the Company and a syndicate of underwriters led by CIBC World Markets Inc., the Company agreed to sell and the underwriters agreed to purchase 2,929,200 Class "B" Subordinate Voting Shares at a price of $24.73 ($CAN 38.50) for an aggregate consideration of $72,435 ($CAN 112,774) all pursuant to a prospectus dated May 8, 2002.
3. Under a Normal Course Issuer Bid effective August 9, 2002, the Company indicated its intention to purchase up to 200,000 Class "B" Subordinate Voting Shares at the prevailing market price. The program expires on August 8, 2003. During the year, the Company purchased for cancellation by way of a Normal Course Issuer Bid on the Toronto Stock Exchange 10,000 Class "B" Subordinate Voting shares for the total consideration of $217.
4. On September 21, 2000, the Company granted to Hasbro, Inc. as partial consideration for the licence agreement, 200,000 share purchase warrants to purchase 200,000 Class "B" Subordinate Voting Shares at an exercise price of $19.10 expiring no later than September 21, 2005.

   In January 2003, Hasbro, Inc. exercised the 200,000 share purchase warrants.

Note 16 - Stock Options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees. The exercise price is the market price of the securities at the date the options may be granted. The maximum number of Class "B" Subordinate Voting Shares which may be issued under the plans is 4,500,000. No option granted may be exercised during the first year following its granting and is exercisable, on a cumulative basis, at the rate of 25% in each of the following four years, and will expire no later than the year 2007.

Note 16 - Stock Options (cont.)

The Company's stock option plan is as follows:

	Options		Weighted Average Exercise Price	Options		Weighted Average Exercise Price
Options outstanding, beginning of year	1,414,000	$	13.69	1,503,000	$	13.72
Granted	884,000		20.80	15,000		16.47
Exercised	(216,000)		15.24	(45,000)		11.73
Cancelled	(3,000)		18.53	(59,000)		16.24
Options outstanding, end of year	2,079,000	$	16.55	1,414,000	$	13.69

A summary of options outstanding at December 30, 2002 is as follows:

Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Contractual Remaining Life	Options	Weighted Average Exercise Price
$12.47 - $16.28	1,029,000	$ 12.60	0.86	1,012,750	$ 12.54
$17.00 - $24.73	1,050,000	$ 20.40	3.87	91,750	$ 18.31
$12.47 - $24.73	2,079,000	$ 16.55	2.38	1,104,500	$ 13.02

If the Company had elected to recognize compensation costs based on the fair value at the date of grant, consistent with the provisions of the Canadian Institute of Chartered Accountants Section 3870, the Company's net income and earnings per share would have been reduced to the following pro-forma amounts:

Net income	As reported	$	61,595
	Pro forma	$	60,572
Basic earnings per share	As reported	$	2.05
	Pro forma	$	2.01
Fully diluted earnings per share	As reported	$	2.00
	Pro forma	$	1.97
Weighted-average fair value of options granted during the year		$	7.70

The above pro-forma net income and earnings per share were computed using the fair value of granted options as at the date of grant as calculated by the Black-Scholes option method. In order to perform the calculation the following weighted average assumptions were made for the fiscal year 2002:

Risk-free interest rate	4.33 %
Dividend yield	Nil
Volatility factor of the expected market price of the Company's share capital	0.349
Term to maturity	2.38

Note 17 - Cumulative Translation Adjustment

An analysis of the cumulative translation adjustment included in shareholders' equity is as follows:

		2002		2001		2000
Balance, beginning of year	$	(4,334)	$	(410)	$	2,422
Translation of self-sustaining foreign operations		7,234		(3,924)		(3,668)
Translation of foreign loans hedging net investment in foreign operations		–		–		836
Balance, end of year	$	2,900	$	(4,334)	$	(410)

Note 18 - Commitments

a) The Company has entered into long-term lease agreements bearing various expiry dates to the year 2012. The minimum annual rentals exclusive of additional charges will be as follows:

FISCAL YEAR ENDING		AMOUNT
2003	$	10,952
2004		10,300
2005		8,871
2006		5,876
2007		5,237
	$	41,236

b) The Company has letter of credit facilities totalling $33,000 (2001 - $19,390) of which unaccepted letters of credit outstanding as at December 30, 2002 and 2001 amount to $22,152 and $6,578, respectively.

c) Dorel Insurance Corporation, as required under the terms of its reinsurance agreement, has issued an irrevocable letter of credit in the amount of $4,500,000.

Note 19 - Contingent Liabilities

The Company is involved in various legal actions and party to a number of other claims or potential claims that have arisen in the normal course of business, the outcome of which is not yet determinable. In the opinion of management, based on information presently available, any monetary liability or financial impact of such lawsuits, claims or potential claims to which the Company might be subject would not be material to the consolidated financial position of the Company and the consolidated results of operations.

Note 20 - Product Liability

The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure. The Company is insured for product liability by a third party insurer which is fully reinsured by the Company's wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company. The third-party insurance company's coverage is limited to the fair value of the assets held by the captive insurance company. The Company also has various excess insurance policies for product liability incidents which occurred prior to December 20, 2002.

The estimated product liability exposure was calculated by an independent actuary based on historical sales volumes, past claims history and management and actuarial assumptions. The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2002. Significant assumptions used in the actuarial model include management's estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

As at December 30, 2002, the Company's total exposure related to current and future product liability incidents was estimated to range from $25,158 to $31,877. The Company's recorded liability of $27,222 and $13,300 as at December 30, 2002 and 2001, respectively, represents the difference between the Company's total estimated exposure and the fair value of the assets held by the captive.

Funds Held by Ceding Insurer

Dorel Insurance Corporation, the captive insurance company, has entered into a reinsurance agreement whereby funds are withheld by the ceding insurer, for the purpose of payment of net losses related to product liability claims. These funds bear interest at a rate of 1.64% per annum.

Note 21 - Restructuring Costs

During 2000, the Company recorded a pretax charge of $9,737, associated with the merger and integration of Safety 1st, Inc.'s operations and plant facilities. Included in this total were asset impairments of $4,354, severance and other employment related costs of $2,067, distribution consolidation costs of $2,852 and other costs of $464. The consolidation of the distribution facilities and payment of the remaining severance and employment related costs were completed during 2002. Accordingly there were no amounts recorded in accounts payable and accrued liabilities as at December 30, 2002. At December 30, 2001, approximately $1,828 of restructuring costs were recorded in accounts payable and accrued liabilities.

Note 22 - Income Taxes

Variations of income tax expense from the basic Canadian Federal and Provincial combined tax rates applicable to income from operations before income taxes are as follows:

	2002		2001		2000	
PROVISION FOR INCOME TAXES	$ 29,993	35.0 %	$ 10,952	35.0 %	$ 14,162	40.0 %
ADD (DEDUCT) EFFECT OF:						
Non-allowable amortization	–	–	2,640	8.4 %	1,597	4.5 %
Difference in effective tax rates of foreign subsidiaries	(2,761)	(3.2)%	(2,648)	(8.5)%	(2,070)	(5.9)%
Recovery of income taxes arising from the use of unrecorded tax benefits	(2,979)	(3.5)%	(6,127)	(19.6)%	(8,571)	(24.2)%
Other - net	(154)	(0.2)%	(86)	(0.2)%	314	0.9 %
ACTUAL PROVISION FOR INCOME TAXES	$ 24,099	28.1 %	$ 4,731	15.1 %	$ 5,432	15.3 %

The following presents the Canadian and foreign components of income from operations before income taxes and income tax expense for the years ended December 30:

	2002	2001	2000
Details of income from operations:			
Domestic	$ 14,868	$ (59)	$ (8,653)
Foreign	70,826	31,352	44,059
Income from operations before income taxes	$ 85,694	$ 31,293	$ 35,406
Details of income tax expense:			
Current			
Domestic	$ 4,907	$ (1,208)	$ (314)
Foreign	14,481	235	9,703
	19,388	(973)	9,389
Future			
Domestic	(208)	319	58
Foreign	4,919	5,385	(4,015)
	4,711	5,704	(3,957)
Total income taxes	$ 24,099	$ 4,731	$ 5,432

Note 23 - Discontinued Operations

In December 2000, the Company adopted a plan to discontinue the operations of the Fort Smith, Arkansas wooden crib manufacturing facility and sell the existing assets. Accordingly, the operating results of the Fort Smith, Arkansas facility have been classified as discontinued operations in the accompanying consolidated statement of income. All manufacturing operations in Fort Smith ceased during June 2001. The Company recorded a loss on disposal from discontinued operations of $1,058 in 2001 resulting from higher-than-anticipated operating losses. At December 30, 2001, the consolidated balance sheet includes $5,379 of inventory and $1,222 of capital assets relating to Fort Smith. At December 30, 2002, the consolidated balance sheet includes approximately $600 of inventory relating to Fort Smith, which is expected to be sold during 2003. All other activities related to the closure of this operation have been completed as at December 30, 2002.

In December 2000, the Company adopted a plan to discontinue the import and sale of strollers through its subsidiary company Dorel (U.K.) Limited. Accordingly, the operating results for 2000 have been classified as discontinued operations in the accompanying consolidated statement of income.

On September 30, 2000, the Company sold capital assets and certain prepaid expenses of Infantino, Inc. in the amount of $1,187. In addition, the purchaser was obligated to acquire the inventory from the Company at book value. Inventory consigned to the purchaser totalled $1,221 and $3,724 in 2001 and 2000, respectively. Accordingly, the results of Infantino, Inc. have been classified as discontinued operations in the accompanying consolidated statement of income.

Operating results from discontinued operations are as follows:

	2001	2000
Sales	$ –	$ 36,311
Operating loss	–	(10,489)
Income tax benefit	–	2,534
Loss from discontinued operations	–	(7,955)
Pre-tax loss on disposal of discontinued operations	(2,101)	(7,650)
Income tax benefit	1,043	2,937
Loss on disposal of discontinued operations	(1,058)	(4,713)
Discontinued operations - net of tax	$ (1,058)	$ (12,668)

Net assets of discontinued operations are as follows:

	2001
Current assets	$ 6,600
Capital assets	1,222
Total assets of discontinued operations	$ 7,822

Note 24 - Earnings Per Share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	2002	2001	2000
Weighted daily average number of Class "A" Multiple and Class "B" Subordinate Voting Shares	30,097,165	28,159,026	28,124,956
Dilutive effect of stock options and share purchase warrants	642,073	409,540	392,225
Weighted average number of diluted shares	30,739,238	28,568,566	28,517,181
Number of anti-dilutive stock options or share purchase warrants excluded from fully diluted earnings per share calculation	100,000	200,000	411,000

Effective January 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3500, "Earnings Per Share" which has been applied retroactively with the restatement of prior year comparative information. This section requires the use of the treasury stock method to compute the dilutive effect of stock options and stock purchase warrants. Adoption of the new recommendations as at January 1, 2001 did not have a significant impact on the diluted earnings per share.

Note 25 - Statement of Cash Flows

Net changes in non-cash working capital balances relating to continuing operations are as follows:

	2002	2001	2000
Accounts receivable	$ (950)	$ 2,320	$ 1,613
Inventories	12,831	(10,646)	(20,104)
Prepaid expenses	(5,798)	245	(4,541)
Accounts payable and accrued liabilities	24,931	2,042	17,310
Income taxes	15,208	(8,087)	(1,060)
Total	$ 46,222	$ (14,126)	$ (6,782)

Supplementary disclosure:

	2002	2001	2000
Interest paid	$ 9,342	$ 17,556	$ 14,525
Income taxes paid	$ 12,983	$ 1,546	$ 7,782
Income taxes received	$ 5,400	$ –	$ –

Note 26 - Segmented Information

The Company's significant business segments include:

- Juvenile Products Segment: Engaged in the design, manufacture and distribution of children's furniture and accessories which include infant car seats, strollers, high chairs, toddler beds, cribs and infant health and safety aids.
- Ready-to-Assembly Segment: Engaged in the design, manufacture and distribution of ready-to-assemble furniture which include office and bedroom furniture, bookcases and storage solutions as well as entertainment and home theatre units.
- Home Furnishings Segment: Engaged in the design, manufacture and distribution of home furnishings which includes metal folding furniture, futons, step stools, ladders and other imported furniture items.

The accounting policies used to prepare the information by business segment are the same as those used to prepare the *consolidated financial statements of the Company as described in Note 2.*

The Company evaluates financial performance based on measures of income from continuing operations before interest, income taxes, amortization of goodwill and special items. Inter-segment sales were immaterial for the years ended December 30, 2002, 2001, and 2000.

Geographic Segments

	SALES			CAPITAL ASSETS AND GOODWILL		
	2002	2001	2000	2002	2001	2000
Canada	$ 157,153	$ 145,672	$ 141,409	$ 11,152	$ 11,800	$ 13,931
United States	708,850	682,417	553,491	214,224	219,429	230,396
Other foreign countries	126,070	88,680	62,640	25,667	18,761	10,584
Total	$ 992,073	$ 916,769	$ 757,540	$ 251,043	$ 249,990	$ 254,911

Note 26 - Segmented Information (cont.)

Industry Segments

	TOTAL			JUVENILE			READY-TO-ASSEMBLE			HOME FURNISHINGS		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
	$	$	$	$	$	$	$	$	$	$	$	$
Sales to customers	992,073	916,769	757,540	528,446	503,892	369,582	257,513	260,235	273,447	206,114	152,642	114,511
Inter-segment sales	–	–	–	–	–	87	–	–	–	–	–	–
SALES	992,073	916,769	757,540	528,446	503,892	369,669	257,513	260,235	273,447	206,114	152,642	114,511
Cost of sales and operating expenses	860,968	810,516	661,907	469,166	452,226	325,817	205,123	209,990	227,172	186,679	148,300	108,918
Amortization	23,585	20,031	20,075	16,291	13,326	10,618	4,404	4,602	7,185	2,890	2,103	2,272
Earnings from operations	107,520	86,222	75,558	42,989	38,340	33,234	47,986	45,643	39,090	16,545	2,239	3,321
Interest	15,217	21,013	17,742	15,222	18,258	14,006	(1,789)	502	1,715	1,784	2,253	2,021
Income taxes	29,955	12,064	10,888	8,434	(3,786)	1,298	17,678	15,806	9,618	3,843	44	(28)
Product liability	–	20,000	2,300	–	20,000	2,300	–	–	–	–	–	–
Restructuring costs	–	–	9,737	–	–	9,737	–	–	–	–	–	–
Income from continuing operations before amortization of goodwill	62,348	33,145	34,891	19,333	3,868	5,893	32,097	29,335	27,757	10,918	(58)	1,328
Total assets	539,637	542,609	564,642	362,992	378,211	382,529	99,257	85,563	121,848	77,387	80,835	60,265
Additions to capital assets	15,817	11,454	15,064	10,260	8,484	9,647	5,064	1,543	3,006	493	1,427	2,411

Goodwill

The continuity of goodwill by business is as follows:

	TOTAL			JUVENILE			READY-TO-ASSEMBLE			HOME FURNISHINGS		
Balance, beginning of year	151,624	148,896	12,911	147,202	144,199	7,939	4,422	4,697	4,972	–	–	–
Additions	–	7,924	141,083	–	7,924	141,083	–	–	–	–	–	–
Amortization	–	(7,990)	(4,708)	–	(7,715)	(4,433)	–	(275)	(275)	–	–	–
Foreign exchange and other	4,045	2,794	(390)	4,045	2,794	(390)	–	–	–	–	–	–
Balance, end of year	155,669	151,624	148,896	151,247	147,202	144,199	4,422	4,422	4,697	–	–	–

Note 26 - Segmented Information (cont.)

	TOTAL		
	2002	2001	2000
Reconciliations:			
Net Income			
Total income from continuing operations before amortization of goodwill for reportable segments	$ **62,348**	$ 33,145	$ 34,891
Corporate expenses	**753**	(1,407)	209
Amortization of goodwill	–	7,990	4,708
Loss from discontinued operations	–	1,058	12,668
Net income	$ **61,595**	$ 25,504	$ 17,306
Total Assets			
Total assets for reportable segments	$ **539,637**	$ 542,609	$ 564,642
Corporate assets	**70,486**	25,965	11,402
Total assets	$ **610,123**	$ 568,574	$ 576,044

Concentration of Credit Risk

Sales to major customers were concentrated as follows:

	CANADA			UNITED STATES			FOREIGN		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Juvenile	**1.2 %**	1.3 %	0.8 %	**30.8 %**	29.4 %	32.2 %	–	–	–
Ready-to-Assemble	**4.9 %**	5.0 %	7.8 %	**16.2 %**	17.5 %	16.8 %	–	–	–
Home Furnishings	**5.3 %**	5.8 %	4.9 %	**6.5 %**	6.9 %	4.5 %	**3.7 %**	0.5 %	0.8 %

Note 27 - Subsequent Event

On January 29, 2003, the Company signed a share purchase agreement to purchase the shares of AMPA Group, a juvenile products manufacturer located in Cholet, France, for a total consideration of approximately $245,000, including acquisition costs. This acquisition will be financed by the issuance of $110,000 Senior Guaranteed Notes, the use of unused banking facilities and cash. The Company is presently in the process of allocating the cost of the purchase to the net assets acquired.

Note 28 - United States Accounting Principles

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in the case of the Company, conform in all material respects with those in the United States (U.S. GAAP) and with the requirements of the Securities and Exchange Commission (SEC), except as follows:

Deferred Charges

Canadian GAAP allows for the deferral and amortization of development costs if specific criteria are met. Under U.S. GAAP all costs classified as development costs are expensed as incurred.

Deferred Income Taxes

In 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3465, "Income Taxes" which were applied retroactively without restating prior years. These new standards substantially conform to those in the United States as contained in SFAS No. 109, "Accounting for Income Taxes". Prior to 2000, under Canadian GAAP, income taxes were recorded under the deferred method which provided for tax allocation on differences between accounting income and taxable income for the period using the tax rates and regulations existing for that year.

Note 28 - United States Accounting Principles (cont.)

Pension Plans and Post Retirement Benefits Other than Pensions

In 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 3461, "Employee Future Benefits" which were applied retroactively without restating prior years. These standards substantially conform to those in the United States. Prior to 2000, post-retirement benefits other than pensions were generally charged to operations as incurred.

Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized past service cost is recognized as an intangible asset which the remainder is charged to other comprehensive income. Canadian GAAP has no such requirement to record a minimum liability.

Accounting for Derivative Instruments and Hedging Activities

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments, including those embedded in other contracts, be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in income from operations or other comprehensive income depending on the intended use of the derivative, its resulting designation and its effectiveness. If a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, an offset to income from operations is available but only to the extent that the hedge is effective. The ineffective portion of the change in fair value of a derivative instrument that meets the hedge criteria is recognized in current income from operations.

Goodwill

Under Canadian GAAP, certain incremental costs incurred in connection with an acquisition were allowed to be included in either the allocation of the purchase price to the acquired assets and liabilities, or in the results of the Consolidated Statement of Income. U.S. GAAP requires that certain incremental costs be included as part of the purchase price allocation and resulting goodwill.

Income Before Amortization of Goodwill

Under Canadian GAAP, recently issued Section 1581 "Business Combinations" permits amortization of goodwill to be presented net-of-tax on a separate line in the Consolidated Statement of Income. This presentation is not currently permitted under U.S. GAAP.

Stock Options

The United States Financial Accounting Standards Board has issued standard SFAS No. 123 for accounting for stock based compensation. The Company has elected to continue to account for its stock-based compensation plan under the guidelines of Accounting Principles Board Opinion No. 25 for purposes of reconciliation to U.S. GAAP; however, additional disclosure as required by the guidelines of SFAS No. 123 is included below.

In accordance with Company policy, the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant. Accordingly, under the rules of APB 25, no related compensation expense was recorded in the Company's results of operations for U.S. GAAP purposes.

If the Company had elected to recognize compensation costs based on the fair value at the date of grant, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro-forma amounts:

		[illegible]		[illegible]		[illegible]
Pro-forma income from continuing operations for U.S. GAAP	$	59,723	$	20,165	$	25,696
Loss from discontinued operations		–		(1,058)		(12,668)
Pro-forma net income for U.S. GAAP	$	59,723	$	19,107	$	13,028
Pro-forma earnings per share:						
Basic						
Pro-forma income from continuing operations	$	1.99	$	0.72	$	0.91
Pro-forma net income	$	1.99	$	0.68	$	0.46
Fully Diluted						
Pro-forma income from continuing operations	$	1.94	$	0.71	$	0.90
Pro-forma net income	$	1.94	$	0.67	$	0.46

Note 28 - United States Accounting Principles (cont.)

The above stated pro-forma net income and earnings per share were computed using the fair value of granted options as at the date of grant as calculated by the Black-Scholes option method. In order to perform the calculation the following weighted average assumptions were made for fiscal years 2002, 2001 and 2000:

	[illegible]	[illegible]	[illegible]
Risk-free interest rate	**4.33 %**	5.81 %	7.27 %
Dividend yield	**Nil**	Nil	Nil
Volatility factor of the expected market price of the Company's share capital	**0.349**	0.354	0.348
Term to maturity	**2.38**	1.67	2.80

Retained Earnings

Under Canadian GAAP, stock issue costs are shown as an adjustment to retained earnings. Under U.S. GAAP, the carrying amount of capital stock is shown net of issue costs.

The following table reconciles the net income as reported on the consolidated statement of income to the net income that would have been reported had the financial statements been prepared in accordance with the United States Accounting Principles and the requirements of the SEC:

	[illegible]	[illegible]	[illegible]
Income from continuing operations in accordance with Canadian GAAP	$ **61,595**	$ 26,562	$ 29,974
Adjustments to reconcile financial statements to U.S. GAAP:			
Deferred product development costs	**(1,648)**	(3,964)	(2,275)
Accounting for derivatives	**332**	(2,264)	(366)
Goodwill amortization	**–**	(402)	(123)
Interest expense	**–**	(675)	–
Income taxes	**467**	2,583	(420)
	(849)	(4,722)	(3,184)
Cumulative effect of change in adopting SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", net of income taxes	**–**	(665)	–
	(849)	(5,387)	(3,184)
Income from continuing operations in accordance with U.S. GAAP	**60,746**	21,175	26,790
Loss from discontinued operations	**–**	(1,058)	(12,668)
Net income in accordance with U.S. GAAP	$ **60,746**	$ 20,117	$ 14,122
Earnings per share:			
Basic			
Income from continuing operations	$ **2.02**	$ 0.75	$ 0.95
Net income	$ **2.02**	$ 0.71	$ 0.50
Fully Diluted			
Income from continuing operations	$ **1.98**	$ 0.74	$ 0.94
Net income	$ **1.98**	$ 0.70	$ 0.50

Note 28 - United States Accounting Principles (cont.)

The following summarizes the balance sheet amounts in accordance with U.S. GAAP where different from the amounts reported under Canadian GAAP:

	[illegible]	[illegible]
Deferred charges	$ 2,743	$ 187
Goodwill	157,370	157,318
Other assets	12,931	–
Deferred income tax asset - net long term	1,182	1,632
Accounts payable and accrued liabilities	143,248	104,907
Other long-term liabilities	3,191	–
Capital stock	134,667	61,234
Retained earnings	207,118	147,682
Minimum pension adjustment	(6,263)	–
Cumulative translation adjustment	2,565	(4,279)

The components of deferred taxes are as follows:

	[illegible]	[illegible]
Current deferred income tax assets:		
Reserves and allowances	$ 11,081	$ 10,877
Other	33	318
Net current deferred income tax assets	$ 11,114	$ 11,195
Long-term deferred income tax assets:		
Employee pensions	$ 4,610	$ 2,232
Share issue costs	773	74
Development costs	1,773	2,027
Operating loss carry forwards	3,074	8,385
Derivatives	1,393	1,501
Other	438	151
Total long-term deferred income tax assets	12,061	14,370
Long-term deferred income tax liabilities:		
Employee pensions	154	131
Capital assets	7,950	11,363
Intangible assets	2,775	1,244
Total long-term deferred income tax liabilities	10,879	12,738
Net long-term deferred income tax assets	$ 1,182	$ 1,632

Note 28 - United States Accounting Principles (cont.)

The Company's Statement of Cash Flows determined in accordance with U.S. GAAP would be as follows:

	2002	2001	2000
Operating activities	$ 121,592	$ 40,451	$ 45,287
Financing activities	(71,414)	(36,534)	(15,169)
Investing activities	(17,763)	10,778	(18,600)
Net cash used in discontinued operations	–	(3,675)	(10,557)
Effect of exchange rates on cash	3,395	950	(374)
Increase in cash and cash equivalents	$ 35,810	$ 11,970	$ 587

Comprehensive Income

The United States Financial Accounting Standards Board has issued, SFAS No. 130, "Reporting Comprehensive Income". For the Company, the principal difference between net income, as historically reported in the consolidated statement of income and comprehensive income, is foreign currency translation recorded in shareholders' equity and minimum pension liability not yet recognized as a net periodic pension cost. Comprehensive income is as follows:

	2002	2001	2000
Net income in accordance with U.S. GAAP	$ 60,746	$ 20,117	$ 14,122
Foreign currency translation adjustments	4,702	(2,623)	(1,893)
Minimum pension liability adjustments	(6,263)	–	–
Cumulative effect of change in adopting SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", net of income taxes	–	(413)	–
Realization of deferred amounts net of income taxes	–	413	–
Comprehensive income	$ 59,185	$ 17,494	$ 12,229

Corporate Information

Directors

Martin Schwartz
President
and Chief Executive Officer,
Dorel Industries Inc.

Jeff Segel
Executive Vice-President,
Sales and Marketing,
Dorel Industries Inc.

Alan Schwartz
Executive Vice-President,
Operations,
Dorel Industries Inc.

Jeffrey Schwartz
Chief Financial Officer
and Secretary,
Dorel Industries Inc.

Dr. Laurent Picard* C.C.

Maurice Tousson*

Harold P. "Sonny" Gordon*, Q.C.

*Members of the Audit Committee

Officers

Martin Schwartz
President
and Chief Executive Officer

Pierre Dupuis
Chief Operating Officer

Alan Schwartz
Executive Vice-President,
Operations

Jeff Segel
Executive Vice-President,
Sales and Marketing

Jeffrey Schwartz
Chief Financial Officer
and Secretary

Frank Rana
Vice-President,
Finance and Assistant-Secretary

Annual Meeting of Shareholders

Wednesday, May 28, 2003 at 11:00 A.M.
Omni Hotel, Salon Pierre de Coubertin,
1050 Sherbrooke Street West, Montreal, Quebec, Canada

Written, designed and produced : Maison Brison Inc.

Major Operations

Juvenile

Dorel Juvenile Group (DJG) USA
Bruce Cazenave, President
2525 State Street
Columbus, Indiana, USA 47201

Canton Commerce Center
45 Dan Road
Canton, Massachusetts, USA 02021
220 River Drive

Dorel Juvenile Group (DJG) Europe
Kees Spreeuwenberg, President
Grasbeemd 28
5705 DG Helmond, Holland

Isopad House, Shenley Road
Borehamwood, Hertfordshire
United Kingdom WD6 1TE

Ampa Group
Dominique Favario, President
Ampafrance sa
9 Boulevard du Poitou
BP 905 – 49309 Cholet
France

Ampa industriale italia spa
Via verdi, 14
24060 Telgate (Bergamo) Italy

Ampa France-Portugal ida
Parque industrial da varziela
rua n°1 Arvore
4480 - 109 Villa do Conde
Portugal

Home Furnishings

Ameriwood Industries
Robert Klassen, President
305 East South First Street
Wright City, Missouri, USA 63390

202 Spaulding Street
Dowagiac, Michigan, USA 49047

458 Second Avenue
Tiffin, Ohio, USA 44883

Ridgewood Industries
3305 Loyalist Street
Cornwall, Ontario, Canada K6H 6W6

Dorel Home Products
12345 Albert-Hudon Blvd., Suite 100
Montreal, Quebec, Canada H1G 3L1

Cosco Home & Office
Tom Szczurek, President
2525 State Street
Columbus, Indiana, USA 47201

Dorel Asia Ltd.
16/F, Tal Building
49 Austin Road
Kowloon, Hong Kong

Showrooms
1365 Midway Blvd., Unit 27,
Suite 100
Mississauga, Ontario,
Canada L5T 2J5

Commerce and Design Building
201 West Commerce Street, 9th Floor
Highpoint, North Carolina
USA 27261

Head Office

Dorel Industries Inc.

1255 Greene Avenue, Suite 300
Westmount, Quebec, Canada
H3Z 2A4

Lawyers

Heenan Blaikie LLP
1250 René-Lévesque Blvd. West
Suite 2500
Montreal, Quebec, Canada H3B 4Y1

Auditors

Canada: Goldsmith Miller Hersh
1411 Fort Street, Suite 200
Montreal, Quebec, Canada H3H 2N6

USA: Deloitte & Touche LLP
111 Monument Circle
Bank One Tower, Suite 2000
Indianapolis, Indiana
USA 46204-5120

Netherlands: Moret Ernst & Young
Prof. Dr. Dorgelolaan 12
5613 AM Eindhoven, P.O. Box 455
The Netherlands

Transfer Agent & Registrar

Computershare
Investor Services

Investor Relations

Maison Brison
Rick Leckner
3201 Graham Blvd.
T.M.R., Quebec, Canada H3R 1K1
Tel.: (514) 731-0000
Fax: (514) 731-4525
email: brison1@maisonbrison.com

Stock Exchange Listing

Share Symbols:
TSE - DII.A; DII.B
NASDAQ - DIIBF



1255 Greene avenue, suite 300
Westmount, Quebec, Canada H3Z 2A4
www.dorel.com

génération après génération

RAPPORT ANNUEL 2002


DOREL


SUPERFOLD



Mobilier de maison

osco Home & Office	Dorel Mobilier de maison
meriwood	Ridgewood
harleswood	Dorel Asie

leubles pliants de métal; tabourets-escabeaux; échelles;
utons; articles de meubles importés
lobilier de bureau et de maison; unités murales


COSCO


DOREL


AMERIWOOD
INDUSTRIES


RIDGEWOOD
CHARLESWOOD

ommerçants grand public; magasins de meubles;
uincailleries/maisonneries; magasins à grande surface
pécialisés dans le matériel de bureau

olumbus, Indiana	St. Louis, Missouri

igh Point, Caroline du Nord	Mississauga, Ontario

olumbus, Indiana	Montréal, Québec
ornwall, Ontario	Ontario, Californie
owagiac, Michigan	Tiffin, Ohio
reenwood, Indiana	Wright City, Missouri

Événements récents

Le Groupe Ampa – la plus récente addition au Groupe Juvénile Dorel

Au cours du premier trimestre, Dorel a complété la plus importante acquisition de son histoire. Le Groupe Ampa est connu dans toute la France pour ses produits novateurs de grande qualité commercialisés sous les marques Bébé Confort, Babidéal, MonBébé et Baby Relax. Elles sont toutes très populaires et occupent une part enviable du marché de l'Europe, disposant de canaux de distribution établis de longue date avec les détaillants indépendants et les commerçants grand public. Il compte parmi ses produits, offerts dans toutes les gammes de prix, des landaus, poussettes, sièges d'auto, chaises hautes, lits, parcs de jeu, dispositifs de sécurité, accessoires ainsi que des articles pour alimenter les nourrissons. Le Groupe Ampa est une entreprise très rentable. Les ventes de Ampa pour l'exercice terminé le 30 septembre 2002 se sont élevées à environ 187 M$US. Il possède des installations de fabrication en France, en Italie et au Portugal et emploie plus de 1 000 personnes.


baby Relax
monBeBe
bébé confort
babidéal

Information sectorielle

Veuillez prendre note qu'à compter de l'exercice 2003, Dorel a modifié la présentation de l'information relative à ses divisions d'exploitation. Les divisions Meubles prêts-à-assembler et Mobilier de maison sont désormais regroupées sous la seule division Mobilier de maison. Les unités d'exploitation qu'englobent ces deux divisions ont connu un regroupement progressif au niveau de leurs modes d'exploitation et de présentation interne de l'information.





Produits de puériculture

LE MONDE DE DOREL

DIVISIONS	Groupe Juvénile Dorel, Amérique du Nord Groupe Juvénile Dorel, Europe Groupe Ampa
GAMMES DE PRODUITS	Sièges d'auto pour enfants; poussettes; chaises hautes; parcs; lits de bébé; éveil de l'enfant / santé infantile / dispositifs de sécurité
MARQUES	MAXI-COSI; COSCO; Safety 1st; Quinny; baby Relax; monbebe; bébé confort; babidéal
CLIENTS	Commerçants grand public; grands magasins; quincailleries/maisonneries; boutiques spécialisées
CENTRES DE CONCEPTION / DÉVELOPPEMENT DES PRODUITS	Canton, Massachussetts Cholet, France Columbus, Indiana Helmond, Hollande
SALLES DE MONTRE	High Point, Caroline du Nord Mississauga, Ontario
INSTALLATIONS DE FABRICATION / DISTRIBUTION	Columbus, Indiana Greenwood, Indiana Montréal, Québec Ontario, Californie --- Cholet, France Helmond, Hollande Lausanne, Suisse Machelen, Belgique Norfolk, Royaume-Uni Sabadell, Espagne Telgate, Italie Thetford, Royaume-Uni Villa do Conde, Portugal

faits saillants

RÉSULTATS ANNUELS 1998-2002

Résultats d'exploitation (EN MILLIERS DE DOLLARS US, SAUF POUR LES ACTIONS)

	2002	2001	2000	1999	1998
Chiffres d'affaires	992 073	916 769	757 540	596 702	492 554
Coûts des ventes	760 423	718 123	582 741	452 974	381 826
Bénéfice brut	231 650	198 647	174 799	143 728	110 729
en pourcentage des ventes	23,4 %	21,7 %	23,1 %	24,1 %	22,5 %
Frais généraux et d'administration	145 956	147 354	127 356	85 996	74 635
Frais de restructuration et autres charges non récurrentes	–	20 000	12 037	–	10 067
Bénéfice avant impôts	85 694	31 293	35 406	57 732	26 027
en pourcentage des ventes	8,6 %	3,4 %	4,7 %	9,7 %	5,3 %
Impôts	24 099	4 731	5 432	17 756	8 330
Bénéfice net tiré des activités poursuivies	61 595	26 562	29 974	39 977	17 697
en pourcentage des ventes	6,2 %	2,9 %	4,0 %	6,7 %	3,6 %
Bénéfice (perte) provenant des activités abandonnées	–	(1 058)	(12 668)	(1 401)	1 000
Bénéfice net	61 595	25 504	17 306	38 576	18 697
en pourcentage des ventes	6,2 %	2,8 %	2,3 %	6,5 %	3,8 %
BPA afférent aux activités poursuivies					
Non dilué *	2,05	0,94	1,07	1,43	0,65
Dilué *	2,00	0,93	1,05	1,41	0,65
Bénéfice par action					
Non dilué *	2,05	0,91	0,62	1,38	0,69
Dilué *	2,00	0,89	0,61	1,36	0,69
Valeur comptable de l'action à la fin de l'exercice **	11,31	7,52	6,75	6,55	5,63

* Ajusté pour tenir compte du nombre moyen pondéré quotidien d'actions en circulation.

** Basée sur le nombre d'actions en circulation à la fin de l'exercice.

LES INDUSTRIES DOREL INC. est un fabricant international de biens de consommation. L'entreprise se spécialise dans deux catégories : produits de puériculture et mobilier de maison. La vaste gamme de produits Dorel comprend des produits de puériculture, notamment des sièges d'auto, des poussettes, des chaises hautes, des lits de bébé, des berceaux, des accessoires pour le bien-être et la sécurité de l'enfant, des parcs et d'autres accessoires de puériculture. Dans la catégorie mobilier de maison, Dorel offre une grande variété de meubles prêts-à-assembler (PAA) pour la maison et le bureau de même que des meubles pliants en métal, des futons, des tabourets-escabeaux, des échelles et d'autres meubles importés.

Présente dans quatorze pays, Dorel emploie environ 4 500 personnes. Ses principales installations en Amérique du Nord sont situées à Montréal (Québec), Cornwall (Ontario), Columbus (Indiana), Wright City (Missouri), Tiffin (Ohio), Dowagiac (Michigan) et Canton (Massachusetts). Ameriwood Industries et Le Groupe Juvénile Dorel (DJG USA) – qui comprend les marques Cosco et Safety 1st – sont les deux plus importantes filiales américaines de la Société. Au Canada, Dorel exploite Ridgewood Industries et Dorel Mobilier de Maison. En Europe, la Société est connue sous le nom de Le Groupe Juvénile Dorel (DJG Europe) et de Le Groupe Ampa. La première société est située en Hollande alors que la deuxième possède d'importantes installations en France, en Italie et au Portugal. Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé et Baby Relax sont les marques commercialisées en Europe. Les activités d'importation de meubles sont effectuées par l'entremise de Dorel Asie.



Cornwall, Ontario
Mississauga, Ontario
Montréal, Québec
Canton, Massachussetts
Columbus, Indiana
Dowagiac, Michigan
Greenwood, Indiana
High Point, Caroline du Nord
Ontario, Californie
Tiffin, Ohio
Wright City, Missouri
Cholet, France
Norfolk, Royaume-Uni
Thetford, Royaume-Uni
Sabadell, Espagne
Helmond, Hollande
Villa do Conde, Portugal
Lausanne, Suisse
Telgate, Italie
Machelen, Belgique
Kowloon, Hong Kong
AMÉRIQUE DU NORD
EUROPE
ASIE



MARTIN SCHWARTZ, président et chef de la direction

Message aux actionnaires

L'ANNÉE 2002 A APPORTÉ SON LOT DE DÉFIS EN RAISON DE LA CONJONCTURE STAGNANTE QUI A PERDURÉ AUX ÉTATS-UNIS ET EN EUROPE. VOILÀ POURQUOI CHEZ DOREL NOUS SOMMES PARTICULIÈREMENT FIERS DU RENDEMENT RECORD QUE NOUS AVONS RÉALISÉ L'ANNÉE DERNIÈRE, NOTRE 40e ANNÉE D'EXPLOITATION. NOUS AVONS CONNU UNE AUTRE ANNÉE DE GAINS ET AVONS FAIT PROGRESSER DE PLUS BELLE TANT NOTRE CHIFFRE D'AFFAIRES QUE NOS BÉNÉFICES. Tout cela a été accompli en employant les bonnes vieilles méthodes — en travaillant d'arrache-pied et en cherchant par tous les moyens à contrôler, et lorsque possible, à couper les dépenses. Peu après la clôture de l'exercice, nous avons annoncé la plus importante acquisition de notre histoire, grâce à laquelle nous nous sommes hissés au rang de chef de file mondial des produits pour enfants. À ce sujet, voir la rubrique « Événement survenu après la clôture de l'exercice » plus loin dans le présent message.

Notre croissance continue est attribuable à la mise au point de produits novateurs et populaires et à nos liens étroits avec les plus grands spécialistes du marketing de masse au monde. Nos ventes ont progressé de plus de 8 % malgré la confiance fragile des consommateurs et le fait que K-Mart se soit placée sous la protection de la Loi sur les faillites (*Chapter 11*). Nous avons créé des réseaux de distribution qui ne peuvent, à notre avis, être surpassés. Ils ont été instaurés grâce au fait que nous fournissons à nos clients une marchandise de marque qui s'écoule bien et rapidement et que nous assurons aux détaillants un service attentionné sur lequel ils peuvent compter en tout temps. Ces réseaux sont le moteur de notre croissance continue, car ils représentent le pipeline par lequel Dorel met en marché ses produits, depuis les sièges d'auto pour enfants jusqu'aux fauteuils inclinables en cuir. Nous avons l'intention de renforcer cette position tout au long de 2003 en continuant d'étendre nos ramifications.

Initiatives clés prises en 2002

Produits de puériculture

L'année dernière, nous avons pris un certain nombre de mesures déterminantes. Au cours du deuxième trimestre, un nouveau président a été nommé à la barre de notre plus importante division, le Groupe Juvénile Dorel des États-Unis. Cette démarche a donné lieu à plusieurs améliorations opérationnelles. Dans l'ensemble, il en est résulté un redressement marqué du secteur Juvénile par rapport à son rendement décevant en 2001.

Par exemple, nous avons porté une attention particulière aux enjeux liés au développement de produits, à la sécurité des produits et aux ventes. Depuis l'acquisition de Safety 1st, nous entretenions deux groupes affectés au développement de produits et deux équipes des ventes et de commercialisation. Afin de stimuler l'esprit novateur par le rapatriement de la réserve de talents, et pour augmenter les marges, nous avons créé le Centre de conception et de développement Dorel l'année passée à Canton, au Massachusetts, à l'ancien siège social de Safety 1st. Ce groupe assume la majeure partie des responsabilités reliées à la ligne Juvénile, notamment à l'égard des sièges de bain, barrières, interphones de surveillance, centres d'activités et marchettes, des articles de consommation courante, de santé et pour alimenter les nourrissons, ainsi qu'à l'égard des poussettes et des tricycles. Les activités de conception de sièges d'auto continueront de se dérouler dans les locaux de Cosco, à Columbus.

Nos équipes des ventes agiront désormais en parfaite symbiose avec le client. Leur mission consistera à réaliser le plein potentiel de ventes de notre clientèle en associant ses intérêts aux nôtres. Ces équipes travailleront en étroite collaboration avec toutes les équipes de développement de produits pour s'assurer que les démarches de développement évoluent en parallèle avec les projets nourris par l'effectif des ventes. Ainsi, nous nous maintiendrons au diapason des exigences de nos clients, tout en nous dotant d'une structure propice à les combler rapidement.

Cette restructuration nous a permis de raccourcir le temps nécessaire à la mise en marché et d'améliorer notre potentiel d'innovation. La région de Canton recèle une réserve considérable de main-d'œuvre expérimentée. Nous en avons déjà retiré plusieurs avantages concrets, notamment un nouvel interphone de surveillance que nous écoulons auprès de nos clients importants et qui a été mis au point en à peine 70 % du calendrier d'exécution que nous y aurions consacré en temps normal, une plate-forme redessinée pour les parents et une ligne d'accessoires de bain. En outre, la nouvelle équipe en charge des articles sur roues a conçu une gamme complète de poussettes dont le lancement aura lieu au milieu de 2003 : le processus entier, de la mise au point jusqu'à l'expédition, aura pris moins de 12 mois.

En Europe, la demande pour la très populaire marque de poussettes Quinny a dépassé les prévisions. Nous avons confié notre carnet de commandes européen à un partenaire de confiance du secteur de la fabrication en Chine, qui nous sert très efficacement depuis fort longtemps. Notre chaîne d'approvisionnement est bien implantée, nos produits ont encore été améliorés et nos frais ont diminué.

Mobilier de maison

En ce qui a trait à la division Mobilier de maison, Ameriwood, notre division de meubles prêts-à-assembler (PAA) a elle aussi centralisé ses ressources affectées à la conception de produits. Nous avons recruté les meilleurs employés disponibles, qui sont présentement en poste aux installations de cette division à Wright City, au Missouri. Qui plus est, dans le cadre de nos démarches assidues pour freiner davantage les coûts, nous confions maintenant en sous-traitance à nos partenaires de Chine une partie de la fabrication des produits de métal et de bois. Ameriwood demeure toutefois à l'affût d'autres occasions d'affaires. L'équipe s'est enrichie de deux chefs de produits et de concepteurs de produits chevronnés. Ceux-ci sont à mettre au point de nouveaux programmes et produits s'adressant à de nouvelles unités d'exploitation. Nous avons confié la bonne marche de ces initiatives à un nouveau vice-président, Marketing et développement des affaires.

De plus, les démarches entreprises l'année dernière afin d'améliorer de manière radicale les activités liées au futon ont été fructueuses. Cette ligne a maintenu le cap de la rentabilité en 2002, grâce aux volumes plus élevés, aux augmentations spectaculaires de productivité et à un meilleur contrôle des dépenses reliées aux matières premières. Le secteur Mobilier de maison de Cosco s'est d'ailleurs doté d'une orientation nouvelle et plus précise, cessant depuis cette année de fonctionner sous la bannière de la division Juvénile de Cosco. Nous avons créé un nouveau poste de président chez Cosco Home & Office. Il incombe à celui-ci de diriger une entreprise en pleine expansion dotée de son propre groupe, notamment d'une équipe distincte de concepteurs. Dorel Asie a continué sur sa lancée en 2002. Un certain nombre de ses produits, comme les fauteuils inclinables en cuir abordables, ont remporté un vif succès sur le marché américain.

Sur la route de la croissance en 2003

Tout au long de 2002, notre stratégie en matière de fabrication a favorisé de plus en plus l'impartition plutôt que d'exécuter nous mêmes la fabrication. En effet, nous avons développé des capacités exceptionnelles d'impartition pour une vaste gamme de produits, conçus par Dorel et fabriqués en Asie, ce qui nous aide à maintenir une excellente compétitivité. Nous ne ménageons aucun effort — et nous continuerons de le faire — pour être le producteur dont les coûts sont les plus faibles dans tous les secteurs de nos opérations. Dans le but d'améliorer le contrôle de la qualité et de traiter de manière proactive avec ces fournisseurs, nous avons ouvert des bureaux à Shanghai. Un poste de cadre dirigeant à plein temps de Dorel a été créé pour chapeauter toutes les activités en Orient. Nous surveillerons attentivement le déroulement des activités en Orient tout au long de 2003.

Les liens étroits dont nous bénéficions avec nos clients sont attestés par le nombre considérable de prix qui nous ont été décernés par les plus grands détaillants du monde entier. En fait, en 2002 le Groupe Juvénile Dorel s'est mérité un prix décerné par *DSN Retailing Today*, une publication spécialisée notoire dans le secteur du Groupe Juvénile. Cette division a été placée en tête de liste des fournisseurs dans sa catégorie de produits par les acheteurs et les directeurs de services de marchandises travaillant auprès des plus grands détaillants.

Il existe plusieurs initiatives opérationnelles qui pourront être prises pour assurer notre progression au cours de l'année qui vient. Je vous invite à lire le message de notre chef de l'exploitation, M. Pierre Dupuis, à la page 12.

Notre bilan solide ouvre la porte à d'importantes occasions d'affaires

L'importance accordée à l'amélioration des liquidités et à la gestion du fonds de roulement, combinée à d'importants bénéfices, a donné lieu au bilan le plus vigoureux de l'histoire de la Société. Au cours de l'exercice, la Société a dégagé des liquidités de 104 millions de dollars contre des décaissements de 51 millions de dollars durant l'exercice précédent. Cette amélioration, de concert avec le produit tiré de l'émission d'actions au cours du deuxième trimestre de 2002, a permis à la Société de diminuer son endettement net à 39 millions de dollars et son ratio d'endettement à son niveau le plus bas depuis 1988. Cette situation confère à Dorel la souplesse financière nécessaire à sa croissance.

Événement survenu après la clôture de l'exercice — accroissement de notre présence en Europe

Au cours du premier trimestre de 2003, nous avons mené à bien l'acquisition du Groupe Ampa de France. Il s'agit d'une société qui est mieux connue sous l'appellation Bébé Confort, l'une de ses quatre marques très populaires, et qui domine le marché de la France et se classe parmi les trois principaux intervenants des marchés de l'Espagne, de l'Italie et du Portugal. Elle occupe également une position dominante en Suisse et en Belgique. Elle a déployé une stratégie multi-marques/multi-produits qui s'avère fonctionner exceptionnellement bien. Il est important de mentionner que cette nouvelle entreprise, très en demande dans le sud de l'Europe, s'harmonise admirablement avec notre exploitation Maxi établie dans le nord de l'Europe. Le Groupe Ampa est une entreprise très rentable. Le chiffre d'affaires de son dernier exercice financier a frôlé les 190 millions de dollars. Déduction faite de tous les frais connexes, il est prévu que son apport au bénéfice net sera de l'ordre de 0,15 $ à 0,20 $ l'action cette année.

Perspectives

D'année en année, nous plaçons la barre plus haut. Notre croissance record en est la preuve éloquente. Malgré les difficultés de l'année passée, Dorel a poursuivi de plus belle son essor. Les améliorations apportées tout au long de 2002 à nos exploitations, les parts de marché gagnées dans tous nos segments, notre situation financière vigoureuse et l'acquisition hautement stratégique du segment de produits juvéniles en Europe sont autant d'éléments qui feront en sorte que



PIERRE DUPUIS	JEFFREY SCHWARTZ	JEFF SEGAL	FRANK RANA	ALAN SCHWARTZ	ED WYSE
Chef de l'exploitation	Chef de la direction des finances et secrétaire	Vice-président directeur, ventes et marketing	Vice-président, finances et secrétaire adjoint	Vice-président directeur, opérations	Vice-président, achats

l'année 2003 nous réservera d'agréables surprises. Dorel prévoit réaliser un bénéfice de 2,45 $US à 2,56 $US par action pour l'exercice en cours, en hausse par rapport à 2,00 $US par action en 2002. Quoi qu'il en soit, il faut garder à l'esprit la fragilité de la conjoncture et rester à l'affût des occasions qui se présentent. Nous ne cesserons jamais de perfectionner nos procédés, car l'atteinte de l'excellence dans ce domaine nécessite un travail de tous les instants.

Changements au conseil d'administration

Nous souhaitons la bienvenue à M. Harold P. « Sonny » Gordon, c.r., au conseil d'administration de la Société. Parmi ses nombreuses réalisations, Sonny a occupé le poste d'administrateur et vice-président du conseil de Hasbro, Inc., une importante entreprise de jouets et de jeux cotée en bourse. Sa vaste expérience concernant les diverses facettes du commerce international est un précieux atout pour Dorel.

Je souhaite remercier M. Bruce Kaufman qui a pris part à la destinée de Dorel en tant que membre de son conseil d'administration depuis les débuts de la Société sur les marchés boursiers. Il s'est retiré de ses fonctions dans le but de prendre progressivement en charge les activités courantes de l'une des filiales de Dorel à l'étranger.

Nos milliers d'employés à l'échelle mondiale ont une fois de plus démontré leur capacité à surpasser la concurrence. Leurs efforts incessants et leur professionnalisme sont grandement appréciés. Je souhaite la bienvenue au millier d'employés du Groupe Ampa et espère avoir l'occasion de rencontrer plusieurs de ceux-ci dans les mois qui viennent. Au nom de toute l'équipe de Dorel, je désire remercier tous nos actionnaires pour leur appui constant.

Martin Schwartz
Président et chef de la direction



conception orientée **performance,** un produit à la fois

Les méthodes rigoureuses et convergentes que Dorel applique à la conception des produits sont soulignées par la priorité que les diverses équipes de concepteurs de toutes ses divisions accordent à l'innovation, la qualité et la sécurité. Au Centre de conception et de développement du Groupe Juvénile Dorel à Canton, au Massachusetts, un groupe de concepteurs, d'ingénieurs et de spécialistes du marketing talentueux unissent leurs facultés créatrices afin d'élaborer un flot ininterrompu de nouveaux produits intéressants.



















conception de produits



RÉPARTITION GÉOGRAPHIQUE DES VENTES



91 %
Amérique du Nord
9 %

Europe et ailleurs



canaux de distribution







à la recherche de la **performance,** un marché à la fois

Dorel s'est mérité la confiance et la fidélité de sa clientèle considérable, qui compte aussi bien les plus importants commerçants grand public du monde entier que des boutiques spécialisées. Elle met tout en œuvre pour tisser de solides liens avec ses clients. Dorel a des bureaux spécialement affectés à certains de ses gros clients, qu'elle maintient à proximité de ces derniers. C'est grâce à ces assises solides que Dorel peut maximiser le potentiel novateur derrière la mise en marché de ses nouveaux produits et nouvelles gammes de produits.



travail d'équipe





ROBERT **KLASSEN**
Président et chef de la direction
Groupe Meubles Prêts-à-assembler

TOM **SZCZUREK**
Président
Cosco Home & Office

BRUCE **CAZENAVE**
Président et chef de la direction
Groupe Juvénile Dorel - Amérique du Nord

DOMINIQUE **FAVARIO**
Président et chef de la direction
Groupe Ampa

KEES **SPREEUWENBERG**
Président et chef de la direction
Groupe Juvénile Dorel - Europe





Nous avons placé des experts chevronnés à la tête des équipes multidisciplinaires affectées à chacune des divisions de Dorel. Ces cadres dirigeants ont été soigneusement sélectionnés pour leur potentiel d'intégration à la culture de Dorel qui privilégie l'optimisation des résultats. Chacun gère les activités qui lui sont confiées comme s'il s'agissait de sa propre entreprise, cherchant à réaliser le meilleur rendement possible.

maintien de la **performance,** une division à la fois





PIERRE DUPUIS, *Chef de l'exploitation*

Message de notre chef de l'exploitation

DOREL A RÉUSSI À SURPASSER SES CONCURRENTS EN 2002, CONTINUANT D'AUGMENTER SA PART DE MARCHÉ DANS LE SECTEUR DES BIENS DE CONSOMMATION. SA STRATÉGIE CONSISTANT À METTRE EN MARCHÉ DES PRODUITS À PRIX MODIQUE PAR L'INTERMÉDIAIRE DES GRANDES SURFACES EN AMÉRIQUE DU NORD LUI A ENCORE RÉUSSI. Malgré l'économie chancelante de l'année passée, les consommateurs se sont encore tournés vers les lignes de produits abordables de Dorel, soit ses produits de puériculture, ses meubles prêts-à-assembler et son mobilier de maison. Nous avons également accompli de grands progrès l'année passée au chapitre de l'amélioration de nos procédés et de nos opérations à travers l'ensemble de nos divisions, dans l'optique de maximiser la popularité de nos produits et de poursuivre notre croissance axée sur la rentabilité.

L'arrivée d'un nouveau président pour le Groupe Juvénile Dorel en Amérique du Nord a joué un rôle prépondérant dans le redressement de ce secteur d'activité. Plusieurs enjeux opérationnels d'importance cruciale ont été réglés. Dans les installations d'un million de pieds carrés de Cosco à Columbus, en Indiana, la surface occupée par l'usine a été repensée au grand complet afin de maximiser davantage les efficiences et les réductions de coûts. Nous avons réduit à 700 le nombre de nos effectifs, par rapport à bien plus de mille personnes il y a deux ans. Les activités canadiennes de distribution du Groupe Juvénile ont été déménagées dans les installations actuelles de Dorel à Montréal, ce qui a permis de réaliser davantage d'économies et d'améliorer la productivité. Notre souci d'améliorer la qualité de la production, notamment en cherchant par tous les moyens à réduire la quantité de marchandises retournées pour cause de défectuosité, commence à produire les effets escomptés. Nous avons réduit les coûts de distribution en concentrant dans deux centres de distribution les activités autrefois réparties dans cinq centres plus petits. L'un de ceux-ci est situé en Indiana, à proximité de l'usine, tandis que le deuxième se situe à Ontario, en Californie. Les stocks ont diminué de 6 % par rapport à l'année dernière. Dans l'ensemble, le secteur Juvénile voit son chiffre d'affaires augmenter avec des stocks et des frais de distribution moins élevés.

Comme l'a mentionné Martin dans son message aux actionnaires, le développement des produits et la sécurité des produits sont au sommet des priorités chez Dorel. Au cours de l'année passée, nous avons lancé l'une des plus importantes innovations de la décennie en matière de sécurité pour les sièges d'auto, le système LATCH – *Lower Anchors and Tethers for Children* (points d'ancrage et câbles d'attache abaissés pour enfants). Toutes les nouvelles voitures devront comporter l'équipement nécessaire à l'installation des sièges de type LATCH. Ces sièges, qui sont beaucoup plus faciles à installer et plus sécuritaires, seront certainement convoités par les parents et on s'attend à ce qu'ils entraînent éventuellement une diminution de la responsabilité-produits. Nous avons également procédé au lancement d'une ligne de sièges d'auto et de poussettes arborant l'étiquette Safety 1st qui sont devenus les meilleurs vendeurs dans cette catégorie de produits en Amérique du Nord.

Même si l'économie européenne est responsable d'un marché plus faible, Maxi est passée à l'offensive par l'introduction de nouveaux produits pour stimuler les affaires. De nouveaux sièges d'automobiles offrant une meilleure protection latérale ont été lancés. Les modifications qui devaient être apportées à la chaîne d'approvisionnement sont terminées, ce qui lui permettra de répondre à l'énorme demande suscitée par la très populaire ligne de poussettes Quinny. Elle a ouvert un nouveau centre de distribution européen pour les produits pour enfants, lequel dessert également le Royaume-Uni. Tout compte fait, l'acquisition de Quint en 2001 s'est avérée une stratégie gagnante pour accaparer une plus grande part du marché des poussettes de luxe en Europe. À l'heure actuelle, les volumes et la rentabilité correspondent sensiblement à nos projections initiales.

Des améliorations au chapitre de la productivité, la compression des frais d'exploitation, notamment une baisse des prix des matières premières, ainsi que la commercialisation à grande échelle d'une ligne dynamique de meubles prêts-à-assembler, sont autant de facteurs qui ont permis à la division du PAA de damer le pion à la concurrence. En 2002, la progression spectaculaire des activités liées au futon, désormais gérées sous la bannière Ameriwood, constitue un exemple de ce que Dorel est en mesure d'accomplir avec ses ressources. Dans un souci d'amélioration continue et afin d'augmenter l'efficacité des usines, un programme d'étalonnage a été instauré dans toutes les installations d'Ameriwood. Signe évident de la croissance du secteur du PAA, l'usine de Cornwall (Ontario) a été agrandie de nouveau et compte maintenant plus d'un demi-million de pieds carrés. Plusieurs des initiatives instaurées à Cornwall pour réduire les coûts ont été mises en œuvre dans les autres usines d'Ameriwood. La demande pour les produits de la division du PAA de Dorel demeure saine, principalement grâce à la vaste gamme de produits qu'elle offre et à des liens bien établis avec les grandes surfaces américaines.

La décision de créer la nouvelle division de Cosco Home & Office a permis de donner une orientation plus précise au secteur Mobilier de maison. Sous la direction de M. Tom Szczurek, un groupe spécialisé, doté d'une équipe de concepteurs, a été affecté uniquement à ce secteur. Plusieurs produits ont été repensés ou lancés à nouveau. Les articles de consommation courante, comme les meubles pliants et les tabourets-escabeaux ont été repensés et leur apparence a été remise au goût du jour. La gamme d'échelles et de plates-formes de travail s'est enrichie de produits de la prochaine génération comme l'escabeau *Superfold Step*, qui s'est mérité des critiques très élogieuses. La ligne de meubles commerciaux s'est elle aussi diversifiée et un contrat de licence a été conclu avec Samsonite afin de commercialiser des produits de bureau.

Dorel Asie, une autre entreprise qui prend de plus en plus d'importance au sein de la division Mobilier de maison, a joué un rôle prépondérant dans le redressement de ce secteur. Cette unité poursuit le développement de ses activités de conception et d'approvisionnement, dans son pays d'origine, de meubles uniques destinés à être écoulés auprès des grandes surfaces nord-américaines. À titre d'exemple, il y a lieu de mentionner le succès phénoménal de la ligne de fauteuils inclinables en cuir lancée au cours du deuxième trimestre, qui venait compléter les lignes déjà bien implantées de meubles pour enfants et pour la cuisine.

Chacune des divisions de Dorel a su se doter d'une solide infrastructure propice à la croissance continue. Nous avons mis en place une combinaison synergique d'éléments — marques reconnues, fabrication efficiente, approvisionnement à faible coût, regroupement des centres de distribution, liens bien établis avec les clients et développement continu de produits. Mais le progrès ne peut s'accomplir qu'au travers des efforts soutenus d'une équipe dévouée. Dorel a le privilège de pouvoir compter sur un effectif de gens motivés et professionnels en poste à ses installations disséminées dans le monde entier, ainsi que sur une équipe de direction qui a fait ses preuves. Nous anticipons, ensemble, une autre année passionnante.

Pierre Dupuis

Chef de l'exploitation

Analyse par la direction
de la situation financière et des résultats d'exploitation

La présente analyse par la direction de la situation financière et des résultats d'exploitation (l'« Analyse ») devrait être lue conjointement avec les états financiers consolidés pour les exercices terminés les 30 décembre 2002, 2001 et 2000 ainsi qu'avec les notes afférences aux états financiers commençant à la page 31 du présent rapport annuel. Veuillez prendre note que tous les chiffres contenus dans la présente Analyse excluent l'amortissement de l'écart d'acquisition qui a été inclus dans les chiffres relatifs à 2001. Cette exclusion permet au lecteur de comparer plus facilement les résultats annuels d'un exercice à l'autre. Les états financiers ci-joints contiennent de plus amples renseignements sur l'écart d'acquisition et son amortissement.

En marge du dernier exercice, la Société a annoncé deux événements importants dont les lecteurs de la présente Analyse devaient tenir compte étant donné qu'ils auront un impact majeur sur les résultats de la Société et la façon dont ceux-ci seront comptabilisés en 2003. Premièrement, Dorel a annoncé qu'elle modifiera le mode de présentation de ses résultats sectoriels à venir. Les secteurs Meubles prêts-à-assembler et Mobilier de maison seront regroupés sous le seul secteur Mobilier de maison. Au cours des dernières années, les unités d'exploitation comprises dans ces deux secteurs ont subi une intégration progressive au niveau de leurs modes d'exploitation et de présentation interne de l'information. Ce changement est apporté conformément aux principes comptables généralement reconnus du Canada (les PCGR), sur le fondement de la nature similaire des clients, des produits, des procédés de production et des réseaux de distribution propres à chacune des unités commerciales qui composent ces deux secteurs.

Deuxièmement, en février 2003, Dorel a acquis le fabricant de produits de puériculture, le Groupe Ampa de Cholet (France), moyennant environ 245 M$US. Fondée en 1875, Ampa est une société fermée connue dans toute la France pour ses marques très populaires : Bébé Confort, Babidéal, MonBébé et Baby Relax. Les marques de cette société sont très réputées et ont gagné la faveur des consommateurs pour leur grande qualité et le fait qu'elles font partie de gammes étendues de produits novateurs dotés de caractéristiques de pointe et présentés au goût du jour. Le Groupe Ampa, reconnu comme Bébé Confort dans presque toute l'Europe, occupe une position de premier plan sur le marché français et dispose de réseaux de distribution établis de longue date avec les détaillants indépendants et les grandes surfaces. Elle compte parmi ses produits, offerts dans toutes les gammes de prix, des landaus, poussettes, sièges d'auto, chaises hautes, lits, parcs de jeu, dispositifs de sécurité, accessoires ainsi que des articles pour alimenter les nourrissons.

Les ventes de Ampa pour son exercice terminé le 30 septembre 2002 se sont élevées à environ 187 M$US. Elle possède des installations de fabrication en France, en Italie et au Portugal et emploie plus de 1 000 personnes. Cette société complémente à merveille les activités européennes de Dorel, qui détient actuellement une importante part de marché aux Pays-Bas, en Allemagne, au Royaume-Uni et en Belgique. Pour sa part, Ampa a une forte pénétration en France, en Espagne, en Italie et au Portugal. Les avantages du point de vue stratégique de cette acquisition sont donc considérables. Une grande partie des produits de Bébé Confort est actuellement fabriquée dans les usines européennes de celle-ci, avec pour complément des produits importés. Cette combinaison jouera un rôle prépondérant dans le développement éventuel des produits et pour gagner une plus grande part de marché.

Objectifs de la Société, activités principales et stratégies

Vue d'ensemble

L'objectif des Industries Dorel est de se classer parmi les principaux fabricants de biens de consommation en Amérique du Nord et en Europe. La Société se spécialise dans trois catégories de produits : Produits de puériculture, Meubles prêts-à-assembler (PAA) et Mobilier de maison. Chacun de ces secteurs comprend plusieurs unités d'exploitation ou filiales. Chaque secteur est géré séparément par une équipe de cadres distincte. Les dirigeants de la Société coordonnent les activités de chaque secteur, maximisent les ventes et le marketing croisés, veillent à l'efficacité de l'approvisionnement et saisissent des opportunités connexes.

Le secteur des Produits de puériculture, Groupe Juvénile Dorel (GJD), comprend GJD USA, GJD Canada et GJD Europe. Les principales marques distribuées par GJD sont Cosco et Safety 1st en Amérique du Nord, et Maxi-Cosi, Quinny et Safety 1st en Europe. De plus, la Société a conclu des ententes de licences portant sur des produits de marque avec des firmes reconnues, comme Eddie Bauer, et Looney Tunes. Le secteur du PAA comprend Ameriwood Industries et Ridgewood Industries, toutes deux en Amérique du Nord, et il distribue les marques Ameriwood, Ridgewood et Charleswood. Le secteur Mobilier de maison comprend Cosco Home & Office Products, qui a un contrat de licence avec le fabricant de bagages Samsonite, Dorel Mobilier de maison et Dorel Asie.

La Société a son siège social à Montréal (Québec), au Canada. Ses principales installations en Amérique du Nord se trouvent à Montréal (Québec), Cornwall (Ontario), Columbus (Indiana), Wright City (Missouri), Tiffin (Ohio), Dowagiac (Michigan) et Canton (Massachusetts). Son siège social européen est situé à Helmond (Hollande), et elle dispose d'importantes succursales commerciales au Royaume-Uni, en Allemagne et en France. Les activités d'importation de meubles de la Société se font par l'intermédiaire de Dorel

Asie, basée à Hong Kong. Au 30 décembre 2002, Dorel comptait environ 3 500 employés répartis dans neuf pays. L'acquisition de Ampa porte le nombre total d'employés de Dorel à 4 500 personnes réparties dans quatorze pays.

Dorel vise essentiellement à satisfaire les besoins de sa clientèle et à obtenir les meilleurs résultats financiers possibles pour ses actionnaires. Elle le fait en privilégiant des produits de haute qualité et à la portée de toutes les bourses, et en investissant constamment dans le développement de nouveaux produits. La croissance de la Société provient à la fois de l'augmentation des ventes de ses produits courants et de l'acquisition d'entreprises qui, de l'avis de la direction, viennent accroître la valeur de Dorel. Parmi les plus récentes acquisitions stratégiques, citons Quint BV (basée en Europe) en 2001, Safety 1st en 2000, Ameriwood Industries en 1998 et en marge du dernier exercice, le Groupe Ampa en février 2003.

Politique de vente et réseaux de distribution

Dorel a recours à diverses méthodes de vente et de distribution : salariés; agents exclusifs ou non; agents spécialisés, qui vendent divers produits, dont ceux de Dorel, à un client unique, par exemple à une grande chaîne de magasins de rabais; agences commerciales ayant leur propre force de vente. Si les détaillants s'occupent de l'essentiel de la publicité pour les produits Dorel, le Groupe Juvénile Dorel fait elle-même la promotion de ses produits dans certains magazines et brochures multiproduits.

Dorel estime que sa détermination à offrir une qualité de service sans pareil lui a permis d'établir des relations d'affaires fructueuses et mutuellement avantageuses avec d'importants détaillants. On comprend l'importance que la Société accorde au service quand on sait qu'elle a remporté, depuis 1992, une quarantaine de prix d'excellence, décernés par ses principaux clients. Une telle satisfaction de la part de la clientèle découle des contacts étroits que les représentants de Dorel ont su établir. À cette fin, des agences à services complets ont été mises sur pied pour s'occuper spécifiquement de certains comptes importants. Les clients peuvent donc être certains que leurs exigences en matière de stocks et d'approvisionnement seront satisfaites, et que si des difficultés devaient se présenter, aucun effort ne serait ménagé pour les aplanir le plus rapidement possible.

Dorel estime que ses principaux clients, les grandes surfaces, continueront à privilégier de plus en plus les gros fournisseurs — moins nombreux, mais plus imposants — qui disposent d'un large éventail de produits et qui peuvent offrir une sécurité d'approvisionnement et un niveau de service accrus. Dans un tel contexte, l'éventail de produits livrables sur une base continue, allié à sa volonté manifeste d'offrir un service sans faille, constitue pour Dorel un avantage concurrentiel capital. De plus, le suivi attentif des principaux comptes permet de recueillir les opinions et réactions des clients, lesquelles valent leur pesant d'or pour améliorer les produits et pour réagir promptement aux tendances fluctuantes des marchés.

Secteurs

Produits de puériculture


VENTES TOTALES
Taux de croissance annuel composé sur 5 ans - 23 %
('000)$
1 000 000
800 000
600 000
400 000
200 000
992 073
98
99
00
01
2002

Le secteur Juvénile fabrique et importe entre autres des sièges d'auto, des poussettes, des chaises hautes, des lits de bébé, des parcs, des balançoires et d'autres accessoires pour le bien-être et la sécurité de l'enfant. Dorel se classe parmi les trois plus importantes entreprises de produits de puériculture en Amérique du Nord, avec Graco (une filiale du groupe Newell) et Evenflo Company Inc.

Si Dorel fabrique et vend des produits de puériculture dans toutes les échelles de prix, du bas de gamme au haut de gamme, la priorité est donnée aux consommateurs qui privilégient la sécurité et la qualité à des prix raisonnables. Ses produits sont offerts par l'entremise des grandes surfaces, tels que les grands magasins, les quincailleries et les maisonneries. Des contrats de licence, conclus au cours des dernières années avec des sociétés réputées, ont permis à Dorel d'accélérer son entrée sur le marché des produits de puériculture plus coûteux. En Europe, Dorel vend également des produits de puériculture haut de gamme à des boutiques et de petits magasins aussi bien qu'à des grandes chaînes de magasins européennes.

Meubles PAA

Les meubles PAA sont conçus et vendus en pièces détachées et doivent être assemblés par le consommateur. Le secteur des PAA fabrique du mobilier de bureau en métal et en bois tant pour la maison que pour le bureau, des postes de travail pour ordinateur, des supports pour four micro-ondes, ainsi que des cabinets pour chaîne stéréo et télévision sur grand écran. Dorel est l'un des quatre principaux constructeurs de meubles PAA en Amérique du Nord, avec Bush Industries, O'Sullivan Industries et Sauder.

Solution de rechange à prix raisonnable aux meubles traditionnels faits en bois, les meubles PAA sont vendus par l'entremise des grandes surfaces, les grands magasins spécialisés dans le matériel de bureau, les quincailleries et les maisonneries.

Mobilier de maison

Le secteur du mobilier de maison fabrique des meubles pliants en métal, des futons, des tabourets-escabeaux, des échelles et d'autres articles de meubles importés. Ces produits sont écoulés par les mêmes réseaux de distribution utilisés par les autres divisions de Dorel, et la clientèle est de type similaire.

L'industrie du secteur du mobilier de maison se caractérise par une multitude de fournisseurs qui se concurrencent les uns les autres, pour la plupart plus petits que Dorel; aussi, nous ne disposons guère de renseignements pouvant permettre de jauger la place qu'occupe la Société sur ce marché et de mettre en perspective ses résultats.

Autres

Dorel est l'unique propriétaire de tous ses brevets et licences de fabrication. La perte de l'un ou l'autre de ses brevets n'aurait pas de répercussions importantes sur les activités de Dorel. En 2002, 91 % du chiffre d'affaires de la Société provenait de l'Amérique du Nord et le reste (9 %), d'Europe et d'ailleurs dans le monde. D'une façon générale, les ventes au détail de Dorel ne suivent pas les grandes tendances saisonnières habituelles. Toutefois, la vente des meubles PAA est souvent plus forte au second semestre. La position concurrentielle de Dorel est pour beaucoup tributaire du contrôle de la qualité. Les produits Dorel sont conçus et mis au point en fonction de spécifications particulières et de normes de sécurité strictes, spécialement en ce qui a trait aux produits de puériculture.

Résultats d'exploitation – 2002 en regard de 2001

Vue d'ensemble

Voici quelques renseignements financiers qui donnent une image de l'évolution des activités de 2001 à 2002 :

Principaux éléments des résultats d'exploitation

	2002		2001		
		% DES VENTES		% DES VENTES	% VARI-ATION
Ventes	**992 073 $**	**100,0 %**	916 769 $	100,0 %	8,2 %
Bénéfice d'exploitation avant les charges non récurrentes	**107 520 $**	**10,8 %**	86 222 $	9,4 %	24,7 %
Bénéfice tiré des activités poursuivies avant les charges non récurrentes [1]	**61 595 $**	**6,2 %**	46 954 $	5,1 %	31,2 %
Bénéfice net (compte non tenu de l'amortissement de l'écart d'acquisition)	**61 595 $**	**6,2 %**	33 494 $	3,7 %	83,9 %
BAIIDA [2]	**120 983 $**	**12,2 %**	98 914 $	10,8 %	22,3 %
BPA dilué, tiré des activités poursuivies avant les charges non récurrentes [3]	**2,00 $**		1,64 $		22,0 %

Notes

[1] calculé comme étant le bénéfice (excluant l'amortissement de l'écart d'acquisition) tiré des activités poursuivies majoré des charges non récurrentes et déduction faite des impôts

[2] calculé comme étant le bénéfice (excluant l'amortissement de l'écart d'acquisition) tiré des activités poursuivies avant les impôts et majoré des intérêts, de l'amortissement et des charges non récurrentes

[3] calculé comme étant le BPA dilué (excluant l'amortissement de l'écart d'acquisition) majoré des charges non récurrentes, déduction faite des impôts, par action



BAIIA
(avant charges non récurrentes)
Taux de croissance annuel composé sur 5 ans - 24 %
('000)$
150 000
120 000
90 000
60 000
30 000
120 983
98
99
00
01
2002



BÉNÉFICE PAR ACTION*
($)
2,0
1,5
1,0
0,5
2,00
98
99
00
01
2002


* Bénéfice tiré des activités poursuivies, compte non tenu de l'amortissement de l'écart d'acquisition et avant les charges non récurrentes.



BÉNÉFICES*
Taux de croissance annuel composé sur 5 ans - 29 %
('000)$
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
61 595
98
99
00
01
2002

* Bénéfice tiré des activités poursuivies avant les charges non récurrentes.

Résultats par trimestre

(EN MILLIERS DE DOLLARS, SAUF LES MONTANTS PAR ACTION)

	TRIMESTRE TERMINÉ				
	31 MARS 2002	30 JUIN 2002	30 SEPT. 2002	30 DÉC. 2002	TOTAUX
Ventes	**254 983 $**	**239 992 $**	**256 110 $**	**240 988 $**	**992 073 $**
Coûts des produits vendus	**195 220**	**184 370**	**196 637**	**184 197**	**760 423**
Bénéfice brut	**59 763**	**55 622**	**59 473**	**56 791**	**231 650**
en pourcentage des ventes	**23,4 %**	**23,2 %**	**23,2 %**	**23,6 %**	**23,4 %**
Frais					
Exploitation	**26 750**	**24 725**	**26 324**	**29 171**	**106 969**
Amortissement	**5 979**	**6 045**	**6 119**	**6 707**	**24 850**
Recherche et développement	**1 086**	**1 585**	**1 503**	**(475)**	**3 698**
Intérêts sur dette à long terme	**3 239**	**2 228**	**2 492**	**2 027**	**9 987**
Autres frais d'intérêts	**(24)**	**151**	**212**	**112**	**452**
Total des frais	**37 030**	**34 734**	**36 650**	**37 542**	**145 956**
Bénéfice avant impôts	**22 733**	**20 888**	**22 823**	**19 249**	**85 694**
en pourcentage des ventes	**8,9 %**	**8,7 %**	**8,9 %**	**8,0 %**	**8,6 %**
Impôts sur les bénéfices	**7 005**	**5 992**	**6 478**	**4 624**	**24 099**
Bénéfice net	**15 728**	**14 896**	**16 345**	**14 625**	**61 595**
en pourcentage des ventes	**6,2 %**	**6,2 %**	**6,4 %**	**6,1 %**	**6,2 %**
Bénéfice par action					
Non dilué	**0,56 $**	**0,50 $**	**0,52 $**	**0,47 $**	**2,05 $**
Dilué	**0,55 $**	**0,49 $**	**0,51 $**	**0,46 $**	**2,00 $**

(EN MILLIERS DE DOLLARS, SAUF LES MONTANTS PAR ACTION)

	TRIMESTRE TERMINÉ				
	31 MARS 2001	30 JUIN 2001	30 SEPT. 2001	30 DÉC. 2001	TOTAUX
Ventes	245 150 $	218 619 $	233 528 $	219 472 $	916 769 $
Coûts des produits vendus	190 368	168 778	183 927	175 050	718 123
Bénéfice brut	54 782	49 841	49 601	44 422	198 646
en pourcentage des ventes	22,3 %	22,8 %	21,2 %	20,2 %	21,7 %
Frais					
Exploitation	23 464	22 397	22 276	29 027	97 164
Amortissement	7 742	7 971	8 092	5 353	29 158
Recherche et développement	1 007	1 209	907	(554)	2 569
Responsabilité civile des produits	–	–	–	20 000	20 000
Intérêts sur dette à long terme	5 112	4 659	4 404	3 468	17 643
Autres frais d'intérêts	196	113	261	249	819
Total des frais	37 521	36 349	35 940	57 544	167 354
Bénéfice avant impôts	17 261	13 492	13 661	(13 122)	31 292
en pourcentage des ventes	7,0 %	6,2 %	5,8 %	-6,0 %	3,4 %
Impôts sur les bénéfices	5 129	3 437	3 332	(7 168)	4 731
Bénéfice net tiré des activités poursuivies	12 132	10 055	10 329	(5 954)	26 562
en pourcentage des ventes	4,9 %	4,6 %	4,4 %	-2,7 %	2,9 %
Perte liée aux activités abandonnées	–	–	–	(1 058)	(1 058)
Bénéfice net	12 132	10 055	10 329	(7 012)	25 504
en pourcentage des ventes	6,4 %	6,0 %	5,6 %	-4,0 %	3,6 %

Résultats par trimestre (suite)

(EN MILLIERS DE DOLLARS, SAUF LES MONTANTS PAR ACTION)

	TRIMESTRE TERMINÉ				
	31 MARS 2001	30 JUIN 2001	30 SEPT. 2001	30 DÉC. 2001	TOTAUX
Bénéfice par action tiré des activités poursuivies					
Non dilué	0,43 $	0,36 $	0,37 $	(0,21)$	0,94 $
Dilué	0,43 $	0,35 $	0,36 $	(0,21)$	0,93 $
Bénéfice par action – Bénéfice net					
Non dilué	0,43 $	0,36 $	0,37 $	(0,25)$	0,91 $
Dilué	0,43 $	0,35 $	0,36 $	(0,25)$	0,89 $

Secteurs

Les résultats de Dorel par secteur sont résumés ci-dessous :

	2002		2001		VARIATION	
	('000)$	% DES VENTES	('000)$	% DES VENTES	('000)$	%
Produits de puériculture						
Ventes	528 446	100,0 %	503 892	100,0 %	24 554	4,9 %
Bénéfice brut	129 541	24,5 %	115 881	23,0 %	13 660	11,8 %
Frais d'exploitation	68 146	12,9 %	62 945	12,5 %	5 201	8,3 %
Amortissement	16 291	3,1 %	13 326	2,6 %	2 965	22,2 %
Recherche et développement	2 115	0,4 %	1 270	0,3 %	845	66,5 %
Bénéfice d'exploitation	42 989	8,1 %	38 340 *	7,6 %	4 649	12,1 %

* avant les charges non récurrentes

	2002		2001		VARIATION	
	('000)$	% DES VENTES	('000)$	% DES VENTES	('000)$	%
Meubles prêts-à-assembler						
Ventes	257 513	100,0 %	260 235	100,0 %	(2 722)	-1,0 %
Bénéfice brut	67 763	26,3 %	66 120	25,4 %	1 643	2,5 %
Frais d'exploitation	14 363	5,6 %	14 861	5,7 %	(498)	-3,4 %
Amortissement	4 404	1,7 %	4 602	1,8 %	(198)	-4,3 %
Recherche et développement	1 010	0,4 %	1 014	0,4 %	(4)	-0,4 %
Bénéfice d'exploitation	47 986	18,6 %	45 643	17,5 %	2 343	5,1 %
Mobilier de maison						
Ventes	206 114	100,0 %	152 642	100,0 %	53 472	35,0 %
Bénéfice brut	34 346	16,7 %	16 687	10,9 %	17 659	105,8 %
Frais d'exploitation	14 338	7,0 %	12 060	7,9 %	2 278	18,9 %
Amortissement	2 890	1,4 %	2 103	1,4 %	787	37,4 %
Recherche et développement	573	0,3 %	285	0,2 %	288	101,1 %
Bénéfice d'exploitation	16 545	8,0 %	2 239	1,5 %	14 306	638,9 %

Note :

En 2002, la Société a modifié la structure de son organisation interne en ce qui a trait à la fabrication et à la vente de meubles de bois et de métal, auparavant déclarés dans le secteur du Mobilier de maison. Ces produits font maintenant partie du secteur des Meubles prêts-à-assembler. Par conséquent, les résultats antérieurement constatés pour l'exercice précédent ont été retraités pour tenir compte de ce changement.


VENTES
PRODUITS DE PUÉRICULTURE
Taux de croissance annuel composé sur 5 ans - 30 %
('000)$
600 000
500 000
400 000
300 000
200 000
100 000
528 443
98
99
00
01
2002


VENTES PRÊT-À-ASSEMBLER
Taux de croissance annuel composé sur 5 ans - 21 %
('000)$
300 000
250 000
200 000
150 000
100 000
50 000
257 513
98
99
00
01
2002


VENTES MOBILIER DE MAISON
Taux de croissance annuel composé sur 5 ans - 14 %
('000)$
250 000
200 000
150 000
100 000
50 000
206 114
98
99
00
01
2002

Produits de puériculture

L'un des principaux événements marquants pour le secteur Juvénile en 2002 a été la nomination de M. Bruce Cazenave au poste de président et chef de la direction du Groupe Juvénile Dorel (DJG), Amérique du Nord, ayant pris effet le 1er mai 2002. M. Cazenave a assumé la responsabilité des activités du secteur nord-américain des Produits de puériculture. Avant de joindre les rangs de Dorel, M. Cazenave était président et chef de la direction d'une importante entreprise privée s'occupant de fabrication et de mise en marché de bougies et d'accessoires de décoration au foyer. Auparavant, il a travaillé auprès de The Timberland Company, puis a œuvré 15 années auprès Black & Decker Inc. M. Cazenave est diplômé de la Johns Hopkins University et de la George Washington University, et est titulaire d'une maîtrise ès sciences en recherche opérationnelle obtenue en 1978.

Misant sur les aspects sécuritaire et pratique, ainsi que sur un style accrocheur, Dorel a lancé, au cours de l'année, la gamme la plus intéressante et complète qu'elle ait jamais produite de produits de puériculture. Elle a également introduit durant cette année un assortiment varié de produits de marque Eddie Bauer commercialisés sous licence.

Il y a lieu de souligner le lancement de la gamme de sièges d'auto de Dorel dotés du système LATCH – *Lower Anchors and Tethers for Children* (points d'ancrage et câbles d'attache abaissés pour enfants), qui constitue l'une des plus importantes innovations de la décennie en matière de sécurité pour les sièges d'auto. Parmi ses autres articles, elle a introduit une variété de produits depuis les sièges d'auto booster plus sécuritaires et confortables, les interphones de surveillance radio, les poussettes plus légères, les chaises hautes jusqu'aux marchettes. Afin de stimuler davantage les activités de développement des produits, à l'exception des sièges d'auto, ces activités ont été regroupées aux installations de Safety 1st à Canton (Massachusetts).

Les ventes du secteur Juvénile ont augmenté de 5 % en 2002. La croissance provient principalement des activités internes et s'est surtout fait sentir en Europe et en Amérique du Nord. En Amérique du Nord, la croissance est principalement attribuable aux sièges d'auto, tandis qu'en Europe, elle provient de la gamme de poussettes Quinny. Du côté des produits de puériculture, les marges ont augmenté par rapport à l'exercice précédent. Cette hausse s'est manifestée aussi bien en Europe qu'en Amérique du Nord. En Amérique du Nord, nous avons attaché davantage d'importance à contrôler les remises accordées aux clients à l'égard des marchandises retournées et d'autres provisions. Tant en Amérique du Nord qu'en Europe, nous avons éliminé le dédoublement des frais engagés en 2001 en rapport avec la réorganisation des réseaux de distribution.

En 2002, les charges d'exploitation ont augmenté de 5,2 M$ par rapport à 2001 surtout en raison des dépenses plus élevées découlant de la responsabilité civile produits et d'autres frais légaux. Même s'ils étaient prévus, ces coûts ont été plus élevés que l'exercice antérieur. L'amortissement a augmenté par rapport à 2001, principalement en raison de l'amortissement plus prononcé sur les moules et de l'accroissement des frais reportés de recherche et développement. Les dépenses en recherche et développement ont augmenté en 2002. En fait, la Société a engagé des dépenses réelles totalisant 9,1 M$ (2001 – 9,9 M$) dont une tranche de 3,7 M$ (2001 – 2,6 M$) a été passée en charges et une tranche de 5,4 M$ (2001 – 6,9 M$) a été reportée et fait l'objet d'un amortissement linéaire sur deux années au titre de l'exploitation. L'amortissement connexe s'est chiffré à 3,8 M$ (2001 – 2,7 M$). Ces sommes ont été consacrées pour bonne partie au secteur Juvénile.

Les facteurs que nous venons d'énumérer se sont conjugués pour faire croître de plus de 12 % le bénéfice d'exploitation du secteur Juvénile en 2002.

Au début de 2002, la Société avait formulé des prévisions pour 2002, selon lesquelles les ventes devraient se situer entre 525 M$ et 575 M$ et le bénéfice d'exploitation entre 7,5 % et 8,5 % des ventes. En avril, les prévisions en matière de rentabilité ont été augmentées de 8,5% à 9,5% des ventes. Les données arrêtées à cet égard ont cependant indiqué un bénéfice d'exploitation de 8,1% des ventes. Les chiffres définitifs se sont révélés inférieurs aux prévisions essentiellement en raison d'une baisse imprévue des ventes au détail au cours du quatrième trimestre en Amérique du Nord et des résultats moins élevés que prévu en Europe. Les résultats inférieurs en Europe sont à la fois imputables à une conjoncture délicate et à certains problèmes d'approvisionnement. Les problèmes d'approvisionnement ont été solutionnés au cours de l'exercice et ne devraient pas nuire aux résultats futurs.

Pour 2003, il a été annoncé, le 28 janvier 2003, que le secteur Juvénile devrait réaliser des ventes se chiffrant entre 560 M$ et 600 M$ et un bénéfice d'exploitation de 9,5% à

10,5% des ventes. La Société a déclaré que des améliorations s'annonçaient sur les marchés européen et nord-américain et que la croissance du bénéfice serait supérieure à celle des ventes en raison de l'amélioration apportée aux activités par suite des mesures que la direction a prises afin de procéder en priorité à l'amélioration des marges, aux coupures dans les dépenses et à profiter du levier de son pouvoir d'achat. En marge de la diffusion de ces prévisions, l'acquisition de Ampafrance, un fabricant de produits de puériculture de France a été annoncée. Il est prévu que l'ajout de Ampafrance devrait donner lieu à des ventes supplémentaires d'environ 150 M$ et accroître le bénéfice de 10 % à 11 % en pourcentage des ventes.

Meubles prêts-à-assembler

L'industrie dans laquelle évolue le secteur Meubles prêts-à-assembler (PAA) a connu une année 2002 difficile. Plusieurs concurrents ont subi les contrecoups du fait qu'un certain nombre de grandes sociétés ont été acculées à la faillite au cours des dernières années et qu'ils ont eu à composer avec une concurrence plus féroce des fournisseurs d'outre-mer, principalement ceux de l'Orient, qui continuent d'importer d'autres types de meubles rivalisant avec les articles courants du secteur des meubles PAA. Comme il n'est pas rentable de produire les articles courants du secteur des meubles PAA en Orient et de les importer, ces articles concurrentiels regroupaient des produits faits de métal, de verre et de bois. Ameriwood a riposté par l'introduction de plusieurs collections, au cours de l'année, arborant de nouvelles finitions et ornés d'articles de quincailierie prometteurs. En outre, des collections de meubles comportant d'élégants accents de métal et de bois ont été introduits.

À l'inverse de nos concurrents cotés en bourse, la rentabilité de la division du PAA s'est améliorée en 2002 comparativement à 2001 malgré une diminution de 1% des ventes. En fait, les ventes unitaires ont effectivement connu une hausse mais les réductions de prix ont entraîné une baisse de quelque 8 M$ des ventes en dollars absolus. Malgré les pressions exercées sur les prix, les marges se sont accrues et les coûts ont baissé; conséquemment, une hausse de 5 % du bénéfice d'exploitation a été enregistrée. Ce rendement a été réalisé en dépit du fait qu'un gros client du secteur du PAA soit demeuré sous la protection de la loi sur les faillites tout au long de l'année.

Ces résultats impressionnants s'expliquent par divers facteurs. Premièrement, les marges ont augmenté de 9/10 de point de pourcentage. Le coût des matières premières est demeuré à des creux historiques. Le prix des panneaux d'aggloméré, la principale matière première pour les meubles PAA, a commencé à décliner en 2000 et est demeuré faible pendant toute l'année 2002. L'efficacité a aussi progressé en regard de 2001, en raison des efforts d'amélioration continue aux usines de PAA. Les coûts d'exploitation ont diminué de 0,5 M$ et en tant que pourcentage des ventes, elles ont également baissé à 5,6 % par rapport à 5,7 % au cours de l'exercice précédent. La dotation aux amortissements a baissé en 2002, vu les immobilisations minimes de 2002 et de 2001. En réalité, au cours des trois derniers exercices, les dépenses nettes d'investissement ne se sont élevées en moyenne qu'à 3,2 M$ par année.

Pour 2002, il était prévu que le secteur PAA devait enregistrer des ventes se situant entre 270 M$ et 285 M$ et un bénéfice d'exploitation, entre 16,5 % et 17,5 % des ventes. Les résultats réels se sont avérés être des ventes de 258 M$ avec un bénéfice d'exploitation de 18,6%. Bien qu'il ait été décevant que les ventes ne s'améliorent pas en 2002, la capacité de ce secteur de dépasser son objectif en matière de bénéfices lui a quand même permis d'atteindre ce même objectif.

Mobilier de maison

Le secteur Mobilier de maison a continué de bénéficier d'une forte demande de futons et d'un programme fructueux ayant donné lieu à une baisse considérable de la structure de coûts de ses activités de Montréal. Les activités liées au futon ont connu l'année la plus rentable de leur histoire. Dorel Asie continue à prendre de plus en plus d'importance au sein de la Société. Pour nombre de produits destinés à d'importants clients, la recherche de sources d'approvisionnement en Asie s'est avérée une initiative heureuse. Comme les détaillants ont cherché davantage à se procurer des meubles et leurs produits connexes en Asie, ce volet des activités de Dorel a permis à celle-ci de saisir certaines occasions qui se sont présentées dans ce marché en pleine expansion et a compté pour près du tiers des bénéfices de ce secteur. Les meubles importés, notamment les fauteuils inclinables en cuir abordables, ont compté pour une importante partie des nouveaux produits lancés durant l'exercice. Les ventes de Cosco Home & Office, les activités de Dorel Mobilier de maison aux États-Unis, ont augmenté en 2002, à la remorque des ventes d'échelles et de tables et chaises pliantes, et ont compté pour le tiers restant des bénéfices de ce secteur. Plusieurs nouvelles tables escamotables et une gamme novatrice de chaises empilables de présentation européenne unique ont été lancées au cours de l'exercice. Au cours du quatrième trimestre, Cosco a conclu un contrat de licence avec Samsonite Corporation à l'égard d'articles destinés au marché du mobilier de bureau. Par ailleurs, au cours de l'exercice, les installations de la Société à Cartersville (Géorgie) ont été fermées et la production des tabourets-escabeaux a été transférée en Orient.

Les marges de l'exercice ont progressé à 16,7 % par rapport à 10,9 % au cours de l'exercice précédent. Tel que décrit en détail ci-dessus, l'amélioration est surtout attribuable à Dorel Mobilier de maison, grâce aux changements qui y ont été apportés, mais la division Cosco Home & Office a elle aussi contribué à l'amélioration des marges grâce à une meilleure combinaison de produits. Les coûts d'exploitation se sont accrus de 2,3 M$ mais en tant que pourcentage des ventes, elles ont chuté à 7,0 % par rapport à 7,9 %. Cette situation est attribuable au fait que ces augmentations ne se sont concrétisées qu'au niveau des frais de vente variables tandis que les frais fixes sont demeurés au même point. La dotation aux amortissements s'est elle aussi accrue de 0,8 M$ en raison de l'amortissement accéléré de la machinerie de production chez Dorel Mobilier de maison, qui est appliqué de manière dégressive à mesure qu'elle importe en quantités de plus en plus importantes les composantes des futons qui y sont assemblés.

Conséquence de tous les facteurs que nous venons de mentionner, les ventes du secteur du Mobilier de maison ont bondi de 35 % en 2002, et son bénéfice a grimpé de 2,2 M$ à 16,5 M$.

En 2002, les prévisions préliminaires à l'égard des ventes se situaient entre 165 M$ et 175 M$ et on s'attendait à un bénéfice d'exploitation entre 4 % et 5 % des ventes. Les résultats réels, soit des ventes de 206 M$ et un bénéfice de 8 % des ventes, se sont de toute évidence avérés plus élevés que les prévisions initiales. Ces secteurs ont tous trois dépassé les prévisions. Les échelles introduites en 2001 par Cosco Home & Office et ses meubles pliants ont excédé de loin les projections. La croissance de Dorel Asie et la rentabilité ascendante de Dorel Mobilier de maison sont des facteurs ayant contribué à l'atteinte de résultats supérieurs à ceux anticipés.

Pour 2003, le secteur Mobilier de maison qui a fait récemment l'objet d'un regroupement (tel que décrit ci-dessus) devrait réaliser des ventes se chiffrant entre 500 M$ et 550 M$ et un bénéfice d'exploitation représentant de 13 % à 14 % des ventes. Les importations prennent une place de plus en plus importante dans ce secteur et continueront d'alimenter la croissance des ventes. Le rythme d'amélioration spectaculaire des activités reliées au futon ralentira, mais il est prévu que les ventes et le bénéfice des trois autres unités du groupe connaîtront une forte croissance. L'on redouble d'efforts au niveau des opérations de fabrication du secteur PAA pour décrocher de nouveaux clients et mettre au point de nouvelles gammes de produits destinées aux marchés que Dorel n'a pas encore pénétrés. Ces facteurs, conjugués aux améliorations anticipées en matière d'approvisionnement, devraient permettre à ce secteur d'afficher une croissance par rapport à 2002.

Autres dépenses

Les intérêts pour l'exercice 2002 ont accusé une baisse par rapport à 2001 alors que l'amélioration du flux de l'encaisse et les fonds recueillis à l'occasion d'une émission d'actions effectuée en mai ont permis de diminuer considérablement le taux d'endettement au cours de l'exercice.

Les dépenses du siège social ont augmenté à 11,4 M$ par rapport à 8,5 M$ au cours de l'exercice précédent et traduisent le rythme accéléré des activités du siège social imputable à la croissance continue de la Société. Les impôts sur le revenu ont grimpé à 24,1 M$ par rapport à 4,7 M$, ce qui est attribuable à l'augmentation marquée du revenu avant impôts de la Société. En 2002, le taux d'imposition de Dorel est passé de 12 % à 28 %. L'augmentation du taux d'imposition réel est proportionnellement attribuable aux modifications apportées aux bénéfices avant impôts par les différentes juridictions fiscales où Dorel exerce ses activités.

Charges non récurrentes

Aucune charge non récurrente n'a été constatée pour l'exercice 2002.

Tel que décrit ci-dessous, une charge non récurrente de 20,0 M$ a été constatée en 2001.

Une charge non récurrente pour responsabilité civile de produits, d'un montant de 2,3 M$, a été imputée à l'exercice 2000, relativement au nouveau programme d'autoassurance remplaçant une partie des assurances auprès de tiers. Ce programme a pris de l'envergure en 2001, vu l'importante hausse des coûts d'assurance, liée à une série d'événements qui ont eu beaucoup de répercussions chez l'ensemble des assureurs. Dorel a pris la décision stratégique de diminuer ses assurances et de bonifier son programme d'autoassurance responsabilité à l'égard de ses produits, réduisant par le fait même sa dépendance envers des tiers assureurs. Ce changement de politique découle du resserrement sans précédent du marché de l'assurance, qui s'est traduit par une flambée des primes et des niveaux de rétention. La charge non récurrente de 20 M$ est basée sur les plus récents rapports actuariels de la Société et n'a aucun lien avec des événements particuliers; il s'agit plutôt d'une provision générale, s'inscrivant dans le cadre de l'accroissement de l'autoassurance et visant à faire face aux risques éventuels en matière de responsabilité civile et coûts afférents, en rapport avec les produits actuellement sur le marché. Dorel a connu tellement de succès avec ses sièges d'auto pour enfants qu'elle est devenue un chef de file dans ce secteur; le nombre de ses sièges d'auto actuellement utilisés a donc beaucoup augmenté. De fait, les ventes de sièges d'auto ont presque quintuplé au cours des six dernières années précédant la charge constatée en 2001.

Liquidités et fonds propres

Flux de trésorerie

En 2002, les flux de trésorerie liés à l'exploitation ont totalisé 126,9 M$, contre 47,2 M$ en 2001. Il s'agit d'une hausse de 79,7 M$. L'autofinancement disponible, qui se définit comme les fonds autogénérés dont sont soustraites les activités d'investissement, a progressé à 103,8 M$ par rapport à 51,2 M$. En 2002, le recouvrement des créances et le coefficient de rotation des stocks ont atteint leur plus haut niveau d'efficacité de ces dernières années. Cette amélioration au chapitre de la gestion des flux de trésorerie, conjuguée à la somme au comptant de 75,0 M$US recueillie à l'occasion de l'émission d'actions au cours de l'exercice, a permis de réduire considérablement la dette. La dette totale, compte non tenu de l'encaisse, a diminué de 178 M$US à seulement 39 M$US, contre 217 M$US à la fin de 2001.


FLUX DE TRÉSORERIE
LIÉ À L'EXPLOITATION C. VENTES
($'000)
($'000)
125,000
100,000
75,000
50,000
25,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
7.0%
5.4%
6.5%
5.1%
12.8%
98
99
00
01
2002
FLUX DE TRÉSORERIE
LIÉ À L'EXPLOITATION
VENTES

Le coefficient de rotation des stocks, qui s'était amélioré de 4,4 à 4,9 en 2001, a progressé davantage à 5,2 en 2002. Tel que mentionné dans l'Analyse relative à l'exercice 2001, la Société poursuit l'objectif de faire grimper ce coefficient à 6 et elle met tout en œuvre pour l'atteindre.

La Société a investi, compte non tenu des dispositions, 23,1 M$ dans divers projets d'immobilisations, principalement dans des actifs immobilisés et des activités de recherche et développement comptabilisées d'avance. À l'exercice 2001, ce poste atteignait 23,7 M$.

Bilan

Le bilan de la Société s'est raffermi en 2002, comme en font foi la baisse des emprunts et la hausse de l'encaisse décrites plus en détail ci-dessus. Le ratio d'endettement a décliné, passant de 0,38 en 2001 à 0,05 à la fin de 2002 et le ratio emprunts/capitaux propres s'est amélioré à 0,26 contre 1,11 en 2001. Ces ratios ont atteint leur point le plus bas, à la fin de 2002, depuis que la Société a été inscrite en bourse, en 1987.

Le 22 juin 2001, Dorel a conclu avec un tiers une entente portant sur la cession, au-dessous de sa valeur nominale, d'une portion de 30,0 M$ de ses comptes clients. En vertu de la convention, la Société, qui agit comme agent serveur de la créance, est autorisée à vendre, sur une base rotative, des créances admissibles additionnelles dans la mesure où des sommes ont été recouvrées sur les créances précédemment vendues. Cette entente a été reconduite en 2002 et, au 30 décembre 2002, des comptes clients d'une valeur de 30,0 M$ avaient été ainsi vendus en vertu de cette entente, et ce montant a été exclu du solde des comptes clients. La Société a également comptabilisé une quote-part conservée dans les créances vendues, représentant la juste valeur estimative conservée à la date de la vente. Au 30 décembre 2002, l'intérêt conservé se situait à 2,25 M$.

Le 22 mai 2002, Dorel a conclu l'entente annoncée antérieurement avec un syndicat de preneurs fermes dirigé par Marchés mondiaux CIBC Inc., selon laquelle les preneurs fermes s'engageaient à acheter et à vendre auprès du public au plus 3 millions d'actions à droit de vote subalterne de catégorie B de Dorel, au prix de 38,50 $CA par action. Dorel a émis 2 929 200 actions de la trésorerie, ce qui lui a rapporté un produit brut de 112,8 M$CA. Dorel a affecté le produit net de 72,4 M$US découlant du placement à la diminution de sa dette bancaire.

En juillet 2002, la Société a vendu, par l'entremise d'une de ses filiales, un montant de 50,0 M$US en capital d'obligations de premier rang à 6,80 %, de catégorie A, échéant le 26 juillet 2012. Le produit net provenant de la vente des billets a été affecté au remboursement de la dette à taux flottant alors impayée. En vertu des dispositions de l'entente sur l'émission des obligations, Dorel peut émettre jusqu'à concurrence de 50,0 M$US d'obligations supplémentaires jusqu'au 26 juillet 2005 inclusivement. Les obligations ont été acquises par un groupe d'investisseurs institutionnels dirigé par La Prudentielle d'Amérique, Compagnie d'Assurance.

Les fonds de roulement s'établissaient à 173,8 M$ à la fin de l'exercice 2002, contre 176,1 M$ en 2001. Les fonds propres sont passés de 212,0 M$ à 354,0 M$. Comme cela est expliqué en détail dans les notes afférentes aux états financiers, Dorel dispose de diverses facilités d'emprunt pour poursuivre l'expansion de ses activités. La Société respecte toutes les clauses restrictives liées à ces contrats d'emprunt.

Les taux de change ont eu des répercussions positives sur le bilan. Le compte cumulatif des rajustements pour conversion, qui a pour but de refléter les variations dans la valeur comptable nette des filiales dont la comptabilité est en devise, s'est amélioré, passant d'un débit de 4,3 M$ à un crédit de 2,9 M$. Cette évolution provient des activités canadiennes de la Société et de sa filiale néerlandaise, et est attribuable au regain de l'Euro et du dollar canadien vis-à-vis du dollar américain, ce dernier étant la monnaie de présentation des états financiers de Dorel. Il faut noter que puisque les filiales de la Société sont considérées comme des établissements étrangers autonomes, les fluctuations du change sont donc constatées dans le compte cumulatif des rajustements pour conversion plutôt que dans l'état des résultats.

Risques et incertitudes

Responsabilité civile à l'égard des produits

À l'instar des fabricants de produits destinés aux consommateurs, Dorel reçoit de nombreuses demandes d'indemnité pour responsabilité à l'égard de ses produits, particulièrement aux États-Unis. Dorel cherche constamment à améliorer la qualité et la sécurité de ses produits. Pour ce faire, Cosco possède son propre banc d'essai à traîneau pour sièges d'auto.

Comme nous l'avons expliqué plus haut (voir la rubrique intitulée « Produits de puériculture »), Dorel a pris la décision stratégique de diminuer ses assurances et de bonifier son programme d'auto-assurance responsabilité à l'égard de ses produits, réduisant par le fait même sa dépendance envers des tiers assureurs. La Société conserve par ailleurs des contrats d'assurance traditionnels pour les sinistres catastrophiques. Bien que Dorel estime son programme d'assurances responsabilité suffisant, il est toujours possible qu'un jugement exige un dédommagement dépassant la protection garantie ou relativement à un risque contre lequel Dorel n'est pas assurée.

Risque de crédit

Les ventes de Dorel sont avant tout effectuées auprès des grands magasins à succursales. Ces dernières années, le secteur du détail est devenu extrêmement compétitif. S'il advenait qu'un important détaillant cesse ses activités, les répercussions sur les résultats consolidés de Dorel pourraient s'avérer négatives. Tel que décrit à la note 4 afférente aux états financiers, aux États-Unis, K-Mart a demandé une protection contre ses créanciers, au début de 2002, et est à réorganiser ses affaires en conformité avec la loi sur la faillite et sur l'insolvabilité en vigueur. On ne peut prévoir l'issue à long terme de cette initiative. Dorel approvisionne K-Mart, et ses créances irrécouvrables pourraient gonfler si cette entreprise cessait brutalement ses activités. Il faut noter que Dorel surveille constamment ses comptes clients et conserve une assurance-crédit pour certains comptes, dans le but de minimiser ce type de risque.

Concentration des ventes

Pour l'exercice terminé le 30 décembre 2002, environ 69 % des ventes de Dorel ont été réalisées auprès de ses trois principaux clients. À l'exercice 2001, ce poste atteignait 66 %. Comme la Société n'est pas liée à ses clients par des contrats à long terme, les ventes de Dorel sont tributaires de sa capacité à offrir continuellement des produits attrayants à prix raisonnable, avec en plus une qualité élevée de service. Il n'y a aucune garantie que Dorel puisse continuer à satisfaire sa clientèle dans des conditions économiquement avantageuses ou que ces clients continueront d'acheter les produits Dorel.

Devises

Plus de deux tiers des activités de Dorel sont situées aux États-Unis. La Société a donc décidé, en 2000, d'adopter le dollar américain comme monnaie de présentation de ses états financiers afin de refléter plus fidèlement ses résultats d'exploitation et sa situation financière réels, tout en minimisant les fluctuations des résultats publiés. Les unités d'exploitation de Dorel hors des États-Unis doivent assumer la majeure partie du risque de change de la Société, tant en ce qui a trait aux achats qu'aux ventes de cette dernière. Les activités canadiennes de Dorel tendent à bénéficier du raffermissement du dollar américain, car une grande partie de leurs produits sont vendus aux États-Unis alors que la plupart de leurs achats sont libellés en dollars canadiens. Les divisions européennes subiront par contre les contrecoups de la vigueur du dollar américain parce que la majeure partie de leurs achats est réglée en dollars américains alors que leurs ventes ne le sont pas. Lorsqu'elle y trouve son avantage, la Société n'hésite pas à recourir à des contrats à terme normalisés ou de gré à gré pour se protéger des fluctuations de devises défavorables.

Encore une fois, il y a lieu de noter que les filiales de la Société sont considérées comme des établissements étrangers autonomes. Ainsi, les fluctuations de change provenant de la conversion de leurs états financiers sont reflétées dans le compte d'écart de change cumulé du bilan consolidé plutôt que dans l'état des résultats.

Environnement

Toutes les divisions de Dorel respectent la réglementation en vigueur en matière de protection de l'environnement. En 2002, la Société a procédé à des investissements nominaux en la matière. Dorel assume certaines responsabilités et frais divers environnementaux relativement à l'usine du Michigan, acquise lors de l'achat d'Ameriwood en 1998. Une provision de 516 000 $ a été inscrite à ce poste au 30 décembre 2002. Tout éventuel dépassement de ce montant ne devrait pas entraîner de retombées négatives importantes pour la Société.

Coût des matières premières

Les principaux produits de base nécessaires à Dorel sont les résines plastiques, les panneaux d'aggloméré et le carton. Globalement, les prix de la résine de plastique ont été plus élevés en 2002 qu'en 2001. Le coût des panneaux d'aggloméré et du carton ont en général été moins élevés en 2002 qu'en 2001. En fait, les prix de ces deux matériaux sont demeurés très bas en 2002. Une flambée de quelconque de ces coûts pourrait avoir un effet préjudiciable sur les résultats ultérieurs.

Conventions comptables et estimations critiques

Ces états financiers ont été préparés conformément aux principes comptables généralement reconnus du Canada. Ils reposent sur des estimations et des hypothèses qui touchent les montants constatés des actifs et des passifs, les produits d'exploitation et les charges, de même que les renseignements fournis sur les actifs et les passifs éventuels. La liste exhaustive de toutes les conventions comptables pertinentes se trouve dans la note 1 afférente aux états financiers.

Nous estimons que les conventions comptables qui suivent sont les plus critiques pour les résultats de Dorel présentés dans ce rapport annuel.

- **Écart d'acquisition :** Les nouvelles règles exigent que les écarts d'acquisition ayant une durée de vie utile indéfinie cessent d'être passés en charges par amortissement. La Société doit plutôt déterminer au moins une fois par année si la juste valeur de chaque unité d'exploitation à laquelle un écart d'acquisition a été attribué est inférieure à la valeur comptable de l'actif net de l'unité y compris les écarts d'acquisition, ce qui indiquerait une perte de valeur. La juste valeur marchande d'une unité de référence, ainsi que celle des éléments d'actif et de passif qui la composent, peut être déterminée à l'aide des méthodes de remplacement pour l'évaluation à la valeur du marché, notamment les cours du marché, la valeur actualisée des flux de trésorerie et les valeurs de réalisation nettes. Pour établir la juste valeur marchande d'une unité de référence, la Société a choisi une méthode d'évaluation et a formulé des hypothèses et des estimations concernant un certain nombre d'éléments, notamment les flux de trésorerie et les taux d'actualisation.

- **Responsabilité civile à l'égard des produits :** La Société est assurée en ce qui a trait à la responsabilité civile produits, en vertu de contrats d'assurance conventionnels et de mécanismes d'autoassurance. Le risque estimatif découlant de la responsabilité civile produits a été calculé par un cabinet d'actuaires indépendant à partir des volumes de ventes historiques, des demandes d'indemnités passées et des hypothèses de la direction et des hypothèses actuarielles. Il englobe des montants pour des incidents déjà survenus ainsi que des incidents susceptibles de se produire sur des articles vendus avant le 30 décembre 2002. Les hypothèses suivantes comptent parmi les hypothèses importantes utilisées dans le modèle actuariel : estimations des réclamations en cours faites par la direction, cycle de vie des produits, taux d'actualisation et fréquence et gravité des incidents relatifs aux produits.

- **Provisions au titre de l'autoassurance :** Certaines des filiales de la Société ont des programmes d'autoassurance les couvrant à hauteur de montants de garantie déterminés en matière d'assurance automobile et d'assurance de la responsabilité civile générale, ainsi qu'à l'égard des indemnités d'accident du travail et de certaines prestations de maladie dont bénéficient les employés, notamment au titre des soins médicaux, dentaires, de la vue et de l'invalidité à court terme. Les provisions sont créées d'après des études actuarielles et, au besoin, les évaluations antérieures et les réclamations futures connues ou estimatives.

- **Régimes de retraite et avantages complémentaires de retraite :** Les coûts des prestations de retraite et des autres avantages complémentaires de retraite sont calculés à partir d'hypothèses formulées par la direction, avec l'aide de cabinets d'actuaires et de consultants indépendants. Ces hypothèses englobent le taux de rendement à long terme sur l'actif de la caisse de retraite, les taux d'actualisation des obligations au titre des prestations de retraite et des autres avantages complémentaires de retraite, les prévisions relatives aux durées de carrière active, aux augmentations de salaire, aux âges de départ à la retraite des membres du personnel et les taux tendanciels du coût des soins de santé.

- **Provisions pour les retours de marchandises vendues et les autres programmes à l'intention des clients :** Au moment de la constatation des produits d'exploitation, il peut également être mentionné certaines réserves, notamment quant aux retours et aux provisions, fondées sur des estimations reposant sur des discussions récentes avec les clients concernés, l'expérience antérieure avec un client et (ou) un produit en particulier, et d'autres facteurs pertinents. Nous recourons à l'historique des retours de marchandises vendues, des provisions, des radiations, des changements apportés à nos politiques internes en matière de crédit et des concentrations de clients pour évaluer la suffisance de notre provision relative aux retours de marchandises vendues. En outre, c'est au poste des produits d'exploitation que la Société constate ces réductions estimatives découlant des programmes à l'intention des clients et des offres promotionnelles, qui englobent les ententes de réduction de prix, les publicités maison, les sommes allouées à la publicité et d'autres remises. Nous recourons à l'historique des marchandises vendues, des ententes verbales et écrites, des ententes entre les clients et les vendeurs, des changements apportés à nos politiques internes en matière de crédit et des concentrations de clients pour évaluer la suffisance de nos provisions.

- **Conversion des devises :** Les états financiers des établissements étrangers autonomes de la Société dont la monnaie fonctionnelle n'est pas le dollar des États-Unis sont convertis de cette monnaie fonctionnelle en dollars des États-Unis en appliquant la méthode du taux courant. Les bénéfices ou les pertes non réalisés qui en résultent s'accumulent dans un élément distinct du poste capitaux propres. Si l'une des filiales de la Société dont la comptabilité est en devise était considérée comme un établissement intégré plutôt qu'un établissement étranger autonome, celle-ci serait tenue d'inclure ces gains ou ces pertes dans son état des résultats plutôt que dans son bilan, ce qui serait susceptible d'avoir un impact majeur sur ses résultats.

Mesures de contrôle et procédures relatives à la divulgation

Le chef de la direction de la Société et le chef de la direction des finances qui relève de lui, après avoir évalué l'efficacité des « mesures de contrôle et procédures relatives à la divulgation » de la Société (au sens donné à l'expression « *disclosure controls and procedures* » dans les règlements 13a-14(c) et 15-d-14(c) pris en vertu de la loi intitulée *Exchange Act*) au cours de la période de 90 jours qui précède la date du dépôt du présent rapport annuel et qui se termine à cette date, en sont venus à la conclusion que les mesures de contrôle et procédures relatives à la divulgation de la Société étaient convenables et efficaces, et qu'elles étaient conçues de manière à ce que tous les renseignements importants concernant la Société et ses filiales regroupées soient portés à leur attention. Postérieurement à la date d'évaluation, il ne s'est produit aucun changement important dans les mesures de contrôle internes de la Société ni, à leur connaissance, dans d'autres facteurs susceptibles d'avoir des répercussions importants sur les mesures de contrôle et procédures relatives à la divulgation de la Société. Ces attestations sont incluses dans le rapport sur formulaire 40-F daté du 30 décembre 2002 que la Société déposera auprès de la SEC.

Déclaration prospective

Certains passages de la présente Analyse peuvent contenir des déclarations prospectives. Ces déclarations, établies à partir de suppositions de la direction, comportent nécessairement de nombreux risques et incertitudes, connus et inconnus. Un écart peut survenir entre les résultats réels et les résultats prévisionnels. Les risques, incertitudes et autres facteurs pouvant influer sur les résultats réels sont décrits sous la rubrique intitulée « Risques et incertitudes » de la présente Analyse et dans la notice annuelle de la Société.

Énoncé de responsabilité de la direction

Le rapport annuel de la Société Les Industries Dorel Inc. pour l'exercice clos le 30 décembre 2002 et les états financiers qu'il contient ont été préparés par la direction de la Société et approuvés par le conseil d'administration. Le comité de vérification du conseil a la responsabilité d'examiner en détail les états financiers et de veiller à ce que soient bien appliqués les systèmes de contrôle interne, les politiques de gestion et les méthodes de comptabilité adoptés par la Société.

Les états financiers qui paraissent dans le présent rapport annuel ont été préparés conformément aux conventions comptables qui sont contenues au dit rapport et que nous jugeons appropriées aux activités de la Société. Les vérificateurs nommés par les actionnaires, Goldsmith Miller Hersh, ont vérifié ces états financiers et leur rapport figure ci-dessous. Tous les renseignements donnés dans le présent rapport annuel sont en accord avec les états financiers qu'il contient.

Martin Schwartz
Président et chef de la direction

Jeffrey Schwartz
Vice-président, finances

Rapport des vérificateurs

AUX ACTIONNAIRES DE LES INDUSTRIES DOREL INC.

Nous avons vérifié les bilans consolidés de LES INDUSTRIES DOREL INC. aux 30 décembre 2002 et 2001 et les états des résultats consolidés, des bénéfices non répartis consolidés et des flux de trésorerie consolidés de chacun des exercices composant la période de trois ans terminée le 30 décembre 2002. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 30 décembre 2002 et 2001, ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices composant la période de trois ans terminée le 30 décembre 2002 selon les principes comptables généralement reconnus du Canada.

Comptables agréés

Montréal, Québec
Le 7 février 2003

Bilan consolidé

AU 30 DÉCEMBRE 2002 (EN MILLIERS DE DOLLARS US)

	2002	2001
ACTIF		
ACTIF À COURT TERME		
Espèces et quasi-espèces	54 450 $	18 640 $
Débiteurs (note 4)	98 267	95 445
Stocks (note 5)	142 157	152 411
Frais payés d'avance	10 465	8 743
Fonds détenus par l'assureur cédant (note 20)	11 298	–
Impôts sur le revenu à recevoir	–	5 156
Impôts futurs	11 114	11 195
	327 751	291 590
IMMOBILISATIONS (note 6)	95 374	98 366
CHARGES REPORTÉES (note 7)	14 111	12 557
ÉCARTS D'ACQUISITION (note 8)	155 669	151 624
ACTIFS INCORPORELS (note 9)	5 818	4 055
IMPÔTS FUTURS	–	1 327
AUTRES ACTIFS (note 14)	11 400	9 055
	610 123 $	568 574 $

PASSIF

	[illegible]		[illegible]	
PASSIF À COURT TERME				
Dette bancaire (note 10)	**8 346**	$	7 911	$
Créditeurs et charges à payer (note 11)	**131 805**		104 873	
Impôts sur le revenu à payer	**11 721**		–	
Fraction à court terme de la dette à long terme	**2 061**		2 680	
	153 933		115 464	
DETTE À LONG TERME (note 12)	**83 301**		225 246	
OBLIGATION AU TITRE DES AVANTAGES COMPLÉMENTAIRES DE RETRAITE (note 14)	**13 213**		12 879	
IMPÔTS FUTURS	**5 670**		3 073	

CAPITAUX PROPRES

CAPITAL-ACTIONS (note 15)	**138 446**		63 023	
BÉNÉFICES NON RÉPARTIS	**212 660**		153 223	
ÉCART DE CONVERSION CUMULÉ (note 17)	**2 900**		(4 334)	
	354 006		211 912	
	610 123	$	568 574	$

ENGAGEMENTS (note 18)

DETTES ÉVENTUELLES (note 19)

RESPONSABILITÉ CIVILE PRODUITS (note 20)

Voir les notes ci-jointes.

APPROUVÉ AU NOM DU CONSEIL :

Martin Schwartz
Administrateur

Jeffrey Schwartz
Administrateur

Bénéfices non répartis consolidés

EXERCICE TERMINÉ LE 30 DÉCEMBRE 2002 (EN MILLIERS DE DOLLARS US)

	2002	2001	2000
Solde au début de l'exercice	153 223 $	127 719 $	119 345 $
Adoption des nouvelles recommandations comptables (note 2)	–	–	(8 233)
	153 223	127 719	111 112
Bénéfice net	61 595	25 504	17 306
Frais d'émission d'actions (nets des impôts de 1 072 $)	(1 990)	–	–
Prime payée lors du rachat d'actions (note 15)	(168)	–	(699)
SOLDE À LA FIN DE L'EXERCICE	212 660 $	153 223 $	127 719 $

Voir les notes ci-jointes.

Résultats consolidés

EXERCICE TERMINÉ LE 30 DÉCEMBRE 2002 (EN MILLIERS DE DOLLARS US, SAUF LES MONTANTS PAR ACTION)

	2002	2001	2000
VENTES	**992 073 $**	916 769 $	757 540 $
CHARGES			
Coût des produits vendus	**760 423**	718 123	582 741
Frais d'exploitation	**106 969**	97 164	83 189
Amortissements	**24 850**	21 168	21 041
Frais de recherche et de développement	**3 698**	2 569	2 876
Responsabilité civile produits (note 20)	**–**	20 000	2 300
Coûts de restructuration (note 21)	**–**	–	9 737
Intérêts sur dette à long terme	**9 987**	17 643	14 968
Autres intérêts	**452**	819	574
	906 379	877 486	717 426
BÉNÉFICE D'EXPLOITATION AVANT CHARGE FISCALE ET AMORTISSEMENT DES ÉCARTS D'ACQUISITION	**85 694**	39 283	40 114
Charge fiscale (note 22)			
Impôts exigibles	**19 388**	(973)	9 389
Impôts futurs	**4 711**	5 704	(3 957)
	24 099	4 731	5 432
BÉNÉFICE TIRÉ DES ACTIVITÉS POURSUIVIES AVANT AMORTISSEMENT DES ÉCARTS D'ACQUISITION	**61 595**	34 552	34 682
Amortissement des écarts d'acquisition	**–**	7 990	4 708
BÉNÉFICE TIRÉ DES ACTIVITÉS POURSUIVIES	**61 595**	26 562	29 974
PERTE AFFÉRENTE AUX ACTIVITÉS ABANDONNÉES (note 23)	**–**	(1 058)	(12 668)
BÉNÉFICE NET	**61 595 $**	25 504 $	17 306 $

	2002	2001	2000
BÉNÉFICE PAR ACTION (note 24)			
Non dilué			
Bénéfice tiré des activités poursuivies avant amortissement des écarts d'acquisition	**– $**	1,23 $	1,23 $
Bénéfice tiré des activités poursuivies	**– $**	0,94 $	1,07 $
Bénéfice net	**2,05 $**	0,91 $	0,62 $
Dilué			
Bénéfice tiré des activités poursuivies avant amortissement des écarts d'acquisition	**– $**	1,21 $	1,22 $
Bénéfice tiré des activités poursuivies	**– $**	0,93 $	1,05 $
Bénéfice net	**2,00 $**	0,89 $	0,61 $

Voir les notes ci-jointes.

Flux de trésorerie consolidés

EXERCICE TERMINÉ LE 30 DÉCEMBRE 2002 (EN MILLIERS DE DOLLARS US)

	2002		2001			
FLUX DE TRÉSORERIE LIÉS AUX :						
ACTIVITÉS D'EXPLOITATION						
Bénéfice tiré des activités poursuivies	61 595	$	26 562	$	29 974	$
Éléments n'affectant pas les liquidités :						
Amortissements	24 850		21 168		21 041	
Amortissement des écarts d'acquisition	–		7 990		4 708	
Impôts futurs	4 711		5 704		(3 957)	
Gain (perte) sur cession d'immobilisations	858		(146)		(25)	
Fonds détenus par l'assureur cédant	(11 298)		–		–	
Moins-value des actifs attribuable à la restructuration	–		–		4 354	
	80 716		61 278		56 095	
Variations des soldes hors liquidités du fonds de roulement (note 25)	46 222		(14 126)		(6 782)	
RENTRÉES NETTES LIÉES AUX ACTIVITÉS D'EXPLOITATION	126 938		47 152		49 313	
ACTIVITÉS DE FINANCEMENT						
Dette bancaire	(902)		3 258		4 016	
Dette à long terme	(142 704)		(40 320)		(18 401)	
Émission d'actions	75 472		528		32	
Rachat d'actions	(218)		–		(816)	
Frais d'émission d'actions	(3 062)		–		–	
SORTIES NETTES LIÉES AUX ACTIVITÉS DE FINANCEMENT	(71 414)		(36 534)		(15 169)	
ACTIVITÉS D'INVESTISSEMENT						
Acquisition de filiales	–		(9 156)		(143 541)	
Encaisse acquise	–		548		6 861	
	–		8 608		(136 680)	
Financée par des emprunts à long terme	–		8 608		136 680	
	–		–		–	
Produit de la vente de créances	–		27 750		–	
Acquisitions d'immobilisations	(15 840)		(11 199)		(15 119)	
Charges reportées	(5 818)		(7 050)		(7 003)	
Actifs incorporels	(3 571)		(4 424)		(571)	
Autres actifs	2 120		(1 000)		(1 120)	
Produit de la cession des activités abandonnées	–		–		1 187	
RENTRÉES NETTES (SORTIES NETTES) LIÉES AUX ACTIVITÉS D'INVESTISSEMENT	(23 109)		4 077		(22 626)	
SORTIES NETTES LIÉES AUX ACTIVITÉS ABANDONNÉES	–		(3 675)		(10 557)	
AUTRES						
Effet des variations des taux de change sur les liquidités	3 395		950		(374)	
AUGMENTATION DES ESPÈCES ET QUASI-ESPÈCES	35 810		11 970		587	
Espèces et quasi-espèces au début de l'exercice	18 640		6 670		6 083	
ESPÈCES ET QUASI-ESPÈCES À LA FIN DE L'EXERCICE	54 450	$	18 640	$	6 670	$

Voir les notes ci-jointes.

Notes afférentes aux états financiers consolidés

AU 30 DÉCEMBRE 2002 (EN MILLIERS DE DOLLARS US, SAUF LES MONTANTS PAR ACTION)

Note 1 - Nature des activités

Les Industries Dorel Inc. fabrique et importe des produits de consommation qui consistent en produits pour enfants et en articles de maison. Les principaux secteurs d'activité de la Société sont les suivants : meubles prêts à assembler, meubles et accessoires pour enfants et articles de maison. Les principaux marchés des produits de la Société sont ceux du Canada, des États-Unis et de l'Europe.

Note 2 - Conventions comptables

Méthode de présentation
Les états financiers ont été établis conformément aux principes comptables généralement reconnus (PCGR) du Canada, le dollar des États-Unis servant de monnaie de présentation.

Les divergences importantes entre les PCGR du Canada et ceux des États-Unis sont décrites et résolues à la note 28.

Méthode de consolidation
Les états financiers consolidés regroupent les comptes de la Société et de ses filiales en propriété exclusive depuis la date de leur acquisition. Tous les comptes et opérations inter-sociétés importants sont éliminés.

Utilisation d'estimations
La préparation d'états financiers en conformité avec les principes comptables généralement reconnus exige de la direction qu'elle fasse des estimations et qu'elle pose des hypothèses qui touchent les montants constatés des actifs et des passifs et les informations fournies sur les actifs et les passifs éventuels à la date des états financiers et les produits et les charges de l'exercice considéré. Des estimations importantes ont été faites et des hypothèses importantes ont été posées pour la détermination de la valeur comptable des actifs à long terme; des provisions pour moins-value des comptes de débiteurs et des stocks; des dettes au titre de réclamations et de règlements éventuels de litiges découlant notamment de la responsabilité civile produits; et des actifs et des engagements relatifs aux régimes de retraite et aux avantages complémentaires de retraite offerts aux salariés. Les résultats réels pourraient différer de ces estimations.

Espèces et quasi-espèces
Tous les placements très liquides ayant des échéances initiales de trois mois ou moins sont considérés comme des quasi-espèces.

Débiteurs
La quote-part conservée, comptabilisée lors de la vente de créances, est calculée sur la base de la juste valeur estimative à la date de la vente. Pour obtenir les justes valeurs, la direction fait la meilleure estimation possible des flux de trésorerie prévus futurs à partir de déductions historiques des rendements et des provisions. Des gains ou pertes sur la vente des créances sont constatés dans la mesure où les sommes effectivement recouvrées diffèrent de la juste valeur estimative à la date de la vente.

Stocks
Les stocks de matières premières sont évalués au coût ou au coût de remplacement, selon le moins élevé des deux. Les stocks de produits finis sont évalués au coût ou à la valeur de réalisation nette, selon le moins élevé des deux. Le coût est déterminé selon la méthode du premier entré, premier sorti, et selon la méthode du dernier entré, premier sorti dans le cas d'une des filiales de la Société.

Amortissements
Les immobilisations sont amorties de la façon suivante :

	MÉTHODE	TAUX
Immeubles et améliorations	Linéaire	40 ans
Machinerie et matériel	Solde décroissant	15 %
Moules	Linéaire	5 ans
Mobilier et agencements	Solde décroissant	20 %
Véhicules	Solde décroissant	30 %
Matériel informatique	Solde décroissant	30 %
Améliorations locatives	Linéaire	5 ans

Note 2 - Conventions comptables (suite)

Charges reportées

Les charges reportées sont présentées au coût, moins l'amortissement cumulé.

Frais de recherche et de développement

La Société a engagé des frais pour des activités relatives à la recherche et au développement de nouveaux produits. Les frais de recherche sont passés en charges au moment où ils sont engagés. Les frais de développement sont également passés en charges à moins qu'ils ne respectent des critères précis en matière de faisabilité technique, commerciale et financière. Au cours de l'exercice, la Société a engagé pour 9 109 $ (2001 – 9 940 $) de frais de recherche et de développement, dont 3 698 $ (2001 – 2 569 $) ont été passés en charges et 5 411 $ (2001 – 6 921 $) ont été reportés et sont imputés aux résultats par amortissement linéaire sur une période de deux ans. L'amortissement connexe s'est chiffré à 3 754 $ (2001 – 2 734 $, 2000 – 1 745 $).

Frais de financement

La Société a engagé certains frais relativement à l'émission de titres d'emprunt à long terme. Les montants en cause sont passés en charges par voie d'amortissement linéaire sur la durée de la dette à long terme correspondante.

Écarts d'acquisition

Un écart d'acquisition représente l'excédent du prix d'achat sur les justes valeurs attribuées aux éléments identifiables de l'actif net acquis d'une filiale. À compter du 1er janvier 2002, la Société a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés faisant l'objet du chapitre 3062 du Manuel, « Écarts d'acquisition et autres actifs incorporels ». Les nouvelles règles exigent que les écarts d'acquisition ayant une durée de vie utile indéfinie cessent d'être passés en charges par amortissement. La Société doit plutôt déterminer au moins une fois par année si la juste valeur de chaque unité d'exploitation à laquelle un écart d'acquisition a été attribué est inférieure à la valeur comptable de l'actif net de l'unité y compris les écarts d'acquisition, ce qui indiquerait une perte de valeur. Toute perte de valeur est alors comptabilisée comme une charge distincte dans les résultats et comme une réduction de la valeur comptable de l'écart d'acquisition. Conformément aux dispositions transitoires prévues dans cette norme, la Société a effectué un test de dépréciation transitoire qui n'a révélé aucune réduction de la valeur comptable des écarts d'acquisition.

Actifs incorporels

Brevets

Les brevets sont amortis linéairement sur leur durée de vie utile prévue.

Licences

Les licences sont amorties en fonction des ventes des produits pour lesquels elles ont été acquises.

Réduction de valeur des actifs à long terme

La Société réévalue constamment la valeur comptable de ses actifs à long terme pour s'assurer qu'il n'y a pas baisse de valeur. Pour ces évaluations, elle tient compte des résultats d'exploitation futurs projetés, des tendances et des autres circonstances pouvant influer sur les évaluations. Les actifs dont la valeur a baissé sont ramenés à la juste valeur estimative, déterminée par l'actualisation des flux de trésorerie prévus.

Conversion des devises

Les états financiers des établissements étrangers autonomes de la Société dont la monnaie fonctionnelle n'est pas le dollar des États-Unis sont convertis de cette monnaie fonctionnelle en dollars des États-Unis en appliquant la méthode du taux courant. Les actifs et les passifs sont convertis aux taux en vigueur à la date du bilan. Les produits et les charges sont convertis aux taux moyens de l'exercice. Les gains ou les pertes non réalisés qui en résultent sont accumulés à titre d'élément distinct des capitaux propres.

Les opérations et les soldes en monnaie étrangère sont convertis en appliquant la méthode temporelle. Tous les actifs et les passifs monétaires sont convertis aux taux en vigueur à la date du bilan. Les actifs et les passifs non monétaires sont convertis aux taux historiques. Les produits et les charges sont convertis aux taux moyens de l'exercice, sauf les amortissements qui sont convertis sur la même base que les actifs connexes. Les gains et les pertes de change sont pris en compte dans le calcul du résultat net.

Instruments financiers dérivés

La Société a recours à divers instruments financiers dérivés, principalement des contrats de change et des contrats d'échange de taux d'intérêt, afin de réduire le risque associé aux variations des taux d'intérêt et des cours des devises. Ces instruments dérivés sont utilisés comme moyen d'atteindre les objectifs de réduction du risque que la Société s'est fixés, en générant à l'égard de la position sous-jacente des flux de trésorerie compensateurs en termes de montants et d'échéancier, et leur efficacité fait l'objet d'une évaluation constante. La Société n'a pas recours aux instruments dérivés à des fins de commerce. Les gains et les pertes de change sur ces contrats ne sont pas constatés dans les états financiers consolidés tant que l'opération sous-jacente n'est pas portée dans les résultats. Les paiements et les rentrées en vertu des contrats d'échange de taux d'intérêt sont constatés à titre d'ajustements des intérêts débiteurs.

À compter du 1er janvier 2004, la Société adoptera les recommandations de l'Institut Canadien des Comptables Agréés faisant l'objet de la Note d'orientation 13, « Relations de couverture », qui définit certaines conditions relativement au moment à compter duquel on peut appliquer la comptabilité de couverture. La Société n'a pas encore déterminé l'incidence qu'aura, le cas échéant, l'adoption de cette note d'orientation.

Régimes de retraite et avantages complémentaires de retraite

Régimes de retraite

Les filiales de la Société offrent à leur personnel des régimes de retraite à prestations déterminées et des régimes de retraite à cotisations déterminées. Les obligations découlant des régimes de retraite à prestations déterminées sont évaluées chaque année par des actuaires indépendants à partir des hypothèses formulées par la direction et selon la méthode de la répartition des prestations. Les régimes promettent des prestations qui sont calculées sur la base d'un montant de prestation défini et en fonction du nombre d'années de service.

La charge de retraite de l'exercice comprend :

- le coût des prestations de retraite accordées en échange des services rendus par les salariés au cours de l'exercice;
- les intérêts sur la valeur actuarielle des prestations constituées, moins les gains sur l'actif de la caisse de retraite;
- les montants représentant l'amortissement de l'actif net non constaté qui est apparu lorsque les conventions comptables ont été appliquées pour la première fois et l'amortissement des gains ou des pertes actuariels ultérieurs résultant de modifications des hypothèses, et l'amortissement linéaire des gains ou des pertes actuariels liés au rendement des actifs, sur la durée moyenne estimative du reste de la carrière active du groupe de salariés.

Avantages complémentaires de retraite

Les avantages autres que des prestations de retraite englobent les prestations d'assurance-maladie et d'assurance-vie qui sont accordées à des salariés à la retraite. Le coût de ces avantages complémentaires de retraite est constitué sur la durée de la carrière des salariés, de façon analogue au coût des prestations de retraite.

À compter du 1er janvier 2000, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés faisant l'objet du chapitre 3461, « Avantages sociaux futurs », qu'elle a appliquées rétroactivement sans retraitement des états financiers des exercices antérieurs. L'adoption des nouvelles recommandations à compter du 1er janvier 2000 a eu pour effet *cumulatif de diminuer de 6 105 $ les bénéfices non répartis, d'augmenter de 4 788 $ les actifs d'impôts futurs, et d'augmenter* de 11 971 $ l'obligation cumulative au titre des avantages complémentaires de retraite.

Les éléments suivants sont importants pour la détermination des actifs ou des passifs relatifs à ces régimes, et des produits ou des charges connexes : le rendement prévu de l'actif du régime, le taux d'actualisation utilisé pour l'évaluation des flux de paiements futurs, les tendances prévues des coûts de santé, et d'autres hypothèses actuarielles. Chaque année, la Société reconsidère les hypothèses importantes à utiliser pour l'évaluation des actifs et des passifs des régimes de retraite et des régimes complémentaires de retraite en fonction de l'état du marché et des prévisions de coûts futurs.

Impôts futurs

Les impôts futurs ont trait aux conséquences fiscales futures prévues des écarts entre la valeur comptable et la valeur fiscale des éléments du bilan aux taux d'imposition en vigueur à la date du bilan. Les actifs d'impôts futurs ne sont comptabilisés que dans la mesure où, de l'avis de la direction, il est plus probable qu'improbable qu'ils seront réalisés. Les actifs et les passifs d'impôts futurs sont ajustés pour tenir compte des effets des modifications des lois fiscales et des taux d'imposition à compter de la date à laquelle elles sont en vigueur ou pratiquement en vigueur. À compter du 1er janvier 2000, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés faisant l'objet du chapitre 3465, « Impôts sur les bénéfices », qu'elle a appliquées rétroactivement sans retraitement des états financiers des exercices antérieurs. L'adoption des nouvelles recommandations au 1er janvier 2000 a eu pour effet cumulatif de réduire de 2 128 $ les bénéfices non répartis et d'augmenter du même montant le passif d'impôts futurs.

Responsabilités en matière de protection de l'environnement

Les responsabilités de la Société en matière de protection de l'environnement sont comptabilisées lorsque les réclamations ou les mesures curatives sont jugées probables et que les coûts qui y sont associés peuvent être estimés avec une certitude raisonnable. Les dépenses relatives à la protection de l'environnement associées aux activités de l'exercice sont généralement passées en charges au moment où elles sont engagées.

Reclassification

Certains montants des exercices précédents ont été reclassés en fonction de la présentation adoptée dans les états financiers de 2002. Les informations sectorielles ont été ajustées pour tenir compte des reclassements entre les secteurs Prêts-à-assembler et Articles de maison.

Modification des principes comptables

À compter du 1er janvier 2002, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés faisant l'objet du chapitre 3870, « Rémunérations et autres paiements à base d'actions ». Cette norme, qui s'applique aux attributions consenties après le 1er janvier 2002, doit être appliquée de manière prospective. La Société ne modifiera pas la méthode qu'elle utilise actuellement pour la comptabilisation des options sur actions consenties aux salariés, mais elle fournira les informations pro forma demandées sur l'incidence de la méthode de la juste valeur, qui permet d'établir les charges de rémunération estimatives. Les informations relatives au régime d'options sur actions de la Société et d'autres informations sont fournies à la note 16.

Modifications comptables futures

À compter du 31 mars 2003, la Société adoptera les recommandations de l'Institut Canadien des Comptables Agréés faisant l'objet de la Note d'orientation concernant la comptabilité 14, « Informations à fournir sur les garanties », qui définit les exigences relatives aux informations à fournir sur les obligations et les risques relatifs aux garanties données.

Note 3 - Acquisition d'entreprises

Le 27 avril 2001, la Société a acquis la totalité des actions en circulation de Quint B.V., société de promotion et de distribution de produits pour enfants – notamment des poussettes et des meubles –, pour une contrepartie globale de 9 156 $, financée au moyen d'un emprunt à long terme.

L'actif acquis et le passif pris en charge comprennent les éléments suivants :

Actif	
Encaisse	548 $
Débiteurs	1 995
Stocks	3 117
Immobilisations	276
Écart d'acquisition	7 924
	13 860 $
Passif	
Créditeurs et charges à payer	3 915
Dette à long terme	789
	4 704
Prix d'achat total	9 156 $

Le 6 juin 2000, la Société a acquis la totalité des actions en circulation de Safety 1st, Inc., société de promotion, de mise en marché et de distribution de produits pour enfants – notamment des dispositifs de sécurité et de protection, des articles de consommation courante, des produits récréatifs et des produits de sécurité domestique –, ayant son siège principal aux États-Unis, pour une contrepartie globale de 150 488 $, financée au moyen d'un emprunt à long terme de 136 680 $.

L'actif acquis et le passif pris en charge comprennent les éléments suivants :

Actif	
Encaisse	6 861 $
Débiteurs	24 187
Stocks	25 071
Immobilisations	18 817
Écart d'acquisition	144 242
Impôts futurs	12 351
Autres actifs	5 259
	236 788 $
Passif	
Créditeurs et charges à payer	25 227
Dette à long terme	61 073
	86 300
Prix d'achat total	150 488 $

Les regroupements ont été comptabilisés selon la méthode de l'acquisition et, en conséquence, les résultats d'exploitation des entreprises acquises sont inclus dans les états financiers consolidés ci-joints depuis la date d'acquisition.

Note 4 - Débiteurs

Les débiteurs comprennent les éléments suivants :

	2001	2000
Total des débiteurs	158 006 $	146 918 $
Provision pour crédits prévus	(54 711)	(47 265)
Provision pour créances douteuses	(5 028)	(4 208)
	98 267 $	95 445 $

Note 4 - Débiteurs (suite)

La Société a conclu avec un tiers une convention pour la vente à escompte de 30 millions de dollars de créances admissibles. En vertu de la convention, la Société, qui agit comme gestionnaire de la créance, est autorisée à vendre, sur une base de rechargement, des créances admissibles additionnelles dans la mesure où des sommes ont été recouvrées sur les créances précédemment vendues. Au 30 décembre 2002, la Société a vendu pour 30 000 $ (2001 - 29 236 $) de créances en vertu de cette convention et a sorti ce montant du bilan aux 30 décembre 2002 et 2001, respectivement. La Société a également comptabilisé une quote-part conservée dans les créances vendues, représentant la juste valeur estimative conservée à la date de la vente. Aux 30 décembre 2002 et 2001, la quote-part conservée totalisant 750 $ est comprise dans les frais payés d'avance.

Le 22 janvier 2002, l'un des plus importants clients de la Société, K-Mart Corporation (« K-Mart ») et 37 de ses filiales se sont placées volontairement sous la protection du chapitre 11 du *Bankruptcy Code* des États-Unis et ont soumis une requête en vue d'une réorganisation. Au 30 décembre 2002, la Société a inclus dans ses comptes de débiteurs des créances brutes pré-requête sur K-Mart totalisant environ 22 918 $. De plus, la Société a inscrit dans sa provision pour crédits prévus certaines provisions pour rendus et rabais, publicité et autres déductions prévues liées spécifiquement aux créances brutes pré-requête. La direction est d'avis qu'elle obtiendra le droit de compenser ces déductions prévues dans le cadre du processus d'administration des créances de faillite. La Société a soumis des demandes d'indemnités d'assurance représentant une part importante de ses créances nettes pré-requête sur K-Mart. La direction est d'avis que le reste des provisions pour crédits prévus et créances douteuses comptabilisées au 30 décembre 2002 sont suffisantes pour couvrir toutes les pertes potentielles associées aux créances sur K-Mart, déduction faite des indemnités d'assurances à recouvrer.

Note 5 - Stocks

Les stocks comprennent les éléments suivants :

	2002		2001	
Matières premières	**32 508**	$	36 674	$
Produits en cours	**7 107**		8 744	
Produits finis	**102 542**		106 993	
	142 157	$	152 411	$

Note 6 - Immobilisations

	Coût		Amortissement cumulé		Valeur nette 2002		2001	
Terrains	1 799	$	–	$	**1 799**	$	1 877	$
Immeubles et améliorations	42 866		9 671		**33 195**		33 144	
Machinerie et matériel	67 227		39 513		**27 714**		31 955	
Moules	62 132		44 492		**17 640**		17 324	
Mobilier et agencements	4 209		2 121		**2 088**		2 689	
Véhicules	632		525		**107**		168	
Matériel informatique	10 305		5 829		**4 476**		3 760	
Améliorations locatives	2 909		1 694		**1 215**		743	
Construction en cours - matériel	7 140		–		**7 140**		5 583	
Matériel acquis en vertu d'un contrat de location-acquisition	–		–		**–**		1 123	
	199 219	$	103 845	$	**95 374**	$	98 366	$

Note 7 - Charges reportées

	2002		2001	
Frais de développement	**11 002**	$	8 689	$
Frais de financement	**1 125**		1 832	
Autres	**1 984**		2 036	
	14 111	$	12 557	$

L'amortissement des frais de développement reportés et de toutes les autres charges reportées s'est chiffré à 3 754 $ (2001 - 2 734 $, 2000 - 1 745 $) et 1 633 $ (2001 - 1 297 $, 2000 - 722 $), respectivement.

Note 7 - Charges reportées (suite)

En rapport avec l'acquisition de Safety 1st en 2000, la Société a inscrit à son bilan un contrat d'échange de taux d'intérêt fixe acquis dans le cadre de la transaction, sur la base de sa juste valeur à la date d'acquisition. Le montant théorique du contrat d'échange est de 35 000 $ au total. Le contrat, qui exige que la Société paie un taux fixe de 6,38 % en échange d'un taux LIBOR de 3 mois, vient à échéance le 1er décembre 2004. Le contrat d'échange inscrit à l'actif est amorti linéairement à compter de la date d'acquisition sur la durée restante du contrat. Les versements d'intérêts périodiques sont portés dans les intérêts débiteurs pour leur montant net. Au 30 décembre 2002, la valeur comptable nette du contrat d'échange comprise dans les autres charges reportées est de 623 $ (2001 - 935 $).

Note 8 - Écarts d'acquisition

Le tableau qui suit résume les incidences de l'adoption de la nouvelle norme :

	2002	2001	2000
Bénéfice net	61 595 $	25 504 $	17 306 $
Amortissement des écarts d'acquisition	–	7 990	4 708
Bénéfice net ajusté	61 595 $	33 494 $	22 014 $
Bénéfice non dilué ajusté par action	2,05 $	1,20 $	0,78 $
Bénéfice dilué ajusté par action	2,00 $	1,17 $	0,78 $

Note 9 - Actifs incorporels

			Valeur nette	
	Coût	Amortissement cumulé	2002	2001
Brevets	5 951 $	1 597 $	4 354 $	4 055 $
Licences	1 638	174	1 464	–
	7 589 $	1 771 $	5 818 $	4 055 $

Note 10 - Dette bancaire

Les taux d'intérêt sur les emprunts en cours ont été en moyenne de 4,89 % pour 2002 et de 5,6 % pour 2001. Au 30 décembre 2002, la Société disposait de lignes de crédit inutilisées d'environ 26 109 $ (2001 - 14 649 $), renégociées annuellement.

Note 11 - Créditeurs et charges à payer

	2002	2001
Créditeurs	91 178 $	82 286 $
Salaires à payer	13 405	9 287
Responsabilité civile produits	27 222	13 300
	131 805 $	104 873 $

Note 12 - Dette à long terme

	2002	2001
Effets garantis de premier rang série « A »		
Portant intérêt au taux de 6,80 % par année, les versements de capital commençant en 2004 étant les suivants :		
◦ 5 annuités de 1 000 $ se terminant en juillet 2008		
◦ 1 versement de 8 500 $ en juillet 2009		
◦ 2 annuités de 10 000 $ se terminant en juillet 2011		
◦ 1 versement final de 16 500 $ en juillet 2012	50 000 $	– $

Note 12 - Dette à long terme (suite)

	2002	2001
Effets à terme		
Portant intérêt au taux de 7,50 % par année, les versements de capital étant les suivants :		
◦ 1 annuité de 1 500 $ en avril 2003		
◦ 5 annuités de 4 800 $ se terminant en avril 2008	**25 500**	27 000
Portant intérêt au taux de 7,63 % par année, les versements de capital étant les suivants :		
◦ 1 annuité de 500 $ en juin 2003		
◦ 5 annuités de 1 600 $ se terminant en juin 2008	**8 500**	9 000
Crédits bancaires renouvelables		
Portant intérêt à des taux annuels divers, pour une moyenne de 6,05 %, basés sur le taux LIBOR ou les taux bancaires US, total disponible de 275 000 $	**–**	190 000
Autres	**1 362**	1 301
Obligation en vertu d'un contrat de location-acquisition	**–**	625
	85 362	227 926
Fraction à court terme	**2 061**	2 680
	83 301 $	225 246 $

Remboursements globaux exigés sur la dette à long terme existante dans les exercices suivants :

EXERCICE SE TERMINANT EN	MONTANT
2003	2 061 $
2004	7 461
2005	7 461
2006	7 461
2007	7 461
	31 905 $

Note 13 - Instruments financiers

Dans le cours normal de ses activités, la Société a recours à divers instruments financiers, dont des instruments financiers dérivés, à des fins autres que le commerce. La Société utilise des instruments financiers dérivés, comme il est décrit dans la note 2, dans le but de réduire le risque associé aux variations des taux d'intérêt et des cours des devises. Ces instruments dérivés comprennent des contrats de change et des contrats d'échange de taux d'intérêt. Les instruments financiers non dérivés comprennent les éléments décrits ci-dessous. Par leur nature, tous ces instruments donnent lieu à un risque, dont le risque de marché et le risque de crédit ou risque de contrepartie, c'est-à-dire le risque que l'autre partie manque à ses obligations. Ces instruments financiers sont soumis aux normes de crédit, contrôles financiers, procédés de gestion du risque et procédés de surveillance habituels.

Juste valeur des instruments financiers constatés
Le tableau suivant illustre les justes valeurs des instruments financiers constatés, établies à partir des méthodes d'évaluation et des hypothèses décrites ci-dessous :

	30 DÉCEMBRE 2002		30 DÉCEMBRE 2001	
	VALEUR COMPTABLE	JUSTE VALEUR	VALEUR COMPTABLE	JUSTE VALEUR
Actifs financiers				
Espèces et quasi-espèces	**54 450 $**	**54 450 $**	18 640 $	18 640 $
Débiteurs	**98 267**	**98 267**	95 445	95 445
Contrat d'échange de taux d'intérêt	**623**	**(3 191)**	935	(2 969)

Note 13 - Instruments financiers (suite)

	30 DÉCEMBRE 2002		30 DÉCEMBRE 2001	
	VALEUR COMPTABLE	JUSTE VALEUR	VALEUR COMPTABLE	JUSTE VALEUR
Passifs financiers				
Dette bancaire	**8 346 $**	**8 346 $**	7 911 $	7 911 $
Créditeurs et charges à payer	**131 805**	**131 805**	104 873	104 873
Dette à long terme	**85 362**	**88 904**	227 926	223 651

Les valeurs comptables indiquées dans le tableau ci-dessus sont celles qui sont incluses dans le bilan et/ou dans les notes afférentes aux états financiers.

Détermination de la juste valeur
Les méthodes et les hypothèses suivantes ont été utilisées pour estimer les justes valeurs de chaque catégorie d'instruments financiers :

Espèces et quasi-espèces, débiteurs, dette bancaire, créditeurs et charges à payer – Les valeurs comptables sont comparables aux justes valeurs en raison des courtes échéances des instruments financiers en cause.

Contrat d'échange de taux d'intérêt – La juste valeur est calculée en fonction de l'écart entre les taux moyens du marché et le taux fixe stipulé au contrat, au 30 décembre 2002.

Dettes à long terme – L'on estime la juste valeur en actualisant les flux de trésorerie prévus à des taux d'actualisation qui représentent les taux d'emprunt dont la Société peut actuellement se prévaloir pour des emprunts comportant des conditions et des échéances semblables.

Lettres de crédit – Comme il est décrit dans la note 18, la Société dispose de certaines lettres attestant de facilités de crédit sur lesquelles la direction ne prévoit subir aucune perte importante.

Gestion du risque de change
La Société conclut divers types de contrats de change dans le but de gérer son risque de change, comme il est indiqué dans le tableau suivant :

	30 DÉCEMBRE 2002		30 DÉCEMBRE 2001		30 DÉCEMBRE 2000	
	MONTANT THÉORIQUE	JUSTE VALEUR	MONTANT THÉORIQUE	JUSTE VALEUR	MONTANT THÉORIQUE	JUSTE VALEUR
Contrats à terme normalisés	**9 318 $**	**9 508 $**	20 820 $	20 780 $	69 684 $	69 823 $
Contrats de change à terme de gré à gré	**5 000**	**5 355**	301	298	8 000	7 924
Options	**–**	**–**	–	–	5 500	5 533

La durée des instruments dérivés sur devises varie de trois à douze mois. Le risque de marché de la Société relativement aux contrats de change est limité au différentiel de cours du change.

Les gains (pertes) non réalisés reportés sur ces contrats sont présentés dans le tableau ci-dessous, avec indication des exercices au cours desquels ils doivent être constatés dans les résultats.

	2002	2001	2000
Seront constatés d'ici			
trois mois	**370 $**	(18) $	(9) $
six mois	**31**	(10)	38
neuf mois	**67**	(7)	52
douze mois	**75**	(8)	15
	545 $	(43) $	96 $

Concentrations du risque de crédit
Presque tous les comptes de débiteurs proviennent de ventes au secteur du détail. Les créances sur des clients importants représentaient respectivement 50,75 % et 59,1 % du total aux 30 décembre 2002 et 2001.

Note 14 - Régimes d'avantages sociaux

Prestations de retraite
Une filiale de la Société offre à des groupes particuliers de salariés des régimes de retraite à prestations déterminées. Les obligations au titre des régimes à prestations déterminées sont établies chaque année par des actuaires indépendants qui se fondent sur les hypothèses formulées par la direction et appliquent la méthode des prestations constituées. Les prestations servies par les régimes sont calculées sur la base d'un montant de prestation défini en fonction du nombre d'années de service.

Note 14 - Régimes d'avantages sociaux (suite)

Les informations relatives aux régimes de retraite à prestations déterminées de la Société se présentent comme suit :

	2002	2001
Obligation au titre des prestations constituées :		
Solde au début de l'exercice	**16 835 $**	14 881 $
Coût des services rendus au cours de l'exercice	**353**	327
Intérêts débiteurs	**1 204**	1 176
Modifications des régimes	**(144)**	720
Prestations versées	**(1 139)**	(1 023)
Pertes actuarielles	**1 008**	754
Solde à la fin de l'exercice	**18 117**	16 835
Actifs des régimes :		
Juste valeur au début de l'exercice	**17 041**	17 579
Rendement réel des actifs des régimes	**(2 717)**	(2 265)
Cotisations de l'employeur	**4 700**	2 750
Prestations versées	**(1 139)**	(1 023)
Juste valeur à la fin de l'exercice	**17 885**	17 041
Situation de capitalisation — excédent (déficit)	**(232)**	206
Perte actuarielle non amortie	**10 101**	4 931
Coût non amorti des services passés	**1 531**	1 822
Obligation transitoire non amortie	**–**	(24)
Actif au titre des prestations constituées	**11 400 $**	6 935 $

L'actif au titre des prestations constituées est compris dans les autres actifs.

Les charges nettes au titre des régimes à prestations déterminées se présentent comme suit :

	2002	2001	2000
Coût des services rendus au cours de l'exercice, déduction faite des cotisations des salariés	**353 $**	327 $	317 $
Intérêts débiteurs	**1 204**	1 176	1 151
Rendement prévu des actifs des régimes	**(1 617)**	(1 635)	(1 662)
Amortissement du coût des services passés	**146**	110	110
Amortissement (du gain actuariel net) de la perte actuarielle nette	**173**	–	–
Amortissement de l'obligation transitoire	**(24)**	(63)	(63)
Charges nettes (avantages nets) au titre des régimes	**235 $**	(85) $	(147) $

La charge totale au titre des régimes à cotisations déterminées est de 2 197 $ (2001 - 1 416 $, 2000 - 1 641 $).

Avantages complémentaires de retraite

Une filiale de la Société offre à presque tous ses salariés un régime d'avantages complémentaires de retraite à prestations déterminées. Les informations relatives au régime d'avantages complémentaires de retraite de la Société se présentent comme suit :

	2002	2001
Obligation au titre des prestations constituées :		
Solde au début de l'exercice	**9 076 $**	11 569 $
Coût des services rendus au cours de l'exercice	**392**	306
Intérêts débiteurs	**731**	807
Modifications du régime	**–**	(1 481)
Prestations versées	**(555)**	(751)
(Gains actuariels) pertes actuarielles	**1 523**	(1 374)
Solde à la fin de l'exercice	**11 167**	9 076

Note 14 - Régimes d'avantages sociaux (suite)

Avantages complémentaires de retraite (suite)

	2002	2001
Actifs du régime :		
Cotisations de l'employeur	555	751
Prestations versées	(555)	(751)
Juste valeur à la fin de l'exercice	–	–
Situation de capitalisation — déficit	(11 167)	(9 076)
(Gain actuariel) perte actuarielle non amorti(e)	(749)	(2 359)
Coût non amorti des services passés	(1 297)	(1 444)
Passif au titre des prestations constituées	(13 213) $	(12 879) $

Les charges nettes au titre du régime d'avantages complémentaires de retraite se présentent comme suit :

	2002	2001	2000
Coût des services rendus au cours de l'exercice, déduction faite des cotisations des salariés	392 $	306 $	296 $
Intérêts débiteurs	732	807	792
Amortissement (du gain actuariel net) de la perte actuarielle nette	(147)	(92)	–
Amortissement du coût des services passés	(66)	(37)	(55)
Charge nette au titre du régime	911 $	984 $	1 033 $

Hypothèses relatives à la moyenne pondérée au 30 décembre 2002 :

	Prestations de retraite			Avantages complémentaires de retraite	
	2002	2001	2000	2002	2001
Taux d'actualisation	6,75 %	7,50 %	8,00 %	6,75 %	7,50 %
Taux de rendement prévu des actifs du régime, à long terme	9,50 %	9,50 %	9,50 %	–	–

Les actifs des régimes sont évalués selon la méthode de la juste valeur. La fraction non amortie des gains et des pertes actuariels et du coût des services passés sont constatés sur la durée moyenne estimative du reste de la carrière active des salariés.

Le taux de croissance annuelle hypothétique du coût des prestations de maladie pour la Société a été fixé à 9,0 % pour l'année 2002 (7,5 % pour l'année 2001) et devrait diminuer graduellement pour atteindre 5 % en 2007 et demeurer à ce niveau par la suite.

Certaines des filiales de la Société ont choisi d'autoassurer certains coûts reliés à tous les programmes de prestations d'assurance-maladie et d'assurance-accidents qu'elles offrent à leurs salariés actifs. Pour l'exercice terminé le 30 décembre 2002, un montant de 9 388 $ (2001 - 9 007 $, 2000 - 8 494 $) a été passé en charges au titre de ces programmes d'avantages.

Certaines des filiales de la Société offrent à certains salariés bénéficiant d'une rémunération élevée un régime de rémunération différée non admissible qui prévoit des cotisations de l'employeur, lesquelles sont placées en fiducie. Les cotisations totales versées en vertu de ces régimes pour l'exercice terminé le 30 décembre 2002 se sont chiffrées à 65 $ (2001 - 15 $, 2000 - 39 $).

Note 15 - Capital-actions

Le capital-actions de la Société se présente comme suit :

Capital autorisé

Nombre illimité d'actions privilégiées sans valeur nominale ou au pair, pouvant être émises en série

Nombre illimité d'actions à vote plural de catégorie « A » sans valeur nominale ou au pair, convertibles en tout temps au gré du détenteur en actions à droit de vote subalterne de catégorie « B », à raison d'une action pour chaque action convertie

Nombre illimité d'actions à droit de vote subalterne de catégorie « B » sans valeur nominale ou au pair, convertibles en actions à vote plural de catégorie « A », dans certaines circonstances, si une offre est faite en vue de l'achat des actions de catégorie « A »

Note 15 - Capital-actions (suite)

Détail des actions émises et en circulation :

	2002		2001	
	NOMBRE	MONTANT	NOMBRE	MONTANT
Actions à vote plural de catégorie « A »				
Solde au début de l'exercice	4 940 360	2 168 $	5 035 260	2 207 $
Actions de catégorie « A » converties en actions de catégorie « B » (1)	(30 900)	(12)	(94 900)	(39)
Solde à la fin de l'exercice	4 909 460	2 156	4 940 360	2 168
Actions à droit de vote subalterne de catégorie « B »				
Solde au début de l'exercice	23 230 132	60 855	23 090 232	60 288
Actions de catégorie « A » converties en actions de catégorie « B » (1)	30 900	12	94 900	39
Actions émises (2)	2 929 200	72 435	–	–
Actions émises en vertu du régime d'options sur actions	216 000	3 037	45 000	528
Actions rachetées (3)	(10 000)	(49)	–	–
Solde à la fin de l'exercice	26 396 232	136 290	23 230 132	60 855
TOTAL DU CAPITAL-ACTIONS		138 446 $		63 023 $

1. Au cours de l'exercice, la Société a converti 30 900 (2001 - 94 900) actions à vote plural de catégorie « A » en actions à droit de vote subalterne de catégorie « B » à un taux moyen de 0,40 $ (2001 - 0,41 $) par action.
2. Dans le cadre d'une entente datée du 26 avril 2002 conclue entre la Société et un syndicat de placeurs dirigé par Marchés mondiaux CIBC Inc., la Société a accepté de vendre et les placeurs ont accepté d'acheter 2 929 200 actions à droit de vote subalterne de catégorie « B » au prix de 24,73 $ (38,50 $CA) pour une contrepartie globale de 72 435 $ (112 774 $CA), le tout en vertu d'un prospectus daté du 8 mai 2002.
3. Dans le cadre d'une offre publique de rachat régulière prenant effet le 9 août 2002, la Société a manifesté l'intention de racheter jusqu'à 200 000 actions à droit de vote subalterne de catégorie « B » au cours en vigueur. Le programme expire le 8 août 2003. Au cours de l'exercice, la Société a racheté pour annulation, dans le cadre d'une offre publique de rachat régulière sur la Bourse de Toronto, 10 000 actions à droit de vote subalterne de catégorie « B » pour une contrepartie totale de 217 $.
4. Le 21 septembre 2001, la Société a octroyé à Hasbro, Inc., à titre de contrepartie partielle du contrat de licence, 200 000 bons de souscription d'actions conférant à Hasbro, Inc. le droit de souscrire 200 000 actions à droit de vote subalterne de catégorie « B » au prix de levée de 19,10 $, expirant au plus tard le 21 septembre 2005.

   En janvier 2003, Hasbro, Inc. a exercé les 200 000 bons de souscription d'actions.

Note 16 - Options sur actions

Des options pour l'achat d'actions à droit de vote subalterne de catégorie « B » peuvent être accordées dans le cadre de différents régimes, au gré du conseil d'administration, à des cadres supérieurs et à certains employés clés. Le prix de levée des options correspond à la valeur de marché des titres à la date à laquelle les options peuvent être accordées. Le nombre maximal d'actions à droit de vote subalterne de catégorie « B » qui peuvent être émises en vertu des régimes est de 4 500 000. Aucune option accordée ne peut être levée dans l'année suivant son octroi et les options pourront être levées, sur une base cumulative, à raison de 25 % dans chacune des quatre années suivantes, et elles expireront au plus tard en l'an 2007.

Le régime d'options d'achat d'actions de la Société se présente ainsi :

	2002		2001	
	OPTIONS	PRIX DE LEVÉE MOYEN PONDÉRÉ	OPTIONS	PRIX DE LEVÉE MOYEN PONDÉRÉ
Options en cours au début de l'exercice	1 414 000	13,69 $	1 503 000	13,72 $
Options accordées	884 000	20,80	15 000	16,47
Options levées	(216 000)	15,24	(45 000)	11,73
Options annulées	(3 000)	18,53	(59 000)	16,24
Options en cours à la fin de l'exercice	2 079 000	16,55 $	1 414 000	13,69 $

Note 16 - Options sur actions (suite)

Résumé des options en cours au 30 décembre 2002 :

	[illegible]			[illegible]	
FOURCHETTE DES PRIX DE LEVÉES	OPTIONS	PRIX DE LEVÉE MOYEN PONDÉRÉ	DURÉE CONTRACTUELLE MOYENNE PONDÉRÉE RESTANTE	OPTIONS	PRIX DE LEVÉE MOYEN PONDÉRÉ
12,47 – 16,28 $	1 029 000	12,60 $	0,86	1 012 750	12,54 $
17,00 – 24,73 $	1 050 000	20,40 $	3,87	91 750	18,31 $
12,47 – 24,73 $	2 079 000	16,55 $	2,38	1 104 500	13,02 $

Si la Société avait choisi de constater les coûts de rémunération sur la base de la juste valeur à la date de l'octroi des options, en conformité avec les dispositions du chapitre 3870 du *Manuel* de l'Institut Canadien des Comptables Agréés, son bénéfice net et ses bénéfices par action auraient été ramenés aux montants pro forma suivants :

		2002
Bénéfice net	Présenté	61 595 $
	Pro forma	60 572 $
Bénéfice non dilué par action	Présenté	2,05 $
	Pro forma	2,01 $
Bénéfice dilué par action	Présenté	2,00 $
	Pro forma	1,97 $
Juste valeur moyenne pondérée des options accordées au cours de l'exercice		7,70 $

Les chiffres ci-dessus du bénéfice net et des bénéfices par action ont été calculés en utilisant la juste valeur des options accordées à la date de l'octroi des options, calculée selon la méthode d'évaluation des options de Black-Scholes. Pour ces calculs, les hypothèses suivantes on été posées concernant la moyenne pondérée pour l'exercice 2002 :

	2002
Taux d'intérêt sans risque	4,33 %
Rendement de l'action	Néant
Facteur de volatilité de la valeur prévue des actions de la Société	0,349
Durée à l'échéance	2,38

Note 17 - Écart de conversion cumulé

Analyse de l'écart de conversion cumulé qui est inclus dans les capitaux propres :

	2002	2001	2000
Solde au début de l'exercice	(4 334) $	(410) $	2 422 $
Conversion des opérations d'établissements étrangers autonomes	7 234	(3 924)	(3 668)
Conversion des emprunts étrangers servant de couverture de l'investissement net dans des établissements étrangers	–	–	836
Solde à la fin de l'exercice	2 900 $	(4 334) $	(410) $

Note 18 - Engagements

a) La Société a conclu des contrats de location à long terme portant diverses dates d'expiration d'ici l'an 2012. Les loyers annuels minimums, à l'exclusion des charges additionnelles, seront les suivants :

EXERCICE SE TERMINANT EN	MONTANT
2003	10 952 $
2004	10 300
2005	8 871
2006	5 876
2007	5 237
	41 236 $

b) La Société a des facilités de crédit pour un total de 33 000 $ (2001 - 19 390 $), dont des lettres de crédit non acceptées en cours aux 30 décembre 2002 et 2001 de 22 152 $ et de 6 578 $, respectivement.

c) Comme l'exige le contrat de réassurance, Dorel Insurance Corporation a délivré une lettre de crédit irrévocable d'un montant de 4 500 000 $.

Note 19 - Dettes éventuelles

La Société est mise en cause dans diverses poursuites judiciaires et est partie à un certain nombre d'autres réclamations réelles ou éventuelles qui sont apparues dans le cours normal de ses activités et dont on ne peut encore prévoir les résultats. De l'avis de la direction, à la lumière des informations actuellement disponibles, les dettes monétaires ou les incidences financières que telles poursuites et réclamations réelles ou éventuelles pourraient avoir pour la Société ne seraient pas importantes eu égard à la situation financière consolidée et aux résultats d'exploitation consolidés de la Société.

Note 20 - Responsabilité civile produits

La Société est assurée en ce qui a trait à la responsabilité civile produits, en vertu de contrats d'assurance conventionnels et de mécanismes d'autoassurance. La Société est assurée en ce qui a trait à la responsabilité civile produits par un assureur tiers dont les risques sont entièrement réassurés par la filiale en propriété exclusive de la Société, Dorel Insurance Corporation, qui fonctionne comme une société d'assurance captive partagée. La couverture assumée par cette société d'assurance tiers est limitée à la juste valeur des actifs détenus par la société d'assurance captive. La Société détient également diverses polices d'assurance excédentaires relativement à des incidents au titre de la responsabilité civile produits survenus avant le 20 décembre 2002.

Le risque estimatif découlant de la responsabilité civile produits a été calculé par un actuaire indépendant à partir des volumes de ventes historiques, des demandes d'indemnités passées et des hypothèses de la direction et des hypothèses actuarielles. Il englobe des montants pour des incidents déjà survenus ainsi que des incidents susceptibles de se produire sur des articles vendus avant le 30 décembre 2002. Les hypothèses suivantes comptent parmi les hypothèses importantes utilisées dans le modèle actuariel : estimations des réclamations en cours faites par la direction, cycle de vie des produits, taux d'actualisation, et fréquence et gravité des incidents relatifs aux produits.

Au 30 décembre 2002, on a estimé que le risque total de la Société relativement à des incidents passés et futurs au titre de la responsabilité civile produits se situait dans une fourchette allant de 25 158 $ à 31 877 $. Le passif comptabilisé, qui se chiffre à 27 222 $ et à 13 300 $ aux 30 décembre 2002 et 2001, respectivement, représente la différence entre le risque total estimatif auquel la Société est exposée et la juste valeur des actifs détenus par la société d'assurance captive.

Fonds détenus par l'assureur cédant

Dorel Insurance Corporation, la société d'assurance captive, a conclu un contrat de réassurance en vertu duquel l'assureur cédant retient des fonds en vue du règlement du montant net des sinistres donnant lieu à des indemnités au titre de la responsabilité civile produits. Ces fonds portent intérêt au taux de 1,64% par année.

Note 21 - Coûts de restructuration

En 2000, la Société a comptabilisé une charge avant impôts de 9 737 $ liée à la fusion et à l'intégration des activités et des installations de fabrication de Safety 1st, Inc. Sont compris dans ce total des moins-values de 4 354 $, des indemnités de départ et autres coûts de personnel de 2 067 $, des coûts de consolidation de la distribution de 2 852 $, et d'autres coûts de 464 $. La consolidation des installations de distribution et le versement des indemnités de départ et autres coûts de personnel restants ont été menés à terme en 2002 et, en conséquence, aucun montant n'était comptabilisé à ce titre dans les créditeurs et charges à payer au 30 décembre 2002. Au 30 décembre 2001, environ 1 828 $ de coûts de restructuration étaient inscrits dans les créditeurs et charges à payer.

Note 22 - Charge fiscale

Les écarts entre la charge fiscale établie en appliquant au bénéfice d'exploitation avant charge fiscale les taux d'imposition de base canadiens combinés (fédéral et provinciaux) et la charge fiscale réelle s'expliquent comme suit :

	2002			2001			2000		
CHARGE FISCALE	29 993	$	35,0 %	10 952	$	35,0 %	14 162	$	40,0 %
PLUS (MOINS) LES EFFETS DES FACTEURS SUIVANTS :									
Amortissements non déductibles fiscalement	–		–	2 640		8,4 %	1 597		4,5 %
Écart des taux d'imposition effectifs des filiales étrangères	(2 761)		(3,2) %	(2 648)		(8,5)%	(2 070)		(5,9)%
Recouvrement d'impôts résultant de l'utilisation d'avantages fiscaux non constatés	(2 979)		(3,5) %	(6 127)		(19,6)%	(8 571)		(24,2)%
Autres - net	(154)		(0,2) %	(86)		(0,2)%	314		0,9 %
CHARGE FISCALE RÉELLE	24 099	$	28,1 %	4 731	$	15,1 %	5 432	$	15,3 %

Le tableau qui suit présente les composantes canadiennes et étrangères du bénéfice d'exploitation avant charge fiscale et de la charge fiscale des exercices terminés les 30 décembre :

	2002	2001	2000
Détail du bénéfice d'exploitation :			
Canadien	14 868 $	(59) $	(8 653) $
Étranger	70 826	31 352	44 059
Bénéfice d'exploitation avant charge fiscale :	85 694 $	31 293 $	35 406 $
Détail de la charge fiscale :			
Impôts exigibles			
Canadiens	4 907 $	(1 208) $	(314) $
Étrangers	14 481	235	9 703
	19 388	(973)	9 389
Impôts futurs			
Canadiens	(208)	319	58
Étrangers	4 919	5 385	(4 015)
	4 711	5 704	(3 957)
Charge fiscale totale	24 099 $	4 731 $	5 432 $

Note 23 - Activités abandonnées

En décembre 2000, la Société a adopté un plan en vue de mettre fin aux activités des installations de fabrication de lits de bébé en bois de Fort Smith (Arkansas) et de vendre les actifs existants. En conséquence, les résultats d'exploitation des installations de Fort Smith (Arkansas) ont été présentés comme des activités abandonnées dans l'état des résultats consolidés ci-joint. Toutes les activités de fabrication ont cessé à Fort Smith au cours de juin 2001. La Société a comptabilisé une perte sur cession des activités abandonnées de 1 058 $ en 2001, causée par des pertes d'exploitation plus élevées que prévu. Au 30 décembre 2001, le bilan consolidé comprenait des stocks de 5 379 $ et des immobilisations de 1 222 $ ayant trait à Fort Smith. Au 30 décembre 2002, le bilan consolidé comprend des stocks d'environ 600 $ ayant trait à Fort Smith, qui devraient être vendus en 2003. Toutes les autres activités relatives à la fermeture de cet établissement étaient terminées au 30 décembre 2002.

En décembre 2000, la Société a adopté un plan en vue de mettre fin à l'importation et à la vente de poussettes par l'entremise de sa filiale Dorel (U.K.) Limited. En conséquence, les résultats d'exploitation de 2000 ont été présentés comme des activités abandonnées dans l'état des résultats consolidés ci-joint.

Le 30 septembre 2000, la Société a vendu des immobilisations et certains frais payés d'avance d'Infantino, Inc. pour un montant de 1 187 $. De plus, l'acheteur s'est engagé à acquérir les stocks à la valeur comptable. Les stocks remis en consignation à l'acheteur ont totalisé 1 221 $ et 3 724 $ en 2001 et 2002, respectivement. En conséquence, les résultats d'Infantino, Inc. ont été présentés comme des activités abandonnées dans l'état des résultats consolidés ci-joint.

Note 23 - Activités abandonnées (suite)

Les résultats d'exploitation relatifs aux activités abandonnées se présentent comme suit :

	2001	2000
Ventes	- $	36 311 $
Perte d'exploitation	-	(10 489)
Économie d'impôts	-	2 534
Perte découlant de l'abandon d'activités	-	(7 955)
Perte avant impôts sur cession d'activités abandonnées	**(2 101)**	(7 650)
Économie d'impôts	**1 043**	2 937
Perte sur cession d'activités abandonnées	**(1 058)**	(4 713)
Activités abandonnées - déduction faite des impôts	**(1 058) $**	(12 668) $

Les actifs nets relatifs aux activités abandonnées se présentent comme suit :

	2001
Actifs à court terme	6 600 $
Immobilisations	1 222
Total des actifs relatifs aux activités abandonnées	7 822 $

Note 24 - Résultat par action

Le tableau qui suit fait un rapprochement entre le nombre non dilué et le nombre dilué d'actions en circulation :

	2002	2001	2000
Moyenne pondérée quotidienne du nombre d'actions à vote plural de catégorie « A » et d'actions à droit de vote subalterne de catégorie « B »	**30 097 165**	28 159 026	28 124 956
Effet dilutif des options sur actions et des bons de souscription d'actions	**642 073**	409 540	392 225
Moyenne pondérée du nombre des actions diluées	**30 739 238**	28 568 566	28 517 181
Nombre d'options sur actions ou de bons de souscription d'actions ayant un effet anti-dilutif, exclus du calcul du résultat par action dilué	**100 000**	200 000	411 000

À compter du 1er janvier 2001, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés faisant l'objet du chapitre 3500, « Résultat par action », qu'elle a appliquées rétroactivement avec retraitement des informations des exercices antérieurs présentées à des fins de comparaison. Selon ce chapitre, on doit utiliser la méthode du rachat d'actions pour calculer l'effet dilutif des options sur actions et des bons de souscription d'actions. L'adoption des nouvelles recommandations en date du 1er janvier 2001 n'a pas eu d'incidence significative sur le résultat dilué par action.

Note 25 - État des flux de trésorerie

Variations nettes des soldes hors liquidités du fonds de roulement relatifs aux activités poursuivies :

	2002	2001	2000
Débiteurs	(950) $	2 320 $	1 613 $
Stocks	12 831	(10 646)	(20 104)
Frais payés d'avance	(5 798)	245	(4 541)
Créditeurs et charges à payer	24 931	2 042	17 310
Impôts sur le revenu	15 208	(8 087)	(1 060)
Total	46 222 $	(14 126) $	(6 782) $

Supplément d'informations :

	2002	2001	2000
Intérêts versés	9 342 $	17 556 $	14 525 $
Impôts payés	12 983 $	1 546 $	7 782 $
Impôts recouvrés	5 400 $	– $	– $

Note 26 - Information sectorielle

Les principaux secteurs d'activité de la Société sont les suivants :

- Produits de puériculture : conception, fabrication et distribution de meubles pour enfants et d'accessoires comprenant sièges d'auto pour enfants, poussettes, chaises hautes, lits de bébé et d'enfant et aides pour la santé et la sécurité des enfants.
- Meubles prêts-à-assembler : conception, fabrication et distribution de meubles prêts à assembler, comprenant meubles de bureau et de chambre à coucher, bibliothèques et solutions d'entreposage, et aussi unités de divertissement et de cinéma maison.
- Articles de maison : conception, fabrication et distribution de produits pour la maison, comprenant meubles pliables en métal, futons, escabeaux, échelles et autres articles de mobilier importés.

Les conventions comptables suivies pour la préparation des informations par secteurs d'activité sont les mêmes que celles utilisées pour l'établissement des états financiers consolidés de la Société et décrites dans la note 2.

La Société évalue sa performance financière à partir de mesures du résultat de ses activités poursuivies avant intérêts, impôts, amortissement des écarts d'acquisition et éléments spéciaux. Les ventes intersectorielles ont été négligeables pour les exercices terminés les 30 décembre 2002, 2001 et 2000.

Secteurs géographiques

	VENTES			IMMOBILISATIONS ET ÉCARTS D'ACQUISITION		
	2002	2001	2000	2002	2001	2000
Canada	157 153 $	145 672 $	141 409 $	11 152 $	11 800 $	13 931 $
États-Unis	708 850	682 417	553 491	214 224	219 429	230 396
Autres pays	126 070	88 680	62 640	25 667	18 761	10 584
Total	992 073 $	916 769 $	757 540 $	251 043 $	249 990 $	254 911 $

Note 26 - Information sectorielle (suite)

Secteurs d'activités

	TOTAL			PRODUITS DE PUÉRICULTURE			PRÊTS-À-ASSEMBLER			ARTICLES DE MAISON		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
	$	$	$	$	$	$	$	$	$	$	$	$
Ventes aux consommateurs	992 073	916 769	757 540	528 446	503 892	369 582	257 513	260 235	273 447	206 114	152 642	114 511
Ventes intersectorielles	–	–	–	–	–	87	–	–	–	–	–	–
VENTES	992 073	916 769	757 540	528 446	503 892	369 669	257 513	260 235	273 447	206 114	152 642	114 511
Coût des produits vendus et frais d'exploitation	860 968	810 516	661 907	469 166	452 226	325 817	205 123	209 990	227 172	186 679	148 300	108 918
Amortissements	23 585	20 031	20 075	16 291	13 326	10 618	4 404	4 602	7 185	2 890	2 103	2 272
Bénéfice d'exploitation	107 520	86 222	75 558	42 989	38 340	33 234	47 986	45 643	39 090	16 545	2 239	3 321
Intérêts	15 217	21 013	17 742	15 222	18 258	14 006	(1 789)	502	1 715	1 784	2 253	2 021
Impôts	29 955	12 064	10 888	8 434	(3 786)	1 298	17 678	15 806	9 618	3 843	44	(28)
Responsabilité civile produits	–	20 000	2 300	–	20 000	2 300	–	–	–	–	–	–
Coûts de restructuration	–	–	9 737	–	–	9 737	–	–	–	–	–	–
Résultat des activités poursuivies *avant amortissement des écarts d'acquisition*	62 348	33 145	34 891	19 333	3 868	5 893	32 097	29 335	27 757	10 918	(58)	1 328
Actif total	539 637	542 609	564 642	362 992	378 211	382 529	99 257	85 563	121 848	77 387	80 835	60 265
Entrées d'immobilisations	15 817	11 454	15 064	10 260	8 484	9 647	5 064	1 543	3 006	493	1 427	2 411

Écarts d'acquisition

Évolution des écarts d'acquisition par secteur d'activité :

Solde au début de l'exercice	151 624	148 896	12 911	147 202	144 199	7 939	4 422	4 697	4 972	–	–	–
Entrées	–	7 924	141 083	–	7 924	141 083	–	–	–	–	–	–
Amortissements	–	(7 990)	(4 708)	–	(7 715)	(4 433)	–	(275)	(275)	–	–	–
Change et autres éléments	4 045	2 794	(390)	4 045	2 794	(390)	–	–	–	–	–	–
Solde à la fin de l'exercice	155 669	151 624	148 896	151 247	147 202	144 199	4 422	4 422	4 697	–	–	–

Note 26 - Information sectorielle (suite)

	TOTAL		
	2002	2001	2000
Rapprochements :			
Résultat net			
Résultat des activités poursuivies avant amortissement des écarts d'acquisition pour les secteurs isolables	62 348 $	33 145 $	34 891 $
Charges du siège social	753	(1 407)	209
Amortissement des écarts d'acquisition	–	7 990	4 708
Perte afférente aux activités abandonnées	–	1 058	12 668
Bénéfice net	61 595 $	25 504 $	17 306 $
Actif total			
Actif total pour les secteurs isolables	539 637 $	542 609 $	564 642 $
Actif du siège social	70 486	25 965	11 402
Actif total	610 123 $	568 574 $	576 044 $

Concentration du risque de crédit

Les ventes aux principaux clients se concentraient comme suit :

	CANADA			ÉTATS-UNIS			ÉTRANGER		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Produits de puériculture	1,2 %	1,3 %	0,8 %	30,8 %	29,4 %	32,2 %	–	–	–
Prêt-à-assembler	4,9 %	5,0 %	7,8 %	16,2 %	17,5 %	16,8 %	–	–	–
Articles de maison	5,3 %	5,8 %	4,9 %	6,5 %	6,9 %	4,5 %	3,7 %	0,5 %	0,8 %

Note 27 - Événement postérieur à la date du bilan

Le 29 janvier 2003, la Société a signé une convention d'achat d'actions pour l'acquisition des actions d'AMPA Group, un fabricant de produits pour enfants situé à Cholet (France), pour une contrepartie totale d'environ 245 000 $, incluant les frais d'acquisition. Cette acquisition sera financée par l'émission d'effets garantis de premier rang de 110 000 $, l'utilisation de facilités de crédit bancaire inutilisées et de la remise de liquidités. La Société procède actuellement à la répartition du coût d'acquisition des actifs nets acquis.

Note 28 - Principes comptables des États-Unis

Les états financiers consolidés de la Société ont été préparés conformément aux principes comptables généralement reconnus du Canada (les PCGR canadiens) qui, dans le cas de la Société, respectent à tous les égards importants ceux des États-Unis (les PCGR américains) et les exigences de la *Securities and Exchange Commission* (SEC), sauf sous les aspects suivants :

Charges reportées

Les PCGR canadiens permettent le report et l'amortissement des frais de développement si des critères précis sont respectés. En vertu des PCGR américains, tous les frais classés comme des frais de développement sont passés en charges au moment où ils sont engagés.

Impôts reportés

En 2000, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés faisant l'objet du chapitre 3465, « Impôts sur les bénéfices », qu'elle a appliquées rétroactivement sans retraitement des états financiers des exercices antérieurs. Cette nouvelle norme est essentiellement la même que la norme contenue dans le SFAS n°109 des États-Unis, « *Accounting for Income Taxes* ». Avant 2000, en vertu des PCGR canadiens, les impôts sur les bénéfices étaient comptabilisés selon la méthode du report d'impôts qui prévoyait la répartition des écarts entre le bénéfice comptable et le bénéfice imposable de l'exercice, l'incidence fiscale étant calculée aux taux d'imposition et conformément aux règlements s'appliquant à cet exercice.

Régimes de retraite et avantages complémentaires de retraite

En 2000, la Société a adopté les recommandations de l'Institut Canadien des Comptables Agréés faisant l'objet du chapitre 3461, « Avantages sociaux futurs », qu'elle a appliquées rétroactivement sans retraitement des états financiers des exercices antérieurs. Cette nouvelle norme est essentiellement la même que celle des États-Unis. Avant 2000, les coûts au titre des avantages complémentaires de retraite autres que les régimes de retraite étaient généralement passés en charges au moment où ils étaient engagés.

Note 28 - Principes comptables des États-Unis (suite)

Selon les PCGR américains, si l'obligation cumulée au titre des avantages excède la valeur de marché des actifs du régime, un passif minimal est comptabilisé pour l'excédent dans la mesure où le passif présenté au bilan est inférieur au passif minimal. Toute partie de ce passif supplémentaire qui concerne un coût non constaté au titre de services passés est comptabilisée comme un actif incorporel dont le résidu est porté dans les autres éléments du résultat global. Les PCGR canadiens n'exigent pas que soit comptabilisé un tel passif minimal.

Comptabilisation des instruments dérivés et des activités de couverture

La norme SFAS n°133, « *Accounting for Derivative Instruments and Hedging Activities* », exige que tous les instruments dérivés, y compris ceux incorporés dans d'autres contrats, soient comptabilisés au bilan à leur juste valeur. Les variations de la juste valeur des dérivés sont comptabilisées à chaque exercice dans le résultat d'exploitation ou les autres éléments du résultat global, selon l'utilisation que l'on a l'intention de faire du dérivé, de la désignation qui en résulte et de son efficacité. Si un instrument dérivé est qualifié de couverture et répond aux conditions d'efficacité de la couverture, une somme compensatrice peut être imputée au résultat d'exploitation mais dans la mesure seulement où la couverture est efficace. La partie « inefficace » de la variation de la juste valeur d'un instrument dérivé qui respecte les conditions d'une couverture est constatée dans le résultat d'exploitation de l'exercice.

Écarts d'acquisition

Selon les PCGR canadiens, certains coûts différentiels engagés en rapport avec une acquisition pouvaient être pris en compte soit dans la répartition du prix d'achat entre les actifs acquis et les passifs pris en charge, soit dans les résultats dans l'état des résultats consolidés. Les PCGR américains exigent que certains coûts différentiels soient pris en compte dans la répartition du prix d'achat et l'écart d'acquisition qui en résulte.

Résultat avant amortissement des écarts d'acquisition

Selon les PCGR canadiens, le chapitre 1581, « Regroupements d'entreprises », récemment publié, permet que l'amortissement des écarts d'acquisition soit présenté après déduction des impôts sous un poste distinct de l'état des résultats consolidés. Ce mode de présentation n'est actuellement pas permis selon les PCGR américains.

Options sur actions

Le *Financial Accounting Standards Board* des États-Unis a publié une nouvelle norme, le SFAS n°123, relativement à la comptabilisation des rémunérations à base d'actions. La Société a choisi de continuer de comptabiliser son régime de rémunération à base d'actions selon les directives contenues dans l'*Accounting Principles Board Opinion* n°25 aux fins du rapprochement avec les PCGR américains; toutefois, les informations supplémentaires qui sont exigées suivant les directives du SFAS n°123 sont fournies ci-dessous.

Conformément à la politique de la Société, le prix de levée des options sur actions de la Société accordées aux salariés est égal à la valeur de marché des actions sous-jacentes à la date de l'octroi de l'option. Par conséquent, selon les règles définies dans l'APB 25, aucune charge correspondante n'a été comptabilisée au titre de la rémunération dans les résultats d'exploitation de la Société aux fins des PCGR américains.

Si la Société avait choisi de constater les coûts de rémunération sur la base de la juste valeur à la date de l'octroi des options, conformément aux dispositions du SFAS n°123, le bénéfice net et le bénéfice par action de la Société auraient été diminués des montants pro forma suivants :

	2002	2001	2000
Bénéfice pro forma tiré des activités poursuivies selon les PCGR américains	**59 723 $**	20 165 $	25 696 $
Perte afférente aux activités abandonnées	–	(1 058)	(12 668)
Bénéfice net pro forma selon les PCGR américains	**59 723 $**	19 107 $	13 028 $
Bénéfice par action pro forma :			
Non dilué			
Bénéfice pro forma tiré des activités poursuivies	**1,99 $**	0,72 $	0,91 $
Bénéfice net pro forma	**1,99 $**	0,68 $	0,46 $
Dilué			
Bénéfice pro forma tiré des activités poursuivies	**1,94 $**	0,71 $	0,90 $
Bénéfice net pro forma	**1,94 $**	0,67 $	0,46 $

Les chiffres ci-dessus du bénéfice net et du bénéfice par action pro forma ont été calculés en utilisant la juste valeur des options accordées à la date de l'octroi, déterminée selon la méthode d'évaluation des options de Black-Scholes. Aux fins de ces calculs, on a utilisé les hypothèses suivantes au titre des moyennes pondérées pour les exercices 2002, 2001 et 2000.

Note 28 - Principes comptables des États-Unis (suite)

	2002	2001	2000
Taux d'intérêt sans risque	4,33 %	5,81 %	7,27 %
Rendement des actions	Néant	Néant	Néant
Facteur de volatilité de la valeur de marché prévue des actions de la Société	0,349	0,354	0,348
Durée à l'échéance	2,38	1,67	2,80

Bénéfices non répartis

Selon les PCGR canadiens, les frais d'émission d'actions sont présentés comme un ajustement des bénéfices non répartis. Selon les PCGR américains, la valeur comptable du capital-actions est présentée déduction faite des frais d'émission.

Le tableau suivant fait un rapprochement entre le bénéfice net présenté à l'état des résultats consolidés et le bénéfice net qui aurait été présenté si les états financiers avaient été préparés selon les PCGR américains et les exigences de la SEC. :

	2002	2001	2000
Bénéfice tiré des activités poursuivies selon les PCGR canadiens	61 595 $	26 562 $	29 974 $
Ajustements visant à rapprocher les états financiers des PCGR américains :			
Frais de développement de produits reportés	(1 648)	(3 964)	(2 275)
Comptabilisation des instruments dérivés	332	(2 264)	(366)
Amortissement des écarts d'acquisition	–	(402)	(123)
Intérêts débiteurs	–	(675)	–
Impôts sur les bénéfices	467	2 583	(420)
	(849)	(4 722)	(3 184)
Effet cumulé du changement - adoption du SFAS n°133, « *Accounting for Derivative Instruments and Hedging Activities* », déduction faite des impôts	–	(665)	–
	(849)	(5 387)	(3 184)
Bénéfice tiré des activités poursuivies selon les PCGR américains	60 746	21 175	26 790
Perte afférente aux activités abandonnées	–	(1 058)	(12 668)
Bénéfice net selon les PCGR américains	60 746 $	20 117 $	14 122 $
Bénéfice par action :			
Non dilué			
Bénéfice tiré des activités poursuivies	2,02 $	0,75 $	0,95 $
Bénéfice net	2,02 $	0,71 $	0,50 $
Dilué			
Bénéfice tiré des activités poursuivies	1,98 $	0,74 $	0,94 $
Bénéfice net	1,98 $	0,70 $	0,50 $

Le tableau qui suit résume les montants présentés au bilan selon les PCGR américains lorsqu'ils diffèrent des montants présentés selon les PCGR canadiens :

	2002	2001
Charges reportées	2 743 $	187 $
Écarts d'acquisition	157 370	157 318
Autres actifs	12 931	–
Actif d'impôts reportés – net à long terme	1 182	1 632
Créditeurs et charges à payer	143 248	104 907
Autres passifs à long terme	3 191	–
Capital-actions	134 667	61 234
Bénéfices non répartis	207 118	147 682
Ajustement au titre du passif de retraite minimal	(6 263)	–
Écart de conversion cumulé	2 565	(4 279)

Note 28 - Principes comptables des États-Unis (suite)

Les impôts reportés au bilan se présentent comme suit :

	2002	2001
Actifs d'impôts reportés à court terme :		
Provisions	**11 081** $	10 877 $
Autres	**33**	318
Actifs d'impôts reportés à court terme nets	**11 114** $	11 195 $
Actifs d'impôts reportés à long terme :		
Prestations de retraite aux salariés	**4 610** $	2 232 $
Frais d'émission d'actions	**773**	74
Frais de développement	**1 773**	2 027
Reports de pertes d'exploitation en avant	**3 074**	8 385
Dérivés	**1 393**	1 501
Autres	**438**	151
Total des actifs d'impôts reportés à long terme	**12 061**	14 370
Passifs d'impôts reportés à long terme :		
Prestations de retraite aux salariés	**154**	131
Immobilisations	**7 950**	11 363
Actifs incorporels	**2 775**	1 244
Total des passifs d'impôts reportés à long terme	**10 879**	12 738
Actifs d'impôts reportés à long terme nets	**1 182** $	1 632 $

L'état des flux de trésorerie de la Société dressé selon les PCGR américains se présenterait comme suit :

	2002	2001	2000
Activités d'exploitation	**121 592** $	40 451 $	45 287 $
Activités de financement	**(71 414)**	(36 534)	(15 169)
Activités d'investissement	**(17 763)**	10 778	(18 600)
Flux de trésorerie nets liés aux activités abandonnées	**–**	(3 675)	(10 557)
Effet des taux de change sur les liquidités	**3 395**	950	(374)
Augmentation des espèces et quasi-espèces	**35 810** $	11 970 $	587 $

Résultat global

Le *Financial Accounting Standards Board* des États-Unis a publié la norme SFAS n°130, « *Reporting Comprehensive Income* ». Pour la Société, la principale différence entre le résultat net traditionnellement présenté dans l'état des résultats consolidés et le résultat global provient de l'écart de conversion présenté dans les capitaux propres et du passif de retraite minimal qui n'est pas encore constaté comme une charge de retraite périodique nette. Le bénéfice global se présente comme suit :

	2002	2001	2000
Bénéfice net selon les PCGR américains	**60 746** $	20 117 $	14 122 $
Ajustements au titre des écarts de conversion	**4 702**	(2 623)	(1 893)
Ajustements au titre du passif de retraite minimal	**(6 263)**	–	–
Effet cumulé du changement – adoption du SFAS n°133, « *Accounting for Derivative Instruments and Hedging Activities* », déduction faite des impôts	**–**	(413)	–
Réalisation de montants reportés, déduction faite des impôts	**–**	413	–
Bénéfice global	**59 185** $	17 494 $	12 229 $

Informations corporatives

Administrateurs

Martin Schwartz
Président
et chef de la direction,
Les Industries Dorel Inc.

Jeff Segel
Vice-président directeur,
ventes et marketing,
Les Industries Dorel Inc.

Alan Schwartz
Vice-président directeur,
opérations,
Les Industries Dorel Inc.

Jeffrey Schwartz
Chef de la direction
des finances et secrétaire
Les Industries Dorel Inc.

Dr. Laurent Picard* C.C.

Maurice Tousson*

Harold P. « Sonny » Gordon*, c.r.

*Membres du comité de vérification

Membres de la direction

Martin Schwartz
Président
et chef de la direction

Pierre Dupuis
Chef de l'exploitation

Alan Schwartz
Vice-président directeur,
opérations

Jeff Segel
Vice-président directeur,
ventes et marketing

Jeffrey Schwartz
Chef de la direction
des finances et secrétaire

Frank Rana
Vice-président, finances
et secrétaire adjoint

Assemblée annuelle des actionnaires

Le mercredi 28 mai 2003, 11 h
Hôtel Omni, Salon Pierre-de-Coubertin :
1050, rue Sherbrooke Ouest, Montréal (Québec) Canada

Rédaction, conception et production : Maison Brison inc.

Principales exploitations

Produits de puériculture

Groupe Juvénile Dorel (DJG) USA
Bruce Cazenave, président
2525 State Street
Columbus, Indiana, USA 47201

Canton Commerce Center
45 Dan Road
Canton, Massachusetts, USA 02021
220 River Drive

Groupe Juvénile Dorel (DJG) Europe
Kees Spreeuwenberg, président
Grasbeemd 28
5705 DG Helmond, Hollande

Isopad House, Shenley Road
Borehamwood, Hertfordshire
Royaume-Uni WD6 1TE

Groupe Ampa
Dominique Favario, président
Ampafrance sa
9 Boulevard du Poitou
BP 905 – 49309 Cholet
France

Ampa industriale italia spa
Via verdi, 14
24060 Telgate (Bergamo) Italie

Ampa France-Portugal lda
Parque industrial da varziela
rua n°1 Arvore
4480 - 109 Villa do Conde
Portugal

Mobilier de maison

Ameriwood Industries
Robert Klassen, président
305 East South First Street
Wright City, Missouri, USA 63390

202 Spaulding Street
Dowagiac, Michigan, USA 49047

458 Second Avenue
Tiffin, Ohio, USA 44883

Ridgewood Industries
3305 Loyalist Street
Cornwall (Ontario) Canada K6H 6W6

Dorel Mobilier de Maison
12345, boul. Albert-Hudon,
bureau 100
Montréal (Québec) Canada H1G 3L1

Cosco Home & Office
Tom Szczurek, président
2525 State Street
Columbus, Indiana, USA 47201

Dorel Asie Ltd.
16/F, Tal Building
49 Austin Road
Kowloon, Hong Kong

Salles d'exposition
1365 Midway Blvd., Unit 27,
Suite 100
Mississauga (Ontario) Canada
L5T 2J5

Commerce and Design Building
201 West Commerce Street, 9th Floor
Highpoint, Caroline du Nord
USA 27261

Siège social

Les Industries Dorel Inc.
1255, avenue Greene, bureau 300
Westmount (Québec) Canada
H3Z 2A4

Avocats

Heenan Blaikie S.R.L.
1250, boul. René-Lévesque Ouest
Bureau 2500
Montréal (Québec) Canada H3B 4Y1

Vérificateurs

Canada : Goldsmith Miller Hersh
1411, rue du Fort, bureau 200
Montréal (Québec) Canada H3H 2N6

États-Unis : Deloitte & Touche S.R.L.
111 Monument Circle
Bank One Tower, Suite 2000
Indianapolis, Indiana
USA 46204-5120

Pays-Bas : Moret Ernst & Young
Prof. Dr. Dorgelolaan 12
5613 AM Eindhoven, P.O. Box 455
The Netherlands

Agent des transferts et agent chargé de la tenue des registres

Société de fiducie Computershare
du Canada

Relations avec les investisseurs

Maison Brison
Rick Leckner
3201, boul. Graham
Ville Mont-Royal (Québec)
Canada H3R 1K1
Tél. : (514) 731-0000
Téléc. : (514) 731-4525
Courriel : brison1@maisonbrison.com

Inscription boursière

Symboles des actions ordinaires :
Bourse de Toronto - DII.A; DII.B
NASDAQ - DIIBF


DOREL

1255, avenue Greene, bureau 300
Westmount (Québec) Canada H3Z 2A4
www.dorel.com